Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FIGMA, Inc.,

ADOBE INC.,

SARATOGA MERGER SUB I, Inc.,

Saratoga MERGER SUB II, LLC

and

FORTIS ADVISORS LLC, as the Representative

Dated September 15, 2022

TABLE OF CONTENTS

i

Exhibits

Exhibit A	Warrant Termination Agreement
Exhibit B	Transmittal Document
Exhibit C	Escrow Agreement
Exhibit D	Key Stockholder Voting Agreement
Exhibit E	Key Stockholders

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 15, 2022 (the “Agreement Date”), by and among Adobe Inc., a Delaware corporation (“Parent”), Saratoga Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub I”), Saratoga Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub II”), Figma, Inc., a Delaware corporation (the “Company”) and Fortis Advisors LLC, a Delaware limited liability company, in its capacity as the Representative (the “Representative”) (each a “Party,” and collectively, the “Parties”).

Recitals

WHEREAS, it is proposed that Merger Sub I shall merge with and into the Company, with the Company surviving the merger as a direct, wholly owned Subsidiary of Parent (the “First Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, pursuant to which the Company Securities (as defined below) will be converted into the right to receive the applicable consideration in the manner set forth herein;

WHEREAS, immediately following the First Merger, the Surviving Corporation shall merge with and into Merger Sub II, with Merger Sub II surviving the merger as a direct, wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL and the DLLCA (such merger, the “Second Merger,” and, together with the First Merger, the “Mergers”), in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the boards of directors of each of Parent, Merger Sub I and the Company has approved this Agreement and the transactions contemplated hereby, including the Mergers, and the board of directors of the Company (the “Company Board”) has declared that it is advisable that this Agreement and the transactions contemplated hereby be adopted and approved by the stockholders of the Company;

WHEREAS, Parent, as sole stockholder of Merger Sub I and as sole member of Merger Sub II, has adopted and approved this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, the Parties intend that, for U.S. federal income tax purposes, the Mergers, taken together, shall qualify as a “reorganization” under Section 368(a) of the Code and this Agreement is intended to constitute, and hereby is adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Mergers, taken together; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement and consummate the Merger, Dylan Field is entering into (i) an offer letter with Parent or one of its Subsidiaries (an “Offer Letter”) and (ii) a Noncompetition and Non-Solicitation Agreement with Parent or one of its Subsidiaries, each to become effective as of, and contingent upon, the Closing.

NOW, THEREFORE, in consideration of the forgoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I

Certain Definitions

Section 1.1.      Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Accounting Principles” means GAAP applied in a manner consistent with the principles, policies and methodologies used in the preparation of the Company’s audited balance sheet as of December 31, 2021 included in the Financial Statements, provided that in the event of any inconsistency or conflict between such principles, policies and methodologies and the definitions of Closing Cash and Cash Equivalents, Closing Indebtedness or Company Expenses set forth in this Agreement, such definitions shall control.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry in writing, audit, notice of violation, proceeding, litigation, citation, summons or subpoena, whether civil, criminal, administrative, regulatory or otherwise, whether at law or in equity, by or before a Governmental Authority.

“Actual Adjustment” means the Consideration Adjustment as set forth on the Final Closing Statement minus the Estimated Consideration Adjustment.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Preliminary Consideration Adjustment” means an amount equal to (i) $0.5896 multiplied by (ii) the number of Unvested Shares.

“Allocation Percentage” means, with respect to each Former Stock Holder, a fraction, the numerator of which is the number of Diluted Shares held by such Former Stock Holder as of immediately prior to the First Effective Time and the denominator of which is the aggregate number of Diluted Shares held by all Former Stock Holders as of immediately prior to the First Effective Time.

“Amended and Restated First Refusal and Co-Sale Agreement” means that certain Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 23, 2021, by and among the Company and the stockholders listed on Schedule A and Schedule B thereto.

“Amended and Restated Investor Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement, dated as of June 23, 2021, by and among the Company and the investors listed on Schedule A thereto.

“Amended and Restated Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of June 23, 2021, by and among the Company and the stockholders listed on Schedule A and Schedule B thereto.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state, foreign or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, trade or foreign investment Laws and regulations that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) regulate foreign investment.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in San Francisco, California or New York, New York are authorized or required by Law to be closed for business.

“Capitalization Matters” means (a) any amount payable in respect of any Dissenting Shares that is in excess of the amount that would have been payable in respect of such Dissenting Shares under this Agreement if they had not been Dissenting Shares, (b) any claims made, or actions initiated, in each case by or on behalf of any former holder of any equity securities of the Company with respect to any matter, event, state of facts or occurrence prior to the First Effective Time and (c) any inaccuracy in the Consideration Spreadsheet (or any update thereto provided by the Representative) or other failure of the Consideration Spreadsheet (or any update thereto provided by the Representative) to comply with the requirements of this Agreement, a Stockholder Agreement or the Company’s Organizational Documents.

“Certificate of Incorporation” means the Company’s Restated Certificate of Incorporation.

“Claim Notices” has the meaning set forth in the Escrow Agreement.

“Closing Cash and Cash Equivalents” means (i) the aggregate amount of all cash and cash equivalents (including liquid marketable securities that can be converted to cash) of the Company and its wholly-owned Subsidiaries as of immediately prior to the Closing, as determined in accordance with the Accounting Principles and without giving effect to the Mergers; provided that Closing Cash and Cash Equivalents shall (a) be calculated net of (x) restricted balances (such as security deposits, customer deposits, bond guarantees, collateral reserve accounts and amounts held in escrow) and (y) outstanding outbound checks, draws, ACH debits and wire transfers and (b) include inbound checks, draws, ACH credits and wire transfers that have been deposited or initiated by a third party payor and in transit, provided that in each case that such amounts are promptly received by the Company (including such amounts paid to the Company’s and its wholly-owned Subsidiaries’ Stripe account by third parties that have been received by Stripe but have not yet been remitted to the Company or its wholly-owned Subsidiaries by Stripe, net of any chargebacks or related reserves and provided that such amounts are received by the Company within five (5) Business Days) minus (ii) the Aggregate Preliminary Consideration Adjustment.

“Closing Consideration Fund” means the total amount of cash and shares of Parent Common Stock that all Vested Shares will convert into the right to receive at Closing pursuant to Section 2.6 and Section 2.7.

“Closing Indebtedness” means the Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means, collectively, the Company Preferred Stock and the Company Common Stock.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class B Common Stock.

“Company E-Services” means Company Products that are provided as services over or through the internet (including over or through cellular networks).

“Company Employee” means each current or former or retired employee, consultant, independent contractor, individual agent, executive manager, officer or director of the Company or any of its Subsidiaries, whether engaged directly or through a professional employer organization or other third party.

“Company Employee Plan” shall mean any plan, program, policy, contract, agreement or other arrangement providing for compensation, bonus pay, severance, benefits, termination pay, change in control pay, deferred compensation, performance awards, stock or stock related awards, phantom stock, commission, vacation, profit sharing, pension benefits, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained, contributed to, or required to be contributed to, by the Company, or by any professional employer organization retained by the Company, for the benefit of any Company Employee or with respect to which the Company has any direct or indirect Liability; provided that the term “Company Employee Plan” shall not include any benefit or compensation plans, programs, policies, practices or contracts sponsored or maintained by a Governmental Authority.

“Company Equity Awards” means the Company Options, the Company PSU Awards, the Company RSU Awards and the Company Restricted Stock.

“Company Expenses” means, to the extent not paid by the Company or any of its Subsidiaries prior to the Closing and regardless of whether or not accrued or due and whether or not billed or invoiced prior to the Closing, (a) all costs, fees and expenses with respect to outside legal counsel, accountants, advisors, brokers, consultants, investment bankers, financial advisors and other third parties which are incurred by the Company or any of its Subsidiaries in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement, (b) any premium in respect of the directors’ and officers’ insurance obtained pursuant to Section 5.10(a), (c) the Company R&W Policy Costs, (d) any “single trigger” cash bonus, sale, retention, transaction or similar payments or compensation of the Company or any of its Subsidiaries that are payable, accelerated, vested or accrued as a result of the Mergers and the transactions contemplated hereby that does not constitute a “Double Trigger Award Payment” as defined below (each, a “Single Trigger Award Payment”); provided that no Company RSU Award or Company PSU Award that, by its terms, vests (in whole or in part) upon the Closing accordance with Section 2.7 shall be deemed a Single Trigger Award Payment and (e) the employer-paid portion of any related employment and payroll Taxes in respect of (i) the Single Trigger Award Payments and (ii) in respect of payment of consideration to holders of Vested Company Equity Awards in accordance with Section 2.7 and Item 14 of Section 5.1(k) of the Company Disclosure Schedules; provided that “Company Expenses” shall not include (x) any amounts reflected as Liabilities in Closing Indebtedness, (y) any “double trigger” bonus, sale, retention, transaction or similar payments or compensation that are payable, accelerated, vested or accrued as a result of the Mergers and the transactions contemplated hereby in combination with any actions taken by Parent or its Subsidiaries after the Closing (each, a “Double Trigger Award Payment”) or (z) the liabilities described on Section 1.1 of the Company Disclosure Schedules.

“Company Fundamental Representations” means the representations and warranties in Section 3.1, Section 3.3, Section 3.4(a), Section 3.6 and Section 3.24.

“Company Intellectual Property” means any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect: (a) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, or revenue or earnings predictions (provided that the underlying reason therefor may be taken into consideration except to the extent otherwise excluded hereunder), (b) the execution and delivery of this Agreement, the public announcement of this Agreement or the pendency of the transactions contemplated hereby including any loss or threatened loss of, or disruption or threatened disruption in, the relationship of the Company or and any of its Subsidiaries, with respect to their respective customers, employees, financing sources, suppliers, strategic partners or similar relationships resulting therefrom (it being understood that this clause (b) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement, the public announcement of this Agreement or the pendency of the transactions contemplated hereby), (c) any adverse change, effect, event, occurrence, state of facts or development after the Agreement Date attributable to conditions generally affecting (i) the industry in which the Company and its Subsidiaries operate or propose to operate in during the Pre-Closing Period, (ii) national or international economies or (iii) national or international financial, credit, banking or securities markets or other capital markets conditions, (d) any adverse change, effect, event, occurrence, state of facts or development in GAAP or other accounting requirements or principles or any change in any Laws (including any COVID-19 Law), or the authoritative interpretation or enforcement thereof and including any action required to be taken by the Company or any of its Subsidiaries to comply with any such changes, in each case, after the Agreement Date, (e) any “Act of God,” weather occurrence, earthquake or other natural disasters or acts of nature, national or international political or social conditions, pandemics (including the COVID-19 pandemic), hostilities, acts of war, sabotage or terrorism or military actions upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions which are existing or underway as of the Agreement Date or (f) any action by the Company or its Subsidiaries which is required by the express terms of this Agreement (other than any such obligation to operate in the ordinary course of business); provided that the exceptions in clauses (c), (d) and (e) above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a disproportionate impact on the Company and its Subsidiaries, relative to other Persons operating in the industry in which the Company and its Subsidiaries operate; provided, further, that in the case of clause (e), such comparison will only be made relative to other similarly situated Persons operating in similarly impacted geographic areas in which the Company and its Subsidiaries principally operate.

“Company Option” means each option to purchase Company Common Stock issued by the Company pursuant to a Company Stock Plan. For the avoidance of doubt, Company Option shall not include any Company Restricted Stock.

“Company Preferred Stock” means, collectively, the Company Series Seed Preferred Stock, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock and the Company Series E Preferred Stock.

“Company Products” means all products, APIs, services, software (including, desktop, server, cloud-based, mobile phone and tablet applications) that have been developed, delivered, marketed, distributed, made available, licensed, sold, offered, imported for resale, manufactured, or provided by the Company at any time.

“Company PSU Award” means each award of performance-based restricted stock units covering shares of Company Common Stock issued by the Company pursuant to a Company Stock Plan and listed on Section 2.7(b) of the Company Disclosure Schedules.

“Company R&W Policy Costs” means (x) if the Closing occurs, the lesser of (i) 50% of the aggregate third-party underwriting costs, deposit, premium and taxes otherwise payable by Parent with respect to the R&W Insurance Policy and (ii) $5,000,000 or (y) if the Closing does not occur, $0.

“Company Restricted Stock” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or are subject to a substantial risk of forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement, holdback agreement or restricted stock purchase agreement), in each case as of immediately prior to the First Effective Time.

“Company RSU Award” means each award of time-based (in addition to other vesting conditions, if applicable) restricted stock units covering shares of Company Common Stock issued by the Company pursuant to a Company Stock Plan. For the avoidance of doubt, Company RSU Award shall not include any Company PSU Award.

“Company Securities” means the Company Common Stock, the Company Preferred Stock, the Company Equity Awards and the Company Warrant.

“Company Source Code” means any software source code, any material portion or aspect of software source code, or any proprietary information or algorithm contained in or relating to any software source code, of any Company Intellectual Property or of any portion of any Company Product owned or purported to be owned by the Company.

“Company Stock Plans” means the Company’s 2012 Equity Incentive Plan, amended as of June 23, 2021 and the Company’s 2021 Executive Equity Incentive Plan, adopted as of June 22, 2021 (each, a “Company Stock Plan”).

“Company Technology” means any Technology the Intellectual Property Rights in which are Company Intellectual Property.

“Company Warrant” means the Warrant to Purchase Common Stock, issued to Silicon Valley Bank on November 20, 2018.

“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of the Company.

“Comprehensively-Sanctioned Territory” means, at any time, a country, region or territory (collectively, “territories”) that is subject to general prohibitions on conducting business or transactions in the territory or with the nationals and/or government of the territory or are otherwise subject to a general embargo (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Confidential Information” means information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent applicable, algorithms, customer lists, ideas, designs, devices, flow-charts, formulas, know-how, methods, processes, programs, prototypes, schematics, systems and techniques.

“Consideration Adjustment” means an amount equal to (i) Closing Cash and Cash Equivalents, minus (ii) Closing Indebtedness, and minus (iii) Company Expenses.

“Consideration Spreadsheet” means the final spreadsheet to be delivered to Parent by the Company in accordance with Section 2.9 which shall include, for each Former Holder: (a) their name, email address (if known by the Company) and status as a U.S. Person or as other than a U.S. Person (if known by the Company), (b) their Allocation Percentage (if any); (c) the portion of the Closing Consideration Fund payable to such Former Holder (if any); (d) the number and type of Company Securities held by such Former Holder, and (e) if applicable, a separate column which indicates whether such Former Holder will be paid by the Exchange Agent or through payroll of the Surviving Company.

“Continuing Employee” shall mean each individual who is an employee of the Company or any of its Subsidiaries as of immediately prior to the First Effective Time and who either remains an employee of the Company or any of its Subsidiaries or becomes an employee of Parent or one of its Affiliates, in each case, immediately following the First Effective Time.

“COVID-19 Law” means any law or any scheme, program, arrangement or measures introduced or enacted by any Governmental Authority in response to or in connection with the COVID-19 pandemic, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar measures, and any Tax laws introduced, or recommendations promulgated by any Governmental Authority, including the World Health Organization, as a result of the COVID-19 pandemic.

“Databases” means databases, data compilations and collections and technical data.

“DGCL” means the Delaware General Corporation Law, as amended.

“Diluted Shares” means (a) the aggregate number of shares of Company Capital Stock issued and outstanding immediately prior to the First Effective Time (excluding any shares of Company Restricted Stock, but including any shares issued pursuant to an exercise of the Company Warrant (including a cashless exercise)) plus, solely to the extent the holder of the Company Warrant executes a Warrant Termination Agreement no later than three (3) days prior to the First Effective Time, (b) the number of shares of Company Capital Stock subject to the Company Warrant immediately prior to the First Effective Time.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Domain Names” means domain names and web addresses, including uniform resource locators, and all goodwill associated with the foregoing.

“Environmental Laws” means all Laws that: (a) regulate air, water, soil and solid waste management, including the generation, release, containment, storage, handling, transportation, disposition or management of any Hazardous Substance; (b) regulate or prescribe requirements for air, water or soil quality; (c) are intended to protect public health from exposure to any hazardous or toxic substance or to protect the environment; or (d) establish liability for the investigation, removal or cleanup of, or damage caused by, any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means any entity that could be treated as a single employer with the Company under Sections 414(b), (c) or (w) of the Code or Section 4001(b)(1) of ERISA or, to the extent relevant under and for purposes of applicable Code provisions, Sections 414(m) or (o) of the Code.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Escrow Amount.

“Escrow Amount” means $40,000,000.

“Estimated Consideration Adjustment” means an amount equal to (a) Estimated Closing Cash and Cash Equivalents, minus (b) Estimated Closing Indebtedness, and minus (c) Estimated Company Expenses.

“Excluded Taxes” means, without duplication, (a) any Taxes imposed on the Company or any of its Subsidiaries for any Pre-Closing Tax Period, determined, with respect to any Straddle Period, in accordance with Section 6.1(b), (b) any Transfer Taxes imposed on Parent, the Company or any of its Subsidiaries for which the Former Holders are responsible pursuant to Section 11.3, (c) any liability for Taxes of any Person for which the Company or any of its Subsidiaries is liable as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing and any liability for the payment of any Tax as a transferee or successor, by contract (other than a Commercial Tax Agreement) or otherwise by operation of Law (in each case, as a result of a transaction or contract entered into prior to the Closing), (d) any Tax obligations for any Pre-Closing Tax Period that have been deferred pursuant to the Coronavirus Aid, Relief, and Economic Security Act or similar statutory relief, (e) any Taxes of the Company or any of its Subsidiaries that will become due and payable in any taxable period beginning after the Closing Date in respect of any amount received by it prior to the Closing or any Taxes attributable to a breach of the Company’s representations and warranties in Section 3.13(l) (or any inaccuracy therein, as of the Agreement Date or as of the Closing Date as if made as of the Closing Date) and (f) any Taxes with respect to any income received or accrued by the Company or any of its Subsidiaries in any Pre-Closing Tax Period for which Parent or any of its Subsidiaries (including the Company and its Subsidiaries after the Closing) is liable as a result of an inclusion under Section 951 or 951A of the Code (or any similar provision of state or local law), determined on a “with and without” basis; provided that, (A) Excluded Taxes (i) shall in no event be a negative number, and (ii) shall not include any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business of the Company, and (B) solely for the purposes of determining Indebtedness, Excluded Taxes (i) shall be calculated taking into account the effect of any net operating losses, Tax credit carryovers and other Tax Attributes of the Company and its Subsidiaries for Pre-Closing Tax Periods, including any Tax deductions as a result of payments required hereunder, including the Company Expenses, Indebtedness or payments in respect of Vested Company Options or Vested Company RSU Awards, in each case, to the extent actually at least “more likely than not” available in a Pre-Closing Tax Period (or, solely with respect to Excluded Taxes described in clause (e) or (f) hereof, available in a taxable period beginning after the Closing Date) to offset Excluded Taxes or reduce an item of gain or income that would otherwise give rise to Excluded Taxes, and (ii) shall not include Specified Taxes. For the avoidance of doubt any Taxes (including payroll Taxes) required to be paid/withheld with respect of Parent RSU Awards or Parent Restricted Stock Awards will not be considered Excluded Taxes.

“Foreign Governmental Authority” means any foreign Governmental Authority, any political subdivision thereof, or any corporation or other entity owned or controlled in whole or in part by any foreign Governmental Authority or any sovereign wealth fund, excluding entities related to the government of the United States or any state or other political sub-division in the United States.

“Foreign Official” means any: (a) officer or employee of a Foreign Governmental Authority or any department, agency or instrumentality (including state-owned entities) thereof; (b) officer or employee of a public international organization; (c) Person acting in an official capacity for or on behalf of any such Foreign Governmental Authority or department, agency or instrumentality thereof, or for or on behalf of any public international organization or any political party; or (d) party official or candidate of any party, excluding, in each case, officials of the government of the United States or any state or other political sub-division of the United States.

“Former Employee Equity Award Holders” means the holders of Vested Company Equity Awards that are outstanding as of immediately prior to the First Effective Time who are not Former Non-Employee Equity Award Holders.

“Former Holders” means the Former Employee Equity Award Holders, the Former Non-Employee Equity Award Holders and the Former Stock Holders.

“Former Non-Employee Equity Award Holders” means the holders of Vested Company Equity Awards that are outstanding as of immediately prior to the First Effective Time who have never been employees of the Company or any of its Subsidiaries.

“Former Stock Holders” means the holders of Company Preferred Stock, Company Common Stock or, to the extent not exercised prior to the First Effective Time (including upon a cashless exercise pursuant to the terms of the Company Warrant), the Company Warrant, as of immediately prior to the First Effective Time (other than holders of any Dissenting Shares or any shares of Company Restricted Stock) (in each case solely in such capacity).

“Former Vested Holders” means all Former Holders who held Vested Shares as of immediately prior to the First Effective Time.

“Fraud” means, with respect to any Person, common law fraud under Delaware Law (and not any form of fraud premised on (i) recklessness or negligence or (ii) innocent misrepresentation).

“GAAP” means generally accepted accounting principles as in effect in the United States as of the Agreement Date.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Hazardous Substance” means any chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, collectively, with respect to the Company and its Subsidiaries, without duplication, the sum of all amounts owing by the Company or its Subsidiaries to repay in full amounts due and terminate all obligations with respect to (i) all indebtedness for borrowed money or funded indebtedness or obligations issued in substitution or exchange for borrowed money or funded indebtedness of the Company or its Subsidiaries, and all obligations evidenced by bonds, debentures, notes or other similar instruments, (ii) all obligations under acceptance credit, letters of credit or similar facilities, in each case solely to the extent drawn, (iii) all obligations under capital or direct financing leases determined in accordance with GAAP and purchase money and/or vendor financing, (iv) any obligations with respect to an interest rate hedging agreements, swap agreements, forward rate agreements, interest rate cap or collar agreements or other derivative agreement, (v) any obligations of the type referred to in clauses (i) through (iv) above or (vi) through (vii) below secured by a Lien (other than Permitted Liens) on property or assets owned by the Company or its Subsidiaries, (vi) any deferred rent obligations, (vii) all guarantee, endorsement, assumption, contingent or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vi) above, including, in each case of clauses (i) through (vii) above, principal and accrued and unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption of any of the foregoing to the extent such costs, penalties, additional interest, premiums, fees or other costs and expenses would actually be payable in connection with the termination or repayment of the related obligations at the time at which such Indebtedness is measured, (viii) all current liabilities for Excluded Taxes, determined in accordance with GAAP, but excluding any liabilities for deferred Taxes established to reflect timing differences between GAAP and applicable Tax Law other than any Excluded Taxes described in clause (d) or (e) of the definition thereof, (ix) any Liabilities of the Company or its Subsidiaries in respect of bonuses that are (I) actually payable upon or before the Closing and (II) accrued or required to be accrued in accordance with GAAP (which, for clarity, will not include Liabilities in respect of commissions), (x) unfunded or underfunded defined benefit pension Liabilities or retiree health or welfare benefits, (xi) vested Liabilities under deferred compensation plans or arrangements, (xii) any declared but unpaid dividends and any deferred purchase price related to property, services, asset purchases and/or acquisitions (including any earn-out or contingent payment obligations, but for the avoidance of doubt excluding deferred revenue), (xiii) any unpaid contractual severance payments and associated amounts that are actually due by the Company prior to the Closing and (xiv) the employer portion of any payroll, employment or similar Taxes related to clauses (ix) through (xi) or clause (xiii); provided that Indebtedness shall not include (I) any Liabilities included in the calculation of Company Expenses, (II) any Double Trigger Award Payments or (III) any liabilities of the Company set forth in Section 1.1 of the Company Disclosure Schedules.

“Intellectual Property Rights” means any and all rights, including common law and statutory rights anywhere in the world, in or affecting intellectual or industrial property or other proprietary rights, existing now or in the future, including any and all rights in, to, or subsisting in the following: (a) patents, invention disclosures, the rights to file a patent application, published or unpublished nonprovisional patent applications, published or unpublished provisional patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs (“Patents”); (b) words, names, symbols, devices, designs, and other designations, including logos, trade names, trade dress, trademarks and service marks, and all goodwill associated with the foregoing (“Trademarks”); (c) Domain Names and social media handles; (d) copyrights and any other equivalent rights in Works of Authorship (including rights in software as a Work of Authorship) and any other related rights of authors (“Copyrights”); (e) all data, information and materials, whether or not patentable or copyrightable, and whether or not reduced to tangible form, including all technology, ideas, research and development, discoveries, inventions (whether or not patentable), proprietary information, databases, trade secrets and industrial secrets, research records, and rights in know-how, confidential or proprietary business or technical information, and all hardware and software (“Trade Secrets”); (f) all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing, the right to file applications and obtain registrations, and all rights arising therefrom and pertaining thereto; and (g) other similar or equivalent intellectual property rights anywhere in the world.

“Inventions” means inventions (whether or not patentable, or tangible or intangible), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes and new uses for any of the preceding items.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Knowledge” means, in the case of the Company, the actual knowledge of the individuals set forth on Section 1.1(b) of the Company Disclosure Schedules, after reasonable inquiry of their direct reports with operational responsibility for the matter in question, and, in the case of Parent, the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedules, after reasonable inquiry of their direct reports with operational responsibility for the matter in question.

“Law” means any applicable statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liabilities” means all direct or indirect debts, liabilities, Taxes, losses, damages, costs, expenses, fines, interests, awards, judgments, penalties, guarantees, commitments and obligations of any kind, whether fixed, contingent or absolute, liquidated or unliquidated, due or to become due, whenever or however arising (including whether arising out of any contract, under any Law or Action, or tort based on negligence or strict liability).

“Lien” means, with respect to any property or asset, any mortgage, license, pledge, security interest, encumbrance, lien, charge or other adverse claim of any kind in respect of such property or asset.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NSO” means a Company Option that is not an “incentive stock option” within the meaning of Section 422(b) of the Code.

“Open Source License” means any license that fits within the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including (a) any license approved by the Open Source Initiative, (b) any Creative Commons License, and (c) the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), Mozilla Public License (MPL), BSD licenses, Artistic License (e.g., PERL), Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Q Public License (QPL), IBM Public License, Server Side Public License (SSPL) and Apache License.

“Open Source Software” means any software that is distributed under an Open Source License.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement, stockholders’ agreement, and all other similar documents, instruments, agreements or certificates executed, adopted or filed in connection with the creation, formation, governance or organization of a Person, including any amendments thereto.

“Parent Closing Share Price” means the simple average closing sale price of one (1) share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) for the thirty (30) consecutive trading days ending on (and including) the second to last trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1, Section 4.3, Section 4.6, Section 4.12 and Section 4.14.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect: (a) any change, in and of itself, in the trading price or volume of Parent’s securities or the failure, in and of itself, by Parent to meet any internal or published projections, forecasts, or revenue or earnings predictions, including those made available to the Company prior to the Agreement Date (provided that the underlying reason for such change in trading price or failure to meet published projections, forecasts, or revenue or earnings predictions may be taken into consideration except to the extent otherwise excluded hereunder), (b) the execution and delivery of this Agreement, the public announcement of this Agreement or the pendency of the transactions contemplated hereby, including any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Parent or and any of its Subsidiaries, with respect to their respective customers, employees, financing sources, suppliers, strategic partners or similar relationships resulting therefrom (it being understood that this clause (b) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement, the public announcement of this Agreement or the pendency of the transactions contemplated hereby), (c) any adverse change, effect, event, occurrence, state of facts or development after the Agreement Date attributable to conditions generally affecting (i) the industry in which Parent and its Subsidiaries operate or propose to operate in during the Pre-Closing Period, (ii) national or international economies or (iii) national or international financial, credit, banking or securities markets or other capital markets conditions, (d) any adverse change, effect, event, occurrence, state of facts or development in GAAP or other accounting requirements or principles or any change in any Laws (including any COVID-19 Law), or the authoritative interpretation or enforcement thereof and including any action required to be taken by Parent or any of its Subsidiaries to comply with any such changes, in each case, after the Agreement Date, (e) any “Act of God,” weather occurrence, earthquake or other natural disasters or acts of nature, national or international political or social conditions, pandemics (including the COVID-19 pandemic), hostilities, acts of war, sabotage or terrorism or military actions upon the United States or any other country, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States or any other country or group or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions which are existing or underway as of the Agreement Date or (f) any action by Parent or its Subsidiaries which is required by the express terms of this Agreement; provided that the exceptions in clauses (c), (d) and (e) above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a disproportionate impact on Parent and its Subsidiaries, relative to other Persons operating in the industry in which Parent and its Subsidiaries operate; provided, further, that in the case of clause (e), such comparison will only be made relative to other similarly situated Persons operating in similarly impacted geographic areas in which Parent and its Subsidiaries principally operate.

“Payoff Documentation” means, with respect to the Company Indebtedness for which Parent has made a Payoff Election, (i) a payoff letter in form and substance reasonably satisfactory to Parent, providing for (A) the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments in connection with such Company Indebtedness (except for customary surviving obligations) and (B) the release of any Liens, if any, and termination of all guarantees supporting such indebtedness and commitments, if any, substantially contemporaneously with the Closing on the Closing Date, and which payoff letter shall not include any release in favor of the lenders or agents party to such Company Indebtedness and (ii) if applicable, customary lien and guarantee release documents reasonably satisfactory to Parent with respect to the liens and guarantees under such Company Indebtedness.

“Per Share Closing Cash Consideration” means an amount equal to (a) $22.4795 plus (b) the Per Share Estimated Consideration Adjustment, minus (c) the Per Share Escrow Amount, minus (d) Per Share Specified Escrow Amount and minus (e) the Per Share Representative Fund Amount.

“Per Share Closing Stock Consideration” means 0.045263 shares of Parent Common Stock.

“Per Share Equity Award Cash Consideration” means an amount equal to (a) the Per Share Closing Cash Consideration, plus (b) the Per Share Escrow Amount plus (c) the Per Share Specified Escrow Amount plus (d) the Per Share Representative Fund Amount.

“Per Share Equity Award Exchange Ratio” means 0.106319 shares of Parent Common Stock.

“Per Share Escrow Amount” means (a) the Escrow Amount divided by (b) the number of Diluted Shares.

“Per Share Escrow Release Amount” means the Release Amount, if any, to be released to the Exchange Agent for further credit to the Former Stock Holders in accordance with their Allocation Percentages pursuant to Section 9.7, divided by the number of Diluted Shares.

“Per Share Escrow Resolved Amount” means the sum of all applicable Resolved Amounts with respect to Outstanding Claims, if any, to be released to the Exchange Agent for further credit to the Former Stock Holders in accordance with their Allocation Percentages pursuant to Section 9.7, divided by the number of Diluted Shares.

“Per Share Estimated Consideration Adjustment” means (a) the Estimated Consideration Adjustment divided by (b) the number of Vested Shares.

“Per Share Representative Fund Amount” means (a) the Representative Fund Amount divided by (b) the number of Diluted Shares.

“Per Share Representative Fund Release Amount” means (a) the aggregate amount, if any, released to the Exchange Agent from the Representative Fund pursuant to Section 10.1(b) (for further credit to the Former Stock Holders in accordance with Section 2.13) divided by (b) the number of Diluted Shares.

“Per Share Specified Escrow Release Amount” means the amount, if any, to be released to the Exchange Agent for further credit to the Former Stock Holders in accordance with their Allocation Percentages pursuant to Section 6.9 of the Company Disclosure Schedules, divided by the number of Diluted Shares.

“Per Share Specified Escrow Amount” means (a) the Specified Escrow Amount divided by (b) the number of Diluted Shares.

“Permits” means all permits, concessions, grants, franchises, licenses and other authorizations and approvals issued, granted or given by any Governmental Authority.

“Permitted Liens” means (a) Liens reflected or reserved against or otherwise disclosed in the balance sheet that is a part of the Interim Financial Statements (including the notes thereto), (b) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, processors’, contractors’, maritime, consignees’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business, (c) defects or imperfections of title, easements, covenants, conditions, rights-of-way, restrictions and other similar charges or encumbrances of record not materially interfering with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole, or detracting materially from the use, occupancy, value or marketability of title of the assets subject thereto, (d) with respect to real property only, such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, (e) Liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP in the Financial Statements, (f) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or similar programs mandated by applicable Law, (g) customary rights of set-off, revocation, refund or chargeback, (h) Liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder, (i) restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws and (j) in the case of Intellectual Property Rights, non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Personal Information” means (a) any information that alone or in combination with other information accessed, collected, Processed, used, transmitted, stored or otherwise managed by or on behalf of the Company that identifies, relates to, describes, is capable of being associated with, could reasonably be linked with or, can reasonably identify (directly or indirectly) an individual (including any employee of the Company), an individual’s computer or device, or an individual’s preferences, characteristics or interests including identifiers such as first name or initial and last name, postal address, e-mail address, telephone number, health or medical information, social security number, driver’s license number, government issued identification number, device identifier, username or online identifier, password, internet, product, service, or other electronic network activity or behavioral data (e.g. telemetry, usage, or crash information), biometric information, commercial information, geolocation information, professional or employment-related information, or any other data that can reasonably be used to identify, contact, or precisely locate an individual as well as any other information that is Processed or stored by or on behalf of the Company in connection with Personal Information; (b) any personal financial information, such as financial account numbers or log-in information, including username and password and password hints or secrets; (c) any information that may be used to predict, derive, or infer the preferences, interests, or other characteristics of an individual or is otherwise Processed or used to target advertisements, information, or other content to a specific device or application or to an individual; and (d) any other information that is governed, regulated, or protected by one or more applicable Privacy Laws and Requirements.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or prior to the Closing Date.

“Privacy Laws and Requirements” means: (a) all applicable Laws concerning the privacy, Processing, protection, transfer or security of Personal Information (including any Laws of jurisdictions where Personal Information was collected), and contractual obligations related to privacy, data protection, data security and marketing including applicable laws implementing the European Union General Data Protection Regulation 2016/679, and all regulations promulgated and guidance issued by Governmental Authorities (including staff reports), including, to the extent applicable, the following Laws and their implementing regulations or regulatory guidance, each as amended from time to time: California Consumer Privacy Act, the Japanese Act on the Protection of Personal Information, the Australian Privacy Act 1988, the Canadian Personal Information Protection and Electronic Documents Act, the Gramm- Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Video Privacy Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state privacy and data security laws, state social security number protection laws, state privacy and data breach notification laws, state consumer protection laws, and any applicable Laws concerning Internet or online privacy, including requirements or obligations relating to sale of Personal Information, online profiling, advertising and ad measurement or tracking, website and mobile application privacy policies, use of online cookies, locally stored objects, web beacons or other tracking technologies (such Laws, collectively, the “Privacy Laws”); (b) the Privacy Policies of the Company; (c) third party agreements, terms or privacy policies relating to the privacy, Processing, protection, transfer or security of Personal Information that the Company is contractually obligated to comply with; and (d) any rules of any applicable self-regulatory organizations relating to the privacy, Processing, protection, transfer or security of Personal Information in which the Company is a member and/or that the Company is contractually obligated to comply with.

“Processed” (including “Process,” “Processing,” “Processes”) means any operation or set of operations that are performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Registered Intellectual Property” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Authority (or in the case of Domain Names, registrar) at any time in any jurisdiction.

“Representative Fund Amount” means $500,000.

“Sanctioned Person” means, at any time, any Person that is (a) subject to Sanctions, including those listed on any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council or other relevant sanctions authority having proper jurisdiction over such matters, or (b) owned or controlled by any Persons described in the foregoing clause (a) such that they are treated as subject to Sanctions (e.g., Persons treated as sanctioned pursuant to the “OFAC 50% Rule”).

“Sanctions” means all economic or financial sanctions, trade embargoes and export controls imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council or (c) any other relevant sanctions authority having proper jurisdiction over such matters.

“Security Assessment” means an information security assessment that satisfies the security assessment requirements of, or multiple security assessments that together satisfy the security assessment requirements of: (a) any requirements to perform security assessments under the Privacy Laws and Requirements; and (b) any obligations to perform security assessments set forth in any Contracts, orders or settlements to which the Company is party, or in the Company’s internal policies, in each case as applicable to the Company.

“Significant Subsidiary” has the meaning set forth in Rule 1-02(w) of Regulation S-X promulgated by the SEC.

“Specified Escrow Account” means the escrow account established pursuant to the Escrow Agreement to hold the Specified Escrow Amount.

“Specified Escrow Amount” means $25,000,000.

“Specified Taxes” has the meaning set forth on Section 6.9 of the Company Disclosure Schedules.

“Stockholder Agreements” means the Amended and Restated Investor Rights Agreement, the Amended and Restated First Refusal and Co-Sale Agreement and the Amended and Restated Voting Agreement.

“Stockholder Written Consent” means the written consent of the stockholders of the Company constituting the Company Stockholder Approval.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax” means any and all applicable federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, value added, goods and services, withholding, payroll, employment, unemployment, disability, estimated, excise, severance, environmental, stamp, alternative, add-on minimum, occupation, premium, property (real or personal), real property gains, abandoned property, escheat, windfall profits, customs, duties or other taxes, fees, assessments or similar charges, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Proceeding” means any audit, suit, claim, examination, contest, litigation, dispute or other proceeding with respect to Taxes or with or against any taxing authority.

“Tax Return” means any return, declaration, report, claim for refund, declaration of estimated Tax, information return or statement or other document filed or required to be filed with a Governmental Authority in connection with the administration, calculation or collection of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all forms of technology and embodiments of Intellectual Property Rights, including: (a) Works of Authorship; (b) Inventions; (c) Confidential Information; and (d) Databases.

“Unvested Company Equity Awards” means Unvested Company Options and Unvested Company RSU Awards.

“Unvested Company Option” means each Company Option that is not a Vested Company Option.

“Unvested Company PSU Award” means each Company PSU Award that is not a Vested Company PSU Award.

“Unvested Company RSU Award” means each Company RSU Award that is not a Vested Company RSU Award.

“Unvested Shares” means the sum of (i) the aggregate number of shares of Company Restricted Stock plus (ii) the aggregate number of shares of Company Capital Stock underlying outstanding Unvested Company Equity Awards, in each case that are outstanding as of immediately prior to the First Effective Time.

“Vested Company Equity Awards” means Vested Company Options, Vested Company PSU Awards and Vested Company RSU Awards.

“Vested Company Option” means each Company Option that is outstanding, vested and unexercised as of immediately prior to the First Effective Time.

“Vested Company PSU Award” has the meaning set forth in Section 2.7(b).

“Vested Company RSU Award” has the meaning set forth in Section 2.7(c).

“Vested Shares” means (a) the Diluted Shares plus (b) the aggregate number of shares of Company Capital Stock underlying all Vested Company Equity Awards (with the number of shares of Company Common Stock underlying any Vested Company PSU Award calculated based on the methodology set forth in Section 2.7(b)(i)), in each case as of immediately prior to the First Effective Time.

“Works of Authorship” means published and unpublished works of authorship, including computer programs and other types of software (whether in source code, executable code, or any other form), documentation, vectors, illustrations, images (including .GIF, .JPEG, and .TIFF files), APIs, videos, sound recordings, words, names, symbols, devices, designs, and other designations including logos and marks.

Section 1.2.     Additional Definitions.

280G Waivers	Section 5.9
401(k) Plans	Section 5.6(d)
Accounting Firm	Section 2.13(a)(ii)
Accounts Receivable	Section 3.7(c)
Acquisition Proposal	Section 5.15
Advisory Group	Section 10.1(c)
Affiliate Agreement	Section 3.22
Agreement	Preamble
Agreement Date	Preamble
Anti-Corruption Laws	Section 3.11(e)
Audited Financial Statements	Section 3.7(a)
Balance Sheet	Section 3.7(a)
Balance Sheet Date	Section 3.7(a)
Bankruptcy and Equity Exceptions	Section 3.3
Certificates of Merger	Section 2.2(b)
Claim	Section 10.1(a)(iii)
Clean Team Agreement	Section 5.3(a)
Closing	Section 2.5
Closing Date	Section 2.5
Commercial Tax Agreement	Section 3.13(k)
Company	Preamble
Company Board	Recitals
Company Class A Common Stock	Section 3.6(a)
Company Class B Common Stock	Section 3.6(a)
Company Disclosure Schedules	Article III
Company Equity Securities	Section 3.6(a)
Company Indebtedness	Section 5.23(a)
Company Registered Intellectual Property	Section 3.17(a)
Company Series A Preferred Stock	Section 3.6(a)
Company Series B Preferred Stock	Section 3.6(a)
Company Series C Preferred Stock	Section 3.6(a)
Company Series D Preferred Stock	Section 3.6(a)
Company Series E Preferred Stock	Section 3.6(a)
Company Series Seed Preferred Stock	Section 3.6(a)
Company Stockholder Approval	Section 3.3
Company Subsidiary Equity Securities	Section 3.6(d)
Company Tax Returns	Section 6.2
Company TOS	Section 3.17(e)
Confidentiality Agreement	Section 5.3(b)
Consent Solicitation Statement	Section 5.14(a)

Consideration Adjustment Dispute Notice	Section 2.13(a)(ii)
Consultant Proprietary Information Agreement	Section 3.17(i)
Contaminants	Section 3.17(p)
Contract	Section 3.18(a)
Copyrights	Section 1.1
Data Room	Section 1.3
Debt Financing	Section 5.24
Direct Claim	Section 9.4(b)
Dissenting Shares	Section 2.12
Double Trigger Award Payment	Section 1.1
DPA	Section 3.17(n)
Employee Benefits	Section 5.6(a)
Employee Proprietary Information Agreement	Section 3.17(i)
Escrow Agent	Section 2.11(a)
Escrow Agreement	Section 2.11(a)
Escrow Funds	Section 2.11(a)
Estimated Closing Cash and Cash Equivalents	Section 2.8
Estimated Closing Indebtedness	Section 2.8
Estimated Closing Statement	Section 2.8
Estimated Company Expenses	Section 2.8
Exchange Act	Section 4.7
Exchange Agent	Section 2.10(a)
Exchange Agent Agreement	Section 2.10(a)
Fenwick	Section 11.16
Final Closing Statement	Section 2.13(a)(ii)
Final Determination	Section 9.7(c)
Financial Statements	Section 3.7(a)
First Certificate of Merger	Section 2.2(a)
First Effective Time	Section 2.2(a)
First Extended Outside Date	Section 8.1(b)
First Merger	Recitals
Form S-4	Section 5.14(a)
Governmental Approvals	Section 3.5(a)
Indemnification Agreements	Section 5.10(b)
Indemnification Deductible	Section 9.3(a)
Initial Outside Date	Section 8.1(b)
Interim Financial Statements	Section 3.7(a)
International Plan	Section 3.16(a)
Joint Instructions	Section 9.7(c)
Key Stockholder Voting Agreement	Section 5.14(d)
Key Stockholders	Section 5.14(d)
Leased Premises	Section 3.10(c)
Legal Restraint	Section 7.1(a)
Loss	Section 9.2
Major Customers	Section 3.19(a)
Major Suppliers	Section 3.19(b)

Material Contracts	Section 3.18(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
Non-Recourse Party	Section 11.17
Offer Letter	Recitals
Outside Date	Section 8.1(b)
Outstanding Claims	Section 9.7(a)
Parent	Preamble
Parent Common Stock	Section 2.7(a)(ii)
Parent Disclosure Schedules	Article IV
Parent Equity Securities	Section 4.6(a)
Parent Indemnitee	Section 9.2
Parent Plans	Section 5.6(c)
Parent Preferred Stock	Section 4.6(a)
Parent Reports	Section 4.7
Parent Representative	Section 11.1(b)
Parent Restricted Stock Award	Section 2.7(d)
Parent RSU Award	Section 2.7(a)(ii)
Party	Preamble
Patents	Section 1.1
Payoff Election	Section 5.23(a)
PCB	Section 3.14(a)
Pre-Closing Covenant	Section 9.1
Pre-Closing Period	Section 5.1
Pre-Closing Tax Returns	Section 6.2
Privacy Policies	Section 3.17(n)
Proposed Closing Date Calculations.	Section 2.13(a)(i)
Proposed Closing Date Statement of Cash and Cash Equivalents	Section 2.13(a)(i)
Proposed Closing Date Statement of Company Expenses	Section 2.13(a)(i)
Proposed Closing Date Statement of Indebtedness	Section 2.13(a)(i)
Proposed Consideration Adjustment Calculation	Section 2.13(a)(i)
Purported Holder Claims	Section 9.2(c)
R&W Insurance Policy	Section 4.16
Real Property Leases	Section 3.10(c)
Release Amount	Section 9.7(a)
Release Date	Section 9.7(a)
Remedy Actions	Section 5.4(b)
Representative	Preamble
Representative Engagement Agreement	Section 10.1(c)
Representative Expenses	Section 10.1(b)
Representative Fund	Section 2.11(c)
Representative Group	Section 10.1(c)
Representatives	Section 5.24
Requisite Regulatory Apprvoals	Section 7.1(b)
Resolved Amount	Section 9.7(b)

Sarbanes-Oxley Act	Section 4.7
SEC	Section 3.5(a)
Second Certificate of Merger	Section 2.2(b)
Second Effective Time	Section 2.2(b)
Second Merger	Recitals
Securities Act	Section 4.7
Single Trigger Award Payment	Section 1.1
Specified Acquisition	Section 5.4(f)
Specified Representations	Section 9.1
Standard Form Agreements	Section 3.17(e)
Surviving Company.	Section 2.1(b)
Surviving Corporation	Section 2.1(a)
Takeover Laws	Section 3.23
Tax Attribute	Section 3.13(s)
Terminating Company Breach	Section 8.1(d)
Terminating Parent Breach	Section 8.1(f)
Termination Fee	Section 8.2(b)(i)
Third Party Claim	Section 9.4(a)(i)
Third Party Consents	Section 3.5(b)
Trade Control Laws	Section 3.11(d)
Trade Secrets	Section 1.1
Trademarks	Section 1.1
Transfer Taxes	Section 11.3
Transmittal Document	Section 2.10(b)
Vested Company PSU Award	Section 2.7(b)(i)
Vested Company RSU Award	Section 2.7(c)
WARN Act	Section 3.15(h)
Warrant Termination Agreement	Section 2.6(a)(iv)

Section 1.3.      Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iv) words importing the singular shall also include the plural, and vice versa; (v) “made available” means uploaded to and made available to Parent and its representatives in the on-line data room captioned “Saratoga” hosted by Datasite on behalf of the Company (the “Data Room”) at least two Business Days prior to the Agreement Date; (vi) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (vii) references to any statute, rule, regulation, law or applicable Law shall be deemed to refer to such statute, rule, regulation, law or applicable Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder; (viii) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule; (ix) the word “or” when used in this Agreement is not exclusive; (x) references to any Person include the successors and permitted assigns of that Person; (xi) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively; (xii) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if”; (xiii) all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires; (xiv) any action required to be taken by or on a day or Business Day may be taken until 11:59 P.M. Pacific Time on such day or Business Day; (xv) all references to “days” shall be deemed to include calendar days unless otherwise indicated as a “Business Day”; (xvi) all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Pacific Time; (xvii) the symbol “$” refers to United States Dollars; and (xviii) for the avoidance of doubt, unless otherwise indicated to the contrary herein, amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number.

Article II

The Mergers

Section 2.1.       The Mergers.

(a)        Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, Merger Sub I shall, pursuant to the provisions of the DGCL, be merged with and into the Company, and the separate corporate existence of Merger Sub I shall thereupon cease in accordance with the provisions of the DGCL. The Company shall be the surviving corporation in the First Merger and shall continue its corporate existence under the Laws of the State of Delaware with all its rights, privileges, powers and franchises unaffected by the First Merger. The First Merger shall have the effects specified in the DGCL. From and after the First Effective Time, the Company is sometimes referred to herein as the “Surviving Corporation.”

(b)        Upon the terms and subject to the conditions of this Agreement, immediately following the First Effective Time and as part of a single integrated transaction, at the Second Effective Time, the Surviving Corporation shall, pursuant to the provisions of the DGCL and the DLLCA, be merged with and into Merger Sub II, and the separate corporate existence of the Surviving Corporation shall thereupon cease in accordance with the provisions of the DGCL and the DLLCA. Merger Sub II shall be the surviving company in the Second Merger and shall continue its limited liability company existence under the Laws of the State of Delaware with all of its rights, privileges, powers and franchises unaffected by the Second Merger. The Second Merger shall have the effects specified in the DGCL and the DLLCA. From and after the Second Effective Time, Merger Sub II is sometimes referred to herein as the “Surviving Company.”

Section 2.2.       Certificates of Merger.

(a)        On the Closing Date, the Parties shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and shall make all other filings, recordings or publications required under the DGCL in connection with the First Merger. The First Merger shall be effective at the time and on the date of the filing of the First Certificate of Merger in accordance with the DGCL (or at such other later time as may be agreed by Parent and the Company and specified in the First Certificate of Merger) (such date and time being hereinafter referred to as the “First Effective Time”).

(b)        Immediately following the First Effective Time, the Parties shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger,” and, together with the First Certificate of Merger, the “Certificates of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA and shall make all other filings, recordings or publications required under the DGCL and the DLLCA in connection with the Second Merger. The Second Merger shall be effective at the time and on the date of the filing of the Second Certificate of Merger in accordance with the DGCL and the DLLCA (or at such other later time as may be agreed by Parent and the Company and specified in the Second Certificate of Merger) (such date and time being hereinafter referred to as the “Second Effective Time”).

Section 2.3.       Certificate of Incorporation and Bylaws.

(a)        At the First Effective Time, the certificate of incorporation of Merger Sub I as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be “Figma, Inc.” and the references to the incorporator shall be deleted, until thereafter changed or amended as provided therein or by applicable Law. At the First Effective Time, the bylaws of Merger Sub I as in effect immediately prior to the First Effective Time shall be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation shall be “Figma, Inc.”, until thereafter changed or amended as provided therein or by applicable Law.

(b)        At the Second Effective Time, the certificate of formation and the limited liability company agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall be the certificate of formation and the limited liability company agreement of the Surviving Company, except that the name of the Surviving Company shall be “Figma, LLC”, until thereafter changed or amended as provided therein or by applicable Law.

Section 2.4.       Officers and Directors. Unless otherwise determined by Parent prior to the First Effective Time:

(a)        the officers of Merger Sub I immediately prior to the First Effective Time shall be the officers of the Surviving Corporation and will hold office until their successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law, or until their earlier death, resignation or removal, and the directors of Merger Sub I immediately prior to the First Effective Time shall be the directors of the Surviving Corporation and will serve until their successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law, or until their earlier death, resignation or removal; and

(b)        the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company and will hold office until their successors are duly elected or appointed and qualified in the manner provided in the limited liability company agreement of the Surviving Company or as otherwise provided by Law, or until their earlier death, resignation or removal, and the Managing Member (as defined in the limited liability company agreement of the Surviving Company) of the Surviving Company immediately prior to the Second Effective Time shall remain the Managing Member after the Second Effective Time in accordance with the provisions of the limited liability company agreement of the Surviving Company.

Section 2.5.       Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Parent (or remotely via the electronic exchange of documents and signatures) at 10:00 a.m., Pacific time, on the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted) of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), or on such date and time as the Company and Parent shall mutually agree in writing; provided that, notwithstanding anything to the contrary in this Section 2.5, in the event that pursuant to the foregoing terms the Closing would occur on a date that is less than ten (10) days prior to the last day of any fiscal quarter of Parent, at Parent’s written election provided to the Company no later than two (2) Business Days prior to the date on which the Closing would have otherwise occurred, the Closing shall instead take place at 10:00 a.m., Pacific time, on the first (1st) Business Day after the last day of such fiscal quarter, subject to the conditions set forth in Article VII being satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in each case, unless another date or time is agreed to in writing by the Company and Parent. The time and date of the Closing is herein called the “Closing Date.”

Section 2.6.       Effect on Company Capital Stock and the Company Warrant.

(a)        First Merger.

(i)        Company Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I, Merger Sub II, the Company, any holder of Company Capital Stock, or any other Person, each share of Company Capital Stock issued and outstanding immediately prior to the First Effective Time (other than treasury shares and Dissenting Shares) will be converted into the right to receive, without interest: (i) the Per Share Closing Stock Consideration, plus (ii) the Per Share Closing Cash Consideration, plus (iii) if any, the Per Share Escrow Release Amount, plus (iv) if any, the Per Share Escrow Resolved Amount, plus (v) if any, the Per Share Specified Escrow Release Amount, plus (vi) if any, the Per Share Representative Fund Release Amount. For the avoidance of doubt, (x) the amount of cash and shares of Parent Common Stock each Former Stock Holder is entitled to receive for such shares of Company Capital Stock will be computed after aggregating the amount of cash and shares of Parent Common Stock each Former Stock Holder is entitled to receive for all shares of Company Capital Stock that were held by such Former Stock Holder immediately prior to the First Effective Time and (y) the amounts set forth in the foregoing clauses (iii)-(vi), if any, will be payable, if at all, at the applicable times and subject to the requirements specified in this Agreement and the Escrow Agreement (if applicable) after the Closing. As of the First Effective Time, all such shares of Company Capital Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Former Stock Holder shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments and withholding specified herein), the consideration described in this Section 2.6(a). The aggregate cash amounts payable to any holder of Company Capital Stock or Company Equity Awards pursuant to this Agreement will be rounded to the nearest whole cent.

(ii)       Treasury Shares. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I, Merger Sub II, the Company, or any other Person, each share of Company Common Stock held in the treasury of the Company immediately prior to the First Effective Time shall be canceled, retired and cease to exist as of the First Effective Time and no payment shall be made with respect thereto.

(iii)      Merger Sub Shares. As of the First Effective Time, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted on a one-for-one basis into shares of common stock of the Surviving Corporation.

(iv)      Company Warrant. The Company Warrant shall be canceled at the First Effective Time unless exercised prior to such time. Prior to the First Effective Time, the Company shall deliver to the holder of the Company Warrant any notice required pursuant to the terms of the Company Warrant. If the holder of the Company Warrant executes a Warrant Termination Agreement in the form attached hereto as Exhibit A (the “Warrant Termination Agreement”) no later than three (3) days prior to the First Effective Time, then, upon the First Effective Time, the holder of the Company Warrant will be entitled to receive, for each share of Company Capital Stock subject to the Company Warrant, (i) the Per Share Closing Stock Consideration, plus (ii) the excess of the Per Share Closing Cash Consideration over the applicable per share exercise price of the Company Warrant, plus (iii) if any, the Per Share Escrow Release Amount, plus (iv) if any, the Per Share Escrow Resolved Amount, plus (v) if any, the Per Share Specified Escrow Release Amount, plus (vi) if any, the Per Share Representative Fund Release Amount; provided that, for the avoidance of doubt, (x) the amount of cash and shares of Parent Common Stock the holder of the Company Warrant is entitled to receive for such shares of Company Capital Stock subject to the Company Warrant will be computed after aggregating the amount of cash and shares of Parent Common Stock the holder of the Company Warrant is entitled to receive for all shares of Company Capital Stock subject to the Company Warrant immediately prior to the First Effective Time and (y) the amounts set forth in the foregoing clauses (iii)-(vi), if any, will be payable, if at all, at the applicable times and subject to the requirements specified in this Agreement and the Escrow Agreement after the Closing.

(b)        Second Merger. At the Second Effective Time by virtue of the Second Merger and without any action on the part of the holder thereof, each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and retired and shall cease to exist. Each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company.

Section 2.7.       Treatment of Company Equity Awards.

(a)        Company Options.

(i)         Vested Company Options. Parent shall not assume or continue any Vested Company Options, or substitute any Vested Company Options with other options, rights or awards in connection with the transactions contemplated hereby. As of the First Effective Time, each unexercised Vested Company Option that is outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled in exchange for the right to receive, without interest and less applicable withholding Taxes, for each share of Company Common Stock underlying such Vested Company Option: (i) the excess of the Per Share Equity Award Cash Consideration over the applicable per share exercise price of such Vested Company Option and (ii) the Per Share Closing Stock Consideration. Payments pursuant to this Section 2.7(a)(i) will be made as soon as practicable (and in any event within thirty (30) days) following the First Effective Time. Subject to Section 2.10(e), the total number of shares of Parent Common Stock deliverable pursuant to this Section 2.7(a)(i) in respect of each Vested Company Option shall be rounded down to the nearest whole number of shares.

(ii)        Unvested Company Options. As of the First Effective Time, each Unvested Company Option that is outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled and converted into a Parent restricted stock unit award (each a “Parent RSU Award”) that will settle into a number of shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”), equal to the product, rounded down to the nearest whole number of shares, of (A) the Per Share Equity Award Exchange Ratio and (B) the number of shares of Company Capital Stock underlying such Unvested Company Option (reduced by the number of full and partial shares of Company Capital Stock with a value equal to the aggregate exercise price of such Unvested Company Option), in each case with a vesting schedule that is no less favorable to such holder than the vesting schedule that applied to such Unvested Company Option immediately prior to the First Effective Time. Solely for purposes of clause (B) of the preceding sentence, the value of each share of Company Capital Stock shall be deemed to be equal to $40.1711.

(b)        Company PSU Awards.

(i)         Vested Company PSU Awards. As of the First Effective Time, a portion of each Company PSU Award (with such portion specified on Section 2.7(b) of the Company Disclosure Schedules) that is outstanding as of immediately prior to the First Effective Time (such portion, a “Vested Company PSU Award”) shall, by virtue of the First Merger and without any action on the part of the holder thereof, vest and be canceled in exchange for the right to receive, without interest and less applicable withholding Taxes, for each share of Company Common Stock underlying such Vested Company PSU Award, (i) the Per Share Equity Award Cash Consideration and (ii) the Per Share Closing Stock Consideration. Payments pursuant to this Section 2.7(b)(i) will be made as soon as practicable (and in any event not later than thirty (30) days) following the First Effective Time. Subject to Section 2.10(e), the total number of shares of Parent Common Stock deliverable pursuant to this Section 2.7(b)(i) in respect of each Vested Company PSU Award shall be rounded down to the nearest whole number of shares.

(ii)        Unvested Company PSU Awards. As of the First Effective Time, each Unvested Company PSU Award that is outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled for no consideration.

(c)        Company RSU Awards.

(i)         Vested Company RSU Awards. As of the First Effective Time, each Company RSU Award that is outstanding as of immediately prior to the First Effective Time that will vest in accordance with its terms as in effect as of the Agreement Date as a result of the consummation of the Mergers (including for the avoidance of doubt, any Company RSU Award for which the applicable time-based vesting condition is met prior to or at the First Effective Time) (a “Vested Company RSU Award”) shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled in exchange for the right to receive, without interest and less applicable withholding Taxes, for each share of Company Common Stock underlying such Vested Company RSU Award, (i) the Per Share Equity Award Cash Consideration and (ii) the Per Share Closing Stock Consideration. Payments pursuant to this Section 2.7(c)(i) will be made as soon as practicable (and in any event not later than thirty (30) days) following the First Effective Time. Subject to Section 2.10(e), the total number of shares of Parent Common Stock deliverable pursuant to this Section 2.7(c)(i) in respect of each Vested Company RSU Award shall be rounded down to the nearest whole number of shares.

(ii)        Unvested Company RSU Awards. As of the First Effective Time, each Unvested Company RSU Award that is outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled and converted into a Parent RSU Award relating to a number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to the product of (A) the Per Share Equity Award Exchange Ratio and (B) the total number of shares of Company Common Stock underlying the corresponding Unvested Company RSU Award as of immediately prior to the First Effective Time, with a vesting schedule that is no less favorable to such holder than the vesting schedule that applied to such Unvested Company RSU Award immediately prior to the First Effective Time.

(d)        Company Restricted Stock. As of the First Effective Time, the shares of Company Restricted Stock held by each holder that relate to (i) a single restricted stock issuance or (ii) the early exercise of a single Company Option and, in either case, that are outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without any action on the part of the holder thereof, be canceled and converted into a restricted stock award relating to Parent Common Stock (a “Parent Restricted Stock Award”) with a vesting schedule that is no less favorable to such holder than the vesting schedule that applied to such shares of Company Restricted Stock immediately prior to the First Effective Time. Each such Parent Restricted Stock Award shall relate to a number of shares of Parent Common Stock (rounded down to the nearest whole number of shares), equal to the product of (A) the Per Share Equity Award Exchange Ratio and (B) the total number of shares of Company Restricted Stock held by the applicable holder that relate to (i) a single restricted stock issuance or (ii) the early exercise of a single Company Option, in either case, that are outstanding as of immediately prior to the First Effective Time. As a condition to receiving the grant of the Parent Restricted Stock Award contemplated by this Section 2.7(d), the holder of the corresponding shares of Company Restricted Stock must properly and timely file an election pursuant to Section 83(b) of the Code with respect to such Parent Restricted Stock Award; provided that if such Company Restricted Stock was originally issued pursuant to the early exercise of an incentive stock option, then no such new Section 83(b) election will be required to be filed with respect to the applicable Parent Restricted Stock Award. If a holder does not satisfy the condition specified in the preceding sentence with respect to such holder’s shares of Company Restricted Stock (if applicable), then, unless otherwise mutually agreed by the Company and Parent prior to the First Effective Time, all of such shares of Company Restricted Stock will be converted into a Parent RSU Award in accordance with Section 2.7(c)(ii) in the same manner as if such shares of Company Restricted Stock were underlying an Unvested Company RSU Award.

(e)        Additional Actions. At or prior to the First Effective Time, the Company Board or the compensation committee of the Company Board, as applicable, shall adopt resolutions approving the treatment of Company Equity Awards in accordance with this Section 2.7, and the Company shall take all actions necessary so that as of the First Effective Time, all Company Equity Awards shall be canceled and extinguished and there shall be no outstanding Company Equity Awards.

(f)         Tax Withholding. The Parties shall cooperate in good faith and use commercially reasonable efforts to effectuate the applicable tax withholding with respect to payments delivered in respect of Vested Company Options pursuant to Section 2.7(a)(i), in respect of Vested Company PSU Awards pursuant to Section 2.7(b)(i), and in respect of Vested Company RSU Awards pursuant to Section 2.7(c)(i) so that (i) the applicable withholding taxes relating to the aggregate Per Share Equity Award Cash Consideration delivered in respect of each applicable award are deducted from such aggregate Per Share Equity Award Cash Consideration and (ii) the applicable withholding taxes relating to the aggregate Per Share Closing Stock Consideration delivered in respect of each applicable award are deducted from such aggregate Per Share Closing Stock Consideration.

Section 2.8.        Estimated Closing Statement. Prior to the Closing, the Company shall prepare, and no later than five (5) Business Days prior to the anticipated Closing, the Company shall deliver to Parent, a good faith estimate, specified in written detail, of the Estimated Consideration Adjustment, which shall include a good faith estimate of (i) Closing Cash and Cash Equivalents (“Estimated Closing Cash and Cash Equivalents”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), and (iii) Company Expenses (“Estimated Company Expenses”) (such statement, the “Estimated Closing Statement”). The Estimated Closing Statement shall be prepared in accordance with this Agreement, including the definitions as provided in this Agreement and the Accounting Principles. The Company shall provide Parent and its representatives (i) all supporting documentation reasonably requested (and available) by Parent in connection with Parent’s review of the Estimated Closing Statement and (ii) reasonable access to the books and records of the Company (including financial records and supporting documents) and to representatives of the Company, in each case, used to prepare the Estimated Closing Statement prior to the Closing. Parent may, until the Business Day prior to the Closing Date, provide the Company with comments to the Estimated Closing Statement and the Company shall consider such comments in good faith and shall revise the Estimated Closing Statement by no later than the Business Day prior to the Closing Date if, based on its good faith assessment of Parent’s comments, the Company determines such changes are warranted, which revised statement shall be deemed the Estimated Closing Statement for all purposes of this Agreement.

Section 2.9.        Consideration Spreadsheet. No later than five (5) Business Days prior to the anticipated Closing, the Company shall deliver the Consideration Spreadsheet to Parent. The Consideration Spreadsheet shall be delivered in excel format and include all formulas and calculations related to the payment of the consideration payable to each Person pursuant to this Agreement in addition to the information required by the definition of “Consideration Spreadsheet” in this Agreement. Parent, Merger Sub I and Merger Sub II and their respective Affiliates shall be entitled to rely on each Consideration Spreadsheet delivered pursuant to this Agreement for all purposes (including for purposes of compliance with Section 2.6), and shall have no Liability in respect of any payment or other actions taken in reliance upon any Consideration Spreadsheet (including in respect of any payment made in reliance upon any Consideration Spreadsheet). In the event that the Estimated Closing Statement is updated after the initial delivery of the Estimated Closing Statement pursuant to Section 2.8, then concurrently with the delivery of such updated Estimated Closing Statement by the Company to Parent, the Company shall deliver an updated Consideration Spreadsheet to Parent which takes into account the changes set forth in the updated Estimated Closing Statement. Prior to any payment to the Former Holders or the Former Stock Holders pursuant to this Agreement following the Closing, the Representative shall deliver an updated Consideration Spreadsheet providing for the allocation of such payment. Nothing set forth in any Consideration Spreadsheet, including any updated Consideration Spreadsheet delivered pursuant to this Agreement, shall increase the aggregate amount of the consideration payable pursuant to this Agreement from that contemplated by the definitions of such terms.

Section 2.10.      Payments and Deliveries in Respect of Company Securities at Closing.

(a)         Prior to the First Effective Time, Parent shall appoint Broadridge Corporate Issuer Solutions, Inc. or such other paying agent reasonably acceptable to the Company to act as paying agent (the “Exchange Agent”) in the First Merger and shall enter into an agreement with the Exchange Agent on or prior to the Closing Date (the “Exchange Agent Agreement”). At the First Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the Former Holders and for payment by the Exchange Agent in accordance with this Section 2.10, the Closing Consideration Fund (excluding the portion of the Closing Consideration Fund that is paid directly to the Surviving Company pursuant to Section 2.10(c)(ii)). Prior to the Closing, Parent shall allow representatives of the Company to review the Exchange Agent Agreement and consider in good faith any comments thereto.

(b)         At least ten (10) Business Days prior to the Closing Date, the Exchange Agent shall deliver to each prospective Former Stock Holder a letter of transmittal in substantially the form set forth on Exhibit B hereto (the “Transmittal Document”). Each Former Stock Holder’s entitlement to receive any portion of the consideration or any other payments pursuant to this Agreement shall be conditioned upon such Former Stock Holder’s execution and delivery of a properly completed Transmittal Document (including acceptance of and agreement to the terms and conditions contained therein, including the indemnification and release obligations).

(c)        Payments and Deliveries to Former Holders.

(i)        Payments and Deliveries to Former Stock Holders. If a Former Stock Holder delivers a properly completed and executed Transmittal Document at least three (3) Business Days prior to the Closing Date, and such holder is the record holder of shares of Company Capital Stock as of the Closing Date, then such Former Stock Holder shall be delivered on the Closing Date, in exchange for such Former Stock Holder’s shares of Company Capital Stock, whole shares of Parent Common Stock and cash equal to that portion of the Closing Consideration Fund attributable to such Former Stock Holder’s shares of Company Capital Stock set forth on such Former Stock Holder’s Transmittal Document which such Former Stock Holder has the right to receive pursuant to Section 2.6 (subject to any applicable withholding hereunder). If a Former Stock Holder delivers a properly completed and executed Transmittal Document at any time after three (3) Business Days prior to the Closing Date, and such Former Stock Holder is the record holder of shares of Company Capital Stock as of the Closing Date, then such Former Stock Holder shall be delivered, as soon as reasonably practicable following the Closing Date, whole shares of Parent Common Stock and cash equal to that portion of the Closing Consideration Fund attributable to such Former Stock Holder’s shares of Company Capital Stock set forth on such Former Stock Holder’s Transmittal Document which such Former Stock Holder has the right to receive pursuant to Section 2.6. If payment or delivery is to be made to a Person other than the Person in whose name the shares of Company Capital Stock are registered in the books and record of the Company, it shall be a condition of payment or delivery, as applicable, that along with the Transmittal Document to be properly completed and executed by such Person and delivered to the Exchange Agent, that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of shares of Company Capital Stock or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until the delivery of a properly completed and executed Transmittal Document as contemplated by this Section 2.10, each share of Company Capital Stock (other than shares held in the Company’s treasury and Dissenting Shares) shall at any time after the First Effective Time represent solely the right to receive, upon such delivery, the consideration which such Former Stock Holder has the right to receive pursuant to Section 2.6. No interest will be paid or will accrue on any consideration payable pursuant to this Agreement.

(ii)       Payments to Former Vested Company Equity Award Holders. On the Closing Date, Parent shall pay (or cause to be paid) to the Surviving Company out of the Closing Consideration Fund, an amount equal to the aggregate amount of the Per Share Equity Award Cash Consideration that is payable in respect of all Vested Company Equity Awards held by Former Employee Equity Award Holders. Parent shall cause the Surviving Company to pay to each Former Employee Equity Award Holder an amount equal to the aggregate amount of the Per Share Equity Award Cash Consideration that is payable in respect of all Vested Company Equity Awards held by such Former Employee Equity Award Holder no later than thirty (30) days following the First Effective Time, less applicable Taxes required to be withheld with respect to such payments. Parent shall, and the Surviving Company shall cooperate with Parent to, cause to be delivered to each Former Employee Equity Award Holder a number of shares of Parent Common Stock equal to the aggregate amount of the Per Share Closing Stock Consideration that is payable in respect of all Vested Company Equity Awards held by such Former Employee Equity Award Holder no later than thirty (30) days following the First Effective Time. The Exchange Agent shall pay to the Former Non-Employee Equity Award Holders out of the Closing Consideration Fund the aggregate amount of the Per Share Equity Award Cash Consideration and Per Share Closing Stock Consideration that is payable in respect of all Vested Company Equity Awards held by Former Non-Employee Equity Award Holders, which shall be paid in accordance with the terms of the Exchange Agent Agreement (and following receipt of any customary documentation and information required by the Exchange Agent).

(d)        After the First Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation or the Surviving Company of the Company Securities that were outstanding immediately prior to the First Effective Time. Parent may cause the Exchange Agent to deliver to Parent the portion of the Closing Consideration Fund that remains undistributed on the date which is twelve (12) months after the deposit of such amount with the Exchange Agent. If a properly completed and executed Transmittal Document is not delivered to the Exchange Agent prior to the date that the Closing Consideration Fund would otherwise become subject to any abandoned property, escheat or similar Law, unclaimed amounts thereof, to the extent permitted by Law, shall become the property of Parent and may be commingled with the general funds of Parent, free and clear of all claims or interest to the extent permitted by Law. Notwithstanding the foregoing, any Former Holders who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent and its Affiliates, and only as general creditors thereof, for payment for their claims in the form and amounts to which such Former Holders are entitled.

(e)        Notwithstanding anything to the contrary contained herein, no fractional shares of Parent Common Stock shall be issued upon the delivery of a properly completed and executed Transmittal Document, and no Parent RSU Award will be issued that settles into a fractional share of Parent Common Stock. Notwithstanding any other provision of this Agreement, each Person who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Parent Common Stock to be issued to such holder pursuant to the First Merger) or a Parent RSU Award that would settle into a fractional share of Parent Common Stock shall in lieu thereof receive in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the Parent Closing Share Price.

(f)         Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued in connection with the First Merger shall be deemed issued and outstanding as of the First Effective Time and whenever a dividend or other distribution is declared by Parent in respect of Parent Common Stock, the record date for which is after the First Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of Parent Common Stock shall be paid to any Former Stock Holder until such Former Stock Holder has delivered a properly completed and executed Transmittal Document. Subject to applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for a Former Stock Holder’s shares of Company Capital Stock in accordance with this Section 2.10, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the First Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the First Effective Time but with a payment date subsequent to surrender.

Section 2.11.      Other Payments at Closing.

(a)         Escrow. At the Closing, Parent, the Representative and JPMorgan Chase Bank, N.A. (or such other escrow agent mutually agreeable to Parent and the Company) (the “Escrow Agent”) shall execute and deliver an escrow agreement in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”). On the Closing Date as of the First Effective Time, Parent shall deposit, or cause to be deposited, by wire transfer of immediately available funds (such aggregate funds from time to time, the “Escrow Funds”), an amount equal to (i) the Escrow Amount into the Escrow Account and (ii) the Specified Escrow Amount into the Specified Escrow Account. The Escrow Agreement shall provide that (x) the funds deposited in the Escrow Account will be used to satisfy the Actual Adjustment, if applicable, pursuant to Section 2.13 and claims for Losses as set forth in Article VI and Article IX incurred by the Parent Indemnitees pursuant and subject to the limitations of Article VI and Article IX hereof and (y) the funds deposited in the Specified Escrow Account shall be used solely as set forth in Section 6.9 of the Company Disclosure Schedules. The Escrow Agreement shall also provide that, if applicable, the Escrow Funds shall be released to the Exchange Agent in accordance with the Escrow Agreement for distribution to the Former Stock Holders in accordance with this Article II, Section 6.4, Section 9.7 and Section 6.9 of the Company Disclosure Schedules. Notwithstanding the foregoing, the right of Former Stock Holders to receive their applicable portion of the Escrow Funds shall be conditioned on such Former Stock Holders having complied with the requirements applicable to payments from the Closing Consideration Fund as contemplated by Section 2.10, including having delivered properly completed and executed Transmittal Documents.

(b)         Indebtedness. With respect to any Company Indebtedness for which Parent has made a Payoff Election, if any, Parent shall repay, or cause to be repaid, on behalf of the Company all amounts necessary to discharge fully the then-outstanding balance of the Indebtedness arising under such Company Indebtedness at the Closing, as set forth in the Payoff Documentation which the Company shall deliver to Parent at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds to the account(s) designated in such Payoff Documentation.

(c)         Representative Fund. On the Closing Date as of the First Effective Time, Parent shall deposit, or cause to be deposited, by wire transfer of immediately available funds, the Representative Fund Amount to an account designated in writing by the Representative prior to the Closing Date (the “Representative Fund”).

Section 2.12.      Dissenting Shares. Each share of Company Capital Stock issued and outstanding immediately prior to the First Effective Time held by stockholders who shall have properly exercised (and has not effectively withdrawn or forfeited) their appraisal rights with respect thereto under Section 262 of the DGCL or otherwise (“Dissenting Shares”) shall not be converted into the right to receive the applicable form of consideration pursuant to the First Merger, but shall be entitled to receive payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and applicable Law, except that each Dissenting Share held by a stockholder who shall thereafter withdraw his or her demand for appraisal or shall fail to perfect or otherwise waive or lose his or her right to such payment as provided in such Section 262 or applicable Law shall be deemed to be converted, as of the First Effective Time, into the right to receive the applicable consideration in the form such holder otherwise would have been entitled to receive as a result of the First Merger. The Company shall enforce any contractual waivers that stockholders of the Company have granted regarding appraisal rights that would apply to the Mergers.

Section 2.13.     Adjustment to Cash Consideration.

(a)        Preparation of the Final Closing Statement.

(i)          As soon as practicable, but no later than ninety (90) calendar days after the Closing Date, Parent shall prepare and deliver to the Representative a statement substantially in the form of the Estimated Closing Statement, setting forth its good faith estimate of the Consideration Adjustment (the “Proposed Consideration Adjustment Calculation”), which shall include a good faith estimate of (A) a proposed calculation of the Closing Cash and Cash Equivalents (the “Proposed Closing Date Statement of Cash and Cash Equivalents”), (B) a proposed calculation of the Closing Indebtedness (the “Proposed Closing Date Statement of Indebtedness”) and (C) a proposed calculation of the Company Expenses (the “Proposed Closing Date Statement of Company Expenses”). The Proposed Closing Date Statement of Cash and Cash Equivalents, the Proposed Closing Date Statement of Indebtedness, the Proposed Closing Date Statement of Company Expenses and the Proposed Consideration Adjustment Calculation shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.” The Proposed Closing Date Calculations shall be prepared based upon the books and records of the Company in accordance with the definitions as provided in this Agreement and the Accounting Principles.

(ii)         If the Representative does not give written notice of dispute (a “Consideration Adjustment Dispute Notice”) to Parent within thirty (30) calendar days after receiving the Proposed Closing Date Calculations, the Parties agree that (A) the Proposed Closing Date Statement of Cash and Cash Equivalents shall be deemed to set forth the Closing Cash and Cash Equivalents, (B) the Proposed Closing Date Statement of Indebtedness shall be deemed to set forth the Closing Indebtedness, (C) the Proposed Closing Date Statement of Company Expenses shall be deemed to set forth the Company Expenses, and (D) the Proposed Consideration Adjustment Calculation shall be deemed to set forth the Consideration Adjustment. If the Representative gives a Consideration Adjustment Dispute Notice to Parent (which Consideration Adjustment Dispute Notice shall set forth, in reasonable detail, the items and amounts in dispute and the proposed correct amount for each such item) within such thirty (30)-day period, Parent and the Representative will discuss in good faith to resolve the dispute during the thirty (30)-day period commencing on the date Parent receives the applicable Consideration Adjustment Dispute Notice from the Representative (or such longer period as mutually agreed in writing by Parent and the Representative). If the Representative and Parent do not obtain a final resolution within such thirty (30)-day period (or such longer period as mutually agreed in writing by the parties), then the items in dispute that were included in the Representative’s Consideration Adjustment Dispute Notice shall be submitted immediately to PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP is unavailable or is unwilling to serve, another nationally recognized independent accounting firm selected jointly by Parent and the Representative (the “Accounting Firm”). The Accounting Firm shall be instructed to render a determination of the applicable dispute within thirty (30) calendar days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor, and include a certification that it reached such determination in accordance with the definitions as provided in this Agreement and the Accounting Principles. The determination of the Accounting Firm shall (except in the case of fraud or manifest error) be conclusive and binding upon the Representative, Parent and the other Parties and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The scope of the disputes to be resolved by the Accounting Firm is limited to only such items included in the Proposed Closing Date Calculations that the Representative timely disputed in the Consideration Adjustment Dispute Notice. The Accounting Firm shall determine, based solely on presentations by Parent and the Representative and their respective Representatives, and not by independent review, only those issues in dispute specifically set forth on the Consideration Adjustment Dispute Notice, and shall act as an expert and not as an arbitrator. In resolving any disputed item, the Accounting Firm shall (i) be bound by the principles set forth in this Section 2.13 and (ii) not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties acknowledge that the purpose of preparing the Estimated Closing Statement, the Proposed Closing Date Calculations and determining the Closing Cash and Cash Equivalents, Closing Indebtedness and Company Expenses and the related consideration adjustment contemplated by this Section 2.13 is to measure the Closing Cash and Cash Equivalents, Closing Indebtedness and Company Expenses, and such processes are not intended to permit the introduction of different judgments, accounting policies, principles, practices, techniques, categorizations, evaluation rules, procedures, methods or bases inconsistent with the Accounting Principles and this Agreement for the purpose of preparing the Estimated Closing Statement, the Proposed Closing Date Calculations or determining Closing Cash and Cash Equivalents, Closing Indebtedness and Company Expenses, and the Accounting Firm shall make its determinations in accordance with this purpose. Parent will revise the Proposed Closing Date Calculations as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.13. The “Final Closing Statement” means the Proposed Consideration Adjustment Calculation together with any revisions thereto pursuant to this Section 2.13.

(iii)        In the event the Representative and Parent submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.13(a)(ii), the fees and expenses of the Accounting Firm (x) shall be borne by Parent in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted and (y) shall be borne by the Former Stock Holders, acting through the Representative in its capacity as such, the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by the Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

(iv)        The Surviving Company and Parent will reasonably cooperate with, make their respective financial records and personnel available to and otherwise assist the Representative and its accountants and other representatives at reasonable times during the review by the Representative of, and the resolution of any objections with respect to, the Proposed Closing Date Calculations.

(b)        Adjustment to Estimated Consideration Adjustment.

(i)          If the Actual Adjustment is a positive amount, Parent will pay to the Exchange Agent (for further credit to the Former Stock Holders in accordance with their Allocation Percentages) the lesser of (x) the full amount of the Actual Adjustment and (y) the Escrow Amount by wire transfer or delivery of other immediately available funds, within five (5) Business Days after the date on which the Consideration Adjustment is finally determined pursuant to Section 2.13(a). If the Actual Adjustment exceeds the Escrow Amount, none of the Representative, the Former Stock Holders nor any other Person shall have any right or claim to, or any recourse against Parent, the Surviving Corporation, the Surviving Company or any of their respective Affiliates for, such excess amount, and the Former Stock Holders’ sole and exclusive rights and remedies in respect of the Actual Adjustment shall be receipt of their portion of the amounts set forth in the foregoing sentence.

(ii)         If the Actual Adjustment is a negative amount, then within five (5) Business Days after the date on which the Consideration Adjustment is finally determined pursuant to Section 2.13(a), Parent and the Representative shall deliver joint written instructions to the Escrow Agent to release to Parent (x) from the Escrow Account the lesser of (A) the absolute value of the full amount of the Actual Adjustment and (B) the Escrow Amount. For the avoidance of doubt, neither the Former Holders nor any of their respective Affiliates shall have any liability or obligation under this Section 2.13 for any amounts in excess of the Escrow Amount. Recovery from the Escrow Account shall be the sole and exclusive remedy available to Parent against the Former Holders, or otherwise, arising out of or relating to any negative Actual Adjustment, and neither Parent, the Surviving Corporation, the Surviving Company nor any of their respective Affiliates shall have any claim against the Former Holders in respect thereof. The process set forth in this Section 2.13 shall be the sole and exclusive remedy of Parent and the Representative for disputes related to the Estimated Closing Statement, Proposed Closing Date Calculations, Consideration Adjustment Dispute Notice and the amounts of Closing Cash and Cash Equivalents, Closing Indebtedness and Company Expenses. However, nothing in this Section 2.13 or otherwise in this Agreement shall limit Article VI, Article IX or the rights or remedies of Parent against any Person with respect to such Person’s Fraud.

(c)        Adjustments to Prevent Dilution. If, at any time during the Pre-Closing Period, there is a change in the number of shares of Company Capital Stock or shares of Parent Common Stock, or securities convertible or exchangeable into shares of Company Capital Stock or shares of Parent Common Stock, in each case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution (or cash dividend or distribution resulting in such a change, including with respect to the Company Equity Awards), recapitalization, merger, subdivision or other similar transaction, the Per Share Closing Cash Consideration, Per Share Closing Stock Consideration, Per Share Equity Award Cash Consideration and Per Share Equity Award Exchange Ratio shall be equitably adjusted to provide Former Holders and Parent with the same economic effect as contemplated by this Agreement prior to such event (provided that there shall not be more than one such adjustment for any single action).

Section 2.14.    Withholding. Parent, Company, the Surviving Corporation, the Surviving Company, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold from any amounts paid or payable pursuant to this Agreement such amount as such party is required to deduct and withhold with respect to such payment under the Code, or any provision of Law. With respect to any payment of a noncompensatory amount, Parent, the Company, the Surviving Corporation, the Surviving Company, the Exchange Agent and the Escrow Agent, as applicable, shall use reasonable efforts to provide advance notice of any such deduction or withholding and to provide the payee an opportunity to eliminate or reduce any such deduction or withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

Representations and Warranties of the Company

Except as set forth in the disclosure schedules to this Agreement delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedules”) (which shall be arranged in sections corresponding to the sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections), the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

Section 3.1.      Organization and Qualification. The Company is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and to carry on its business as presently conducted. The Company is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the character or location of the properties and assets owned, leased or operated by it makes such qualification or license necessary, except where failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent true and complete copies of its Organizational Documents as in effect on the Agreement Date, and a true and complete list of the Company’s officers and directors as of the Agreement Date. The Company is not in violation of any provision of its Organizational Documents.

Section 3.2.      Subsidiaries.

(a)       Section 3.2(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company as of the Agreement Date. Each Subsidiary of the Company is duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite power and authority to own its properties and to carry on its business as presently conducted. Each Subsidiary of the Company is in good standing under the laws of its jurisdiction of organization (to the extent such laws recognize such concept). Each Subsidiary of the Company is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the character or location of the properties and assets owned, leased or operated by it makes such qualification or license necessary, except where failure to be so licensed or qualified would not be reasonably expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions to the Company, except for restrictions on dividends or distributions under generally applicable Laws. The Company has made available to Parent true and complete copies of the Organizational Documents of each Subsidiary of the Company as in effect on the Agreement Date. No Subsidiary of the Company is in material violation of any provision of its respective Organizational Documents.

(b)           Except for the Subsidiaries of the Company set forth on Section 3.2(a) of the Company Disclosure Schedules, the Company and its Subsidiaries do not own, directly or indirectly, any shares, membership interest, partnership interest, joint venture interest, or other equity, voting or ownership interest in any Person, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is the Company under any current or prospective legally binding obligation to form or participate in, make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person.

Section 3.3.          Authorization. The Company has all necessary corporate power and authority and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement and each other agreement or instrument to be executed in connection herewith, and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action, subject only to receipt of the affirmative votes of the holders of (x) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class and on an as-converted to Company Common Stock basis and (y) a majority of the outstanding shares of Company Capital Stock, voting together as a single class and on an as-converted to Company Common Stock basis (the “Company Stockholder Approval”). Other than the Company Stockholder Approval, no other stockholder action, approval or vote is or shall be required to approve and adopt this Agreement or to consummate any of the transactions contemplated hereby, including the Mergers. Prior to the execution of this Agreement, the Company Board, by resolutions duly adopted at a meeting duly called and held or via unanimous written consent, has (i) approved and authorized the execution and delivery of this Agreement, (ii) approved the consummation of the transactions contemplated hereby, including the Mergers, (iii) determined that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby are advisable, (iv) recommended that the stockholders of the Company approve and adopt this Agreement and the other transactions contemplated hereby, including the Mergers, and (v) directed that this Agreement and the principal terms of the transactions contemplated hereby be submitted to the stockholders of the Company for their approval and adoption. This Agreement has been and each other agreement or instrument required to be executed by the Company in connection herewith has been duly authorized and has been or at the time of execution will be duly executed and delivered by the Company and, assuming that this Agreement has been, or such other agreement or instrument will be at the time of execution, duly and validly authorized, executed and delivered by the other Parties or by the other parties to such other agreement or instrument, constitutes, or when executed by the Company, will constitute, a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance or other laws affecting the rights of creditors generally, and to the extent that the availability of equitable remedies may be limited by equitable principles (the “Bankruptcy and Equity Exceptions”). The consummation of the Merger will constitute a Liquidation Event (as defined in the Certificate of Incorporation), and the treatment of the shares of Company Capital Stock set forth in this Agreement will comply in all respects with, and satisfy all requirements of, the Certificate of Incorporation and the Stockholder Agreements, unless waived pursuant to the terms thereof. The transactions contemplated by this Agreement, including the Mergers, will, upon receipt of the Company Stockholder Approval, constitute a Sale of the Company approved by the Requisite Parties (as defined in the Amended and Restated Voting Agreement) to which the provisions of Section 4 of the Amended and Restated Voting Agreement apply.

Section 3.4.          Non-contravention. Neither the execution and delivery of this Agreement or any other agreement or instrument required to be executed in connection herewith, the consummation of the Mergers and the other transactions contemplated hereby nor the fulfillment of and the performance by the Company of its obligations hereunder will (a) violate or result in a breach of any provision contained in the Organizational Documents of the Company or the Stockholder Agreements, or (b) assuming that all consents, authorizations, waiting period expirations or terminations, orders or approvals of, filings or registrations with, and notices to, each Governmental Authority referred to in Section 3.5(a) and all Third Party Consents referred to in Section 3.5(b) have been obtained or made, (i) violate any applicable Law, (ii) violate, result in a violation or breach by the Company of, or the termination or acceleration of, or conflict with or constitute a default (or give rise to a right of termination, acceleration or cancellation) under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound, whether with the passage of time, giving of notice, or both, or (iii) result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of the Company or any of its Subsidiaries, except, in the case of clauses (i), (ii) and (iii), for any such violation, breach, termination, acceleration, conflict, default or Lien as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, and as would not prevent or materially impair the Company from timely consummating the transactions contemplated by this Agreement. For clarity, for all purposes of this Agreement (including Article IX), no representation or warranty is made under this Section 3.4 or Section 3.5 or otherwise under this Article III regarding the absence of any challenge brought by any Governmental Authority following the Closing Date on the grounds that the Mergers or other transactions contemplated hereby would require registration, declaration or filing with such Governmental Authority under any Antitrust Law or otherwise violate any Antitrust Law. The treatment of the Company Equity Awards provided in Section 2.7 is consistent with the terms of the applicable Company Stock Plan and can be, and has been, validly effectuated unilaterally by the Company Board or the compensation committee of the Company Board without the consent of any holder of the Company Equity Awards.

Section 3.5.          Consents.

(a)           Except (i) for compliance with any applicable requirements under the HSR Act or any other Antitrust Law, (ii) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (iii) the filing by Parent with the Securities and Exchange Commission (the “SEC”) of the Form S-4 in which the Consent Solicitation Statement will be included as a prospectus and the declaration of effectiveness of the Form S-4, (iv) the filing of the Certificates of Merger with the Delaware Secretary of State pursuant to the DGCL and the DLLCA, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on Nasdaq and (vi) as described in Section 3.5(a) of the Company Disclosure Schedules, no consent, authorization, order or approval of, filing or registration with, or notice to, any Governmental Authority (collectively, “Governmental Approvals”) is required for the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation of the transactions contemplated hereby.

(b)           Except as described in Section 3.5(b) of the Company Disclosure Schedules, no consent, authorization, approval or waiver from, or notice to, any Person (other than a Governmental Authority) under any Contract (collectively, “Third Party Consents”) is required for the execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation of the transactions contemplated hereby, except any such Third Party Consent that, if not obtained, would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, and as would not reasonably be expected to prevent or materially impair the Company from timely consummating the transactions contemplated by this Agreement.

Section 3.6.          Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 685,956,420 shares of common stock, par value $0.00001 per share, of the Company, of which (A) 567,000,000 shares have been designated as Class A Common Stock (the “Company Class A Common Stock”) and (B) 118,956,420 shares have been designated as Class B Common Stock (the “Company Class B Common Stock”), and (ii) 247,861,346 shares of preferred stock, par value $0.00001, of the Company, of which (A) 45,568,395 shares have been designated as Series Seed Preferred Stock (the “Company Series Seed Preferred Stock”), (B) 70,262,325 shares have been designated as Series A Preferred Stock (the “Company Series A Preferred Stock”), (C) 75,378,390 shares have been designated as Series B Preferred Stock (the “Company Series B Preferred Stock”), (D) 36,435,180 shares have been designated as Series C Preferred Stock (the “Company Series C Preferred Stock”), (E) 10,825,930 shares have been designated as Series D Preferred Stock (the “Company Series D Preferred Stock”) and (F) 9,391,126 shares have been designated as Series E Preferred Stock (the “Company Series E Preferred Stock”). As of the Agreement Date, (I) 79,379,849 shares of Company Class A Common Stock were issued and outstanding (including 3,976,302 shares of Company Restricted Stock), (II) 90,911,305 shares of Company Class B Common Stock were issued and outstanding (including 1,840,406 shares of Company Restricted Stock), (III) 18,557,686 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, and pursuant to such Company Stock Plans, 15,127,927 shares of Company Common Stock were subject to outstanding Vested Company Options, 4,461,669 shares of Company Common Stock were subject to outstanding Unvested Company Options, 11,250,000 shares of Company Common Stock were subject to outstanding Company PSU Awards (assuming the maximum level of performance achievement), 11,661,159 shares of Company Common Stock were subject to outstanding Vested Company RSU Awards and 36,186,653 shares of Company Common Stock were subject to outstanding Unvested Company RSU Awards, (IV) 260,580 shares of Company Class A Common Stock were subject to the Company Warrant, (V) no shares of Company Common Stock were owned or held by the Company as treasury stock, and (VI) (1) 45,525,841 shares of Company Series Seed Preferred Stock were issued and outstanding, (2) 70,262,325 shares of Company Series A Preferred Stock were issued and outstanding, (3) 75,378,390 shares of Company Series B Preferred Stock were issued and outstanding, (4) 36,435,180 shares of Company Series C Preferred Stock were issued and outstanding, (5) 10,825,930 shares of Company Series D Preferred Stock were issued and outstanding and (6) 9,391,126 shares of Company Series E Preferred Stock were issued and outstanding. As of the Agreement Date, there has not been any event, occurrence or development that, pursuant to the terms of any series of the Company Preferred Stock, has resulted in an adjustment to the conversion price of any such Company Preferred Stock. Except as set forth in this Section 3.6(a), as of the Agreement Date, there are no issued, reserved for issuance or outstanding, and there are no commitments (whether written or verbal) to issue or grant, (w) shares of capital stock or other voting securities of, or other equity or ownership interests in, the Company, (x) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, the Company, (y) subscriptions, warrants, calls, puts, options, exchangeable and convertible securities or other rights to acquire from the Company, or other contracts to which the Company is a party or by which the Company is bound obligating the Company to issue, any shares of capital stock or other voting securities of, or other equity or ownership interests in, or securities convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, the Company, or (z) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities issued by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other equity or ownership interests in, the Company (the items in clauses (w) through (z) being referred to collectively as the “Company Equity Securities”). There are no outstanding legally binding obligations of the Company to repurchase, redeem or otherwise acquire any Company Equity Securities (excluding forfeitures or repurchases of unvested Company Equity Awards upon termination of service in accordance with the applicable award agreement governing such Company Equity Securities in a form made available to Parent prior to the Agreement Date). None of the Company Equity Securities are certificated. None of the Company’s Subsidiaries owns any Company Equity Securities.

(b)       All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the First Effective Time, when issued on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens (excluding ongoing contractual restrictions set forth in the Organizational Documents of the Company and the Stockholder Agreements), issued and granted in compliance with all applicable securities Laws and not subject to preemptive rights created by the Company (excluding (x) any rights of first refusal in favor of the Company set forth in the Organizational Documents of the Company and the Stockholder Agreements and (y) the Company’s right to repurchase Company Restricted Stock). There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote. Other than the Stockholder Agreements, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or (to the Knowledge of the Company) which otherwise exist with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any Company Equity Securities.

(c)       Section 3.6(c) of the Company Disclosure Schedules sets forth a complete list as of the Agreement Date of (i) each outstanding Company Equity Award, (ii) the number of shares of Company Common Stock underlying such Company Equity Award (indicating the number of shares as to which the Company Equity Award has vested as of the Agreement Date), (iii) the holder of such Company Equity Award, (iv) the Company Stock Plan under which each Company Equity Award was granted, (v) the date on which such Company Equity Award was granted, (vi) the exercise price of each Company Option, (vii) the vesting commencement date, vesting schedule, and any performance-based vesting conditions of such Company Equity Award, and (viii) with respect to each share of Company Restricted Stock, whether, to the Knowledge of the Company, the holder of such award has made a valid and timely election under Section 83(b) of the Code with respect thereto.

(d)       All the issued and outstanding shares of capital stock of, or other equity interests in, each of the Company’s Subsidiaries (i) are wholly owned, directly or indirectly, by the Company and (ii) have been duly authorized, validly issued and are fully paid and nonassessable (to the extent such concept is applicable or recognized under the Laws of the jurisdiction of such Subsidiary’s formation or incorporation). All the issued and outstanding shares of capital stock of, or other equity interests in, each of the Company’s Subsidiaries that are owned, directly or indirectly, by the Company are so owned free and clear of all Liens (other than restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws). Neither the Company nor any of the Company’s Subsidiaries has any commitments (whether written or verbal) to issue or grant, (w) shares of capital stock or other voting securities of, or other equity or ownership interests in, any of the Company’s Subsidiaries, (x) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, any of the Company’s Subsidiaries, (y) subscriptions, warrants, calls, puts, options, exchangeable and convertible securities or other rights to acquire from the Company or any of its Subsidiaries, or other contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other equity or ownership interests in, or securities convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, any of the Company’s Subsidiaries, or (z) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other equity or ownership interests in, any of the Company’s Subsidiaries (the items in clauses (w) through (z) being referred to collectively as the “Company Subsidiary Equity Securities”).

(e)        The Consideration Spreadsheet delivered in connection with the Closing will, as of the Closing Date, be true and complete in all respects, and the amounts set forth therein will be consistent with the books and records of the Company and calculated pursuant to and in accordance with this Agreement, the Company’s Organizational Documents and the Stockholder Agreements in all respects.

(f)         As of December 31, 2022, the aggregate amount of (i) outstanding shares of Company Capital Stock plus (ii) shares of Company Capital Stock underlying all other Company Equity Securities will not (or did not, as applicable) exceed 505,385,388 (excluding 5,625,000 Unvested Company PSU Awards that will be canceled as of the First Effective Time pursuant to Section 2.7(b)(ii)).

Section 3.7.        Financial Statements.

(a)         Set forth on Section 3.7(a) of the Company Disclosure Schedules are (i) audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and December 31, 2020, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and the related notes (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet (the “Balance Sheet”) of the Company as of June 30, 2022 (the “Balance Sheet Date”) and related income statement (the “Interim Financial Statements”) ((i) and (ii) collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the Interim Financial Statements may not contain all footnotes required by GAAP, and have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The Financial Statements fairly present in all material respects the assets, liabilities (including all reserves), financial condition, operating results, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries as of the dates, and for the periods, indicated therein, subject in the case of the Interim Financial Statements to normal year-end audit adjustments (the effect of which will not individually, or in the aggregate, be material).

(b)         The Company and its Subsidiaries have established and maintain systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP consistently applied. Since January 1, 2019, neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, auditors or independent accountants has received written notice of (x) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures or methods of the Company or any of its Subsidiaries or their internal accounting controls or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or internal controls over financial reporting of the Company and its Subsidiaries.

(c)         All trade and other accounts receivable of the Company (the “Accounts Receivable”) as of the Balance Sheet Date represent valid obligations arising from goods or services actually sold by the Company and its Subsidiaries.  The Accounts Receivable are collectible in accordance with their terms net of the respective reserves shown on the Financial Statements.  There is no material contest, claim, or right to set-off under any Contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.

(d)        Neither the Company nor any of its Subsidiaries is a party to or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.8.       No Undisclosed Liabilities. There are no material liabilities of the Company or any of its Subsidiaries, other than: (i) liabilities expressly described and adequately reserved against in accordance with GAAP in the Balance Sheet or the notes thereto; (ii) liabilities incurred by the Company or any of its Subsidiaries after the Balance Sheet Date in the ordinary course of business; (iii) liabilities incurred after the Agreement Date in compliance with Section 5.1; (iv) liabilities (including financial advisory, legal and accounting costs) that constitute Company Expenses and (v) liabilities that are executory performance obligations arising under Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound and not relating to any breach or non-performance by the Company or any of its Subsidiaries.

Section 3.9.       Absence of Certain Developments.

(a)        Since December 31, 2021, there has not occurred any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)        Since the Balance Sheet Date, the Company and its Subsidiaries have operated in the ordinary course of business, have not taken any action since the Balance Sheet Date and prior to the Agreement Date that would have been prohibited by or required the consent of Parent under Section 5.1, had Section 5.1 been applicable during such period, and since the Agreement Date, have not taken any action that is prohibited by or requires the written consent of Parent under Section 5.1, without first having obtained such written consent.

(c)        None of the Company, any of its Subsidiaries or any of their respective directors or officers have entered into any side agreement with any holder of any Company Securities with respect to the treatment of their Company Securities in the Mergers or otherwise related to this transaction.

Section 3.10.     Properties and Assets.

(a)        The Company and its Subsidiaries do not own, and have never owned, any real property.

(b)        The Company and its Subsidiaries have good and marketable title to, or, in the case of leases of tangible properties and assets, a valid leasehold interest in, or, in the case of licensed tangible assets, a valid license to use, all material tangible properties and assets (whether real or personal) free and clear of all Liens (other than Permitted Liens). The material items of equipment owned or leased by the Company and its Subsidiaries (i) are adequate in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) are, in all material respects, in good operating condition, regularly and properly maintained, subject to normal wear and tear.

(c)        Section 3.10(c) of the Company Disclosure Schedules contains a complete and accurate list as of the Agreement Date of all of the existing leases, subleases, licenses, or other contracts (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Leased Premises”). The Company has made available to Parent, Merger Sub I and Merger Sub II true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto and all contracts in connection therewith, including all subordination agreements, and guarantees). The Closing will not affect the enforceability against any Person of any material Real Property Lease or any rights of the Company or any of its Subsidiaries thereunder or otherwise with respect to any material Leased Premises, including the right to the continued use and possession of such Leased Premises for the conduct of business as presently conducted. There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Leased Premises.

(d)        The Real Property Leases are each in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of or material default under, nor has the Company or any of its Subsidiaries received written notice of any material breach of or material default under any Real Property Lease, and no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has transferred or assigned any interest in any Real Property Lease, nor has the Company or any of its Subsidiaries subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any other Person. Except as set forth on Section 3.10(d) of the Company Disclosure Schedules, the Company (or a Subsidiary thereof, as applicable) currently occupies all of the Leased Premises for the operation of the Company or such Subsidiary’s business and, to the Knowledge of the Company, there is no other Person with a right to occupy the Leased Premises. The Leased Premises are in all material respects in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used in all material respects. The operations of the Company and its Subsidiaries do not, nor to the Knowledge of the Company, does any Leased Premises, violate in any material respect any applicable building code, zoning requirement or other law relating to such property or operations thereon.

Section 3.11.      Compliance with Laws; Permits.

(a)        Since January 1, 2017, the Company and its Subsidiaries have at all times have been in compliance in all material respects with, and have not received any written notices or written other communication, nor, to the Knowledge of the Company, any oral or other type of communication, of any material violation with respect to, any applicable Law. No written investigation or review by any Governmental Authority is pending or, to the Knowledge of the Company, has been threatened against or with respect to the Company or any of its Subsidiaries, in each case, with respect to the Company’s material violation of any applicable Law.

(b)        There is no order, consent decree, non-prosecution agreement or similar arrangement of or with any Governmental Authority binding upon the Company or any of its Subsidiaries or to which any assets owned or used by the Company or any of its Subsidiaries is subject. No employee of the Company or any of its Subsidiaries is subject to any order, consent decree, non-prosecution agreement or similar arrangement of or with any Governmental Authority that prohibits such employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company and its Subsidiaries.

(c)        Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, all Permits: (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in property; or (ii) which are required for the operation of the business of the Company and its Subsidiaries as currently conducted or the holding of any such interest, (A) have been issued or granted to the Company or any of its Subsidiaries, as applicable, and all such Permits are in full force and effect and (B) constitute all Permits required for the Company and its Subsidiaries to operate or conduct their respective businesses as it is currently conducted and hold any interest in its properties or assets. Neither the Company nor any of its Subsidiaries has received written notice of any suspension, cancellation, withdrawal, revocation or modification of any such Permits and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, cancel, withdraw, revoke or modify any such Permit, except where such suspension, cancellation, withdrawal, revocation or modification has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(d)        The Company and its Subsidiaries have conducted their operations and all transactions, including exports of software and technology, in all material respects, in accordance with applicable provisions of all applicable statutory and regulatory requirements related to export controls, economic sanctions, trade embargoes, boycotts, imports of goods, and payment of custom duties of the United States and other applicable jurisdictions (collectively, “Trade Control Laws”).

(i)          The Company and its Subsidiaries have obtained from any relevant Governmental Authority, including the U.S. Department of Commerce, U.S. Department of the Treasury, and/or U.S. Department of State, all required authorizations and registrations under applicable regulations, including the Export Administration Regulations and sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(ii)         The Company and its Subsidiaries have submitted to any relevant Governmental Authority any filing required for the export, re-export, transfer, or import of hardware, software, or other Technology in accordance with the Trade Control Laws and have been at all times in compliance with the terms and conditions of any authorizations, registrations, or applicable license exceptions or exemptions.

(iii)        Neither the Company nor any of its Subsidiaries has been found to be in violation of any Trade Control Laws or received any warnings, “no-action letters,” or other disposition of a potential violation of Trade Control Laws by any Governmental Authority, and no proceeding or investigation, with respect to any alleged non-compliance with the Trade Control Laws by the Company or any of its Subsidiaries is pending or threatened.

(iv)       Neither the Company nor any of its Subsidiaries have made any disclosures (voluntary or otherwise) to any Governmental Authority with respect to any potential violation or liability of the Company or any of its Subsidiaries arising under or relating to any Trade Control Laws; nor does the Company or any of its Subsidiaries have any pending matters concerning Trade Control Laws under consideration for possible disclosure to any Governmental Authority or any matters concerning Trade Control Laws that were previously under consideration for possible disclosure that the Company or any of its Subsidiaries determined not to disclose.

(v)        Neither the Company nor any of its Subsidiaries has, except as authorized by Trade Control Laws, engaged in any transactions, or otherwise dealt directly or, knowingly, indirectly, with or involving (i) any Comprehensively-Sanctioned Territory or (ii) any Sanctioned Person.

(e)                Neither the Company nor any of its Subsidiaries has (and none of their respective officers, directors, employees, agents or other Persons associated with or acting on behalf of the Company or any of its Subsidiaries has), directly or indirectly, taken any action which would cause them to be in material violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., as amended, any rules or regulations thereunder, or any other applicable anti-corruption or anti-bribery law or similar Law (collectively, “Anti-Corruption Laws”). Neither the Company, any of its Subsidiaries nor any of their respective Affiliates, officers, directors, employees, independent contractors, agents or representatives of or consultants to the Company or any of its Subsidiaries, and no other Person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or, knowingly, indirectly, in connection with the conduct of any business of the Company or any of its Subsidiaries:

(i)         made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Foreign Official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of (A) influencing any act or decision of such Foreign Official, candidate, party or campaign or any official of such party or campaign, (B) inducing such Foreign Official, candidate, party or campaign, or any official of such party or campaign, to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage, all in violation of applicable Anti-Corruption Laws;

(ii)       paid, offered or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature;

(iii)      made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;

(iv)      established or maintained any unlawful or undisclosed fund of corporate moneys or other properties; or

(v)       otherwise violated any applicable Anti-Corruption Laws.

(f)         The Company and its Subsidiaries have at all times maintained complete and accurate books and records to the extent required by applicable Law.

Section 3.12.      Litigation. Except as set forth on Section 3.12 of the Company Disclosure Schedules, there is no, and since January 1, 2017, there has not been any material Action or investigation (of which investigation the Company has Knowledge) pending or threatened against the Company or any of its Subsidiaries or affecting any of the Company’s or any of its Subsidiaries’ properties or assets, or any material Action or investigation (of which investigation the Company has Knowledge) against any officer, director, manager, key employee, stockholder or member of the Company or any of its Subsidiaries in his, her or its capacity as such, in each case at Law or in equity, or before or by any Governmental Authority. To the Knowledge of the Company, there has not occurred any event nor is there any condition on the basis of which any Action that would result in material damages to the Company would reasonably be expected to be instituted. Neither the Company, any of its Subsidiaries, nor any officer, director, manager, key employee, stockholder or member of the Company or any of its Subsidiaries in his, her or its capacity as such, is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other Governmental Authority which would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole or to prevent or materially impair the Company from timely consummating the transactions contemplated by this Agreement. There is no material Action initiated by the Company or any of its Subsidiaries currently pending as of the Agreement Date or that the Company or any of its Subsidiaries currently intends to initiate as of the Agreement Date.

Section 3.13.      Taxes.

(a)         (i) Each of the Company and its Subsidiaries has timely filed or will timely file all income and other material Tax Returns that are required to be filed on or before the Closing Date by it, taking into account any applicable extensions, and all such Tax Returns are or will be true, correct and complete in all material respects, (ii) each of the Company and its Subsidiaries has timely paid or will timely pay all income and other material Taxes required to be paid by it (whether or not shown on any Tax Return) and (iii) all material deficiencies asserted in writing or assessments made in writing by the relevant Governmental Authority have been or will be timely paid in full on or before the Closing Date.

(b)         The Balance Sheet reflects proper accruals for all current Taxes of the Company and its Subsidiaries that are unpaid or payable as of the Balance Sheet Date (except for any inaccuracies that are not material), and the Company and its Subsidiaries have not incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business consistent with amounts incurred and paid with respect to the most recent comparable prior period (adjusted for ordinary course changes in operations).

(c)         Each of the Company and its Subsidiaries has complied in all material respects with all applicable information reporting, collection and withholding requirements with respect to Taxes and, to the extent required by applicable Law, any collected or withheld Taxes have been paid to the relevant Governmental Authority, including in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)          Each of the Company and its Subsidiaries is registered for value-added Tax, goods and services Tax or any similar Tax in each jurisdiction where it is required to be so registered and has complied, in all material respects, with all Laws related to such Taxes, including any obligation to collect and remit any such Taxes in respect of services provided by it.

(e)          Other than Permitted Liens, there are no Liens on the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any material amount of Taxes.

(f)          No extension or waiver of any statute of limitations with respect to material Taxes of the Company or any of its Subsidiaries is in effect.

(g)         No jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return of a particular type has asserted in writing a claim that the Company or such Subsidiary is subject to Taxes of such type or required to file Tax Returns of such type in such jurisdiction.

(h)         Neither the Company nor any of its Subsidiaries (i) is resident for Tax purposes in a country other than its country of incorporation or (ii) has, or during the past six years has had, a permanent establishment or other taxable presence for income Tax purposes in any country other than its country of incorporation.

(i)          No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries that would bind the Company or such Subsidiary in any taxable period (or portion thereof) after the Closing. Neither the Company nor any of its Subsidiaries is the beneficiary of any Tax holidays, concessions, exemptions, incentives, credits, rebates or similar arrangements or agreements.

(j)          Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group for purposes of filing any Tax Return (other than a group of which the Company is the common parent), and (ii) has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign law), as a transferee or successor, or by contract (other than a Commercial Tax Agreement) or otherwise by operation of Law.

(k)         Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person, other than customary indemnification provisions contained in debt documents or other commercial agreements entered into in the ordinary course of business, in each case, that do not primarily relate to Taxes (a “Commercial Tax Agreement”).

(l)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for, or have any liability for Tax in, any taxable period (or portion thereof) beginning after the Closing Date, as a result of (i) any change in or improper method of accounting for a Pre-Closing Tax Period, (ii) any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to Closing, (iii) any installment sale, open transaction disposition or intercompany transaction made on or prior to the Closing, (iv) any prepaid amount received on or prior to the Closing, (v) the deferral of any Tax obligations with respect to a Pre-Closing Tax Period pursuant to the Coronavirus Aid, Relief, and Economic Security Act or similar statutory relief or (vi) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law). Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(m)        Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 or Section 361 of the Code within the three-year period immediately preceding the Agreement Date.

(n)         Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any corresponding or similar provision of applicable Tax Law).

(o)         There are no material pending or threatened in writing Tax Proceedings of the Company or any of its Subsidiaries.

(p)         Neither the Company nor any of its Subsidiaries is, or has been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A) of the Code.

(q)         All transactions or arrangements made between or among any of the Company, its Subsidiaries and any other related party have been made on arm’s length terms, and the Company and its Subsidiaries have complied in all material respects with all Laws applicable to transfer pricing and have maintained adequate records to support their transfer pricing policies.

(r)         Neither the Company nor any of its Subsidiaries has taken any action, nor knows of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(s)         Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any net operating losses or Tax credit carryover of the Company and its Subsidiaries arising in any Pre-Closing Tax Period (each, a “Tax Attribute”) in a Tax period (or portion thereof) beginning after the Closing Date, or the ability of Parent or any of its Affiliates (including the Surviving Company) to utilize such Tax Attributes in a Tax period (or portion thereof) beginning after the Closing Date.

Section 3.14.      Environmental Matters.

(a)         Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, (i) the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws; (ii) neither the Company nor any of its Subsidiaries has received any notice or other communication of any noncompliance of its past or present operations with Environmental Laws; (iii) no Actions or investigations (of which investigation the Company has Knowledge) are pending or threatened relating to an actual or alleged violation of any Environmental Law by the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances, distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances, arranged for the disposal, discharge, storage or release of any Hazardous Substances, or exposed any employee or other Person to any Hazardous Substances, in each case so as to give rise to any liability or corrective or remedial obligation under any Environmental Law; (v) there has been no release or threatened release of any Hazardous Substance on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any of its Subsidiaries so as to give rise to any liability or corrective or remedial obligation under any Environmental Law; (vi) there have been no Hazardous Substances generated by the Company or any of its Subsidiaries that have been disposed of, or come to rest at, any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the U.S. so as to give rise to liability or corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Law; (vii) there are no underground storage tanks located on, asbestos containing materials located at, or any polychlorinated biphenyls (“PCB”) or PCB-containing equipment used or stored on any site owned, leased or otherwise used by the Company or any of its Subsidiaries, in each case so as to give rise to any liability or corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Law; and (viii) except for the Real Property Leases, neither the Company nor any of its Subsidiaries has entered into any contract that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Law or the Hazardous Substance related activities of the Company, its Subsidiaries or any other Person.

(b)         The Company has made available to Parent, Merger Sub I and Merger Sub II true and correct copies of all material environmental reports, audits, notifications, Permits and environmental studies or assessments in the possession of the Company, any of its Subsidiaries or any of their respective representatives.

Section 3.15.      Personnel.

(a)         The Company and each of its Subsidiaries is in compliance in all material respects with all legal requirements respecting employment, discrimination in employment, civil rights, workers’ compensation, unemployment, insurance, disability, collective bargaining, collection and payment of Tax withholding or social security taxes and any similar tax, severance pay, immigration, affirmative action, fair employment practices, equal employment, terms and conditions of employment, meal and rest periods, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), wages (including overtime wages), compensation and hours of work, work time, form of contract (part-time, fixed- term, temporary work and telework, or other regulated type of employment agreement) and occupational safety and health and employment practices, and is not engaged in any unfair labor practice within the meaning of the National Labor Relations Act or any similar legal requirements. The Company and each of its Subsidiaries has maintained records in compliance with applicable legal requirements for all Company Employees during their employment.

(b)         The Company and each of its Subsidiaries has conducted all of the required immigration checks prior to any current Company Employee commencing employment with the Company. Except as disclosed on Section 3.15(b) of the Company Disclosure Schedules, as of the Agreement Date, there is no Company Employee whose employment would require special licenses or permits, nor is there any statutory or regulatory restriction on any Company Employee continuing employment with the Company or any of its Subsidiaries. All amounts required by applicable legal requirements or by contract to be withheld from the wages, salaries, and other payments to Company Employees have been properly and timely withheld, and neither the Company nor any of its Subsidiaries is liable for any arrears of wages, compensation, overtime, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each of its Subsidiaries has paid in full, or caused to be paid in full, to all Company Employees all wages, salaries, overtime, commissions, bonuses, benefits and other compensation due to be paid to or on behalf of such Company Employees. Neither the Company nor any of its Subsidiaries has any Liability with respect to any misclassification of: (i) any Person as an independent contractor or agent rather than as an employee; (ii) any Company Employee leased from another employer; or (iii) any Company Employee currently or formerly classified as exempt from overtime wages.

(c)         Neither the Company nor any of its Subsidiaries (i) is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees (other than routine payments to be made in the normal course of business and consistent with past practice), (ii) has in the past three years engaged any consultants, sub-contractors or freelancers who, according to applicable legal requirements, would be entitled to the rights of an employee vis-à-vis the Company or any of its Subsidiaries, including rights to severance pay or vacation, and (iii) is not a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority.

(d)         There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries, on the one hand, and any Company Employee, on the other hand, which controversies have or have threatened to, or would reasonably be expected to, result in any material liability to the Company or any of its Subsidiaries.

(e)         To the Knowledge of the Company, no allegations of sexual harassment or sexual assault have been made against any current Company Employee or, since January 1, 2017, any former Company Employee. Since January 1, 2017, neither the Company nor any of its Subsidiaries has been involved in any litigation, settlement, mediation or other proceedings, or entered into any settlement agreements, related to allegations of sexual harassment, sexual assault, or sexual misconduct by any Company Employee.

(f)         Neither the Company nor any of its Subsidiaries is, or has ever been, a party to or bound by any collective bargaining agreement or other labor union contract (including any contract or agreement with any works council, trade union, or other labor-relations entity) with respect to any Company Employee, and no such collective bargaining agreement or other union contract is being negotiated by the Company or any of its Subsidiaries. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Company Employee. There have never been activities or proceedings of any labor union to organize the Company Employees. There is no labor dispute, strike, walkout, picketing, lockout, or work stoppage against the Company or any of its Subsidiaries pending or threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries. The consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, trade union or other labor-relations entity) to any payments under any labor contract or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of, any union, works council, or similar labor relations entity. Neither the Company nor any of its Subsidiaries has committed any unfair labor practice within the meaning of the National Labor Relations Act or any similar legal requirements in connection with the operation of the business of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Authority pending or threatened.

(g)        The Company has made available to Parent a true, correct and complete list, as of the Agreement Date, of the positions and rates of compensation of all current Company Employees, including persons employed by a professional employment organization or other similar third party and providing services to the Company or any of its Subsidiaries, showing each such person’s city/country of employment or services (and whether such person has a remote work arrangement), position, date of hire or engagement, annual compensation (including commission and target bonus opportunity), status as exempt/non-exempt under the Fair Labor Standards Act as applicable and status as an active or inactive employee.

(h)        The Company and each of its Subsidiaries is in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state, local or foreign legal requirement. In the past year: (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) the Company and each of its Subsidiaries has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any state, local or foreign legal requirement similar to the WARN Act.

(i)         Except as set forth on Section 3.15(i) of the Company Disclosure Schedules, the Company has not entered into or made any outsourcing agreements or other arrangements with any third party under which any person may become or cease to be an employee of the Company or any of its Subsidiaries upon the termination or expiry of such agreements or arrangements.

Section 3.16.       Employee Benefit Plans and Compensation.

(a)         Company Employee Plans. Section 3.16(a) of the Company Disclosure Schedules (i) contains an accurate and complete list as of the Agreement Date of each material Company Employee Plan and (ii) specifies, with respect to such Company Employee Plan, whether it provides compensation or benefits (A) exclusively or primarily to Company Employees in the United States or (B) exclusively or primarily to Company Employees outside of the United States (an “International Plan”). Neither the Company nor any of its Subsidiaries has made any plan or commitment to (x) establish any new material Company Employee Plan, (y) materially modify any material Company Employee Plan (except in the ordinary course of business, to the extent required by law or to conform any such Company Employee Plan to the requirements of any applicable law), or (z) enter into any material Company Employee Plan.

(b)         Documents. The Company has made available to Parent, to the extent applicable, (i) for each written material Company Employee Plan, correct and complete copies of all current documents embodying each such Company Employee Plan including all material amendments thereto and all related trust documents, (ii) for each unwritten material Company Employee Plan, a written summary of the material terms, (iii) the three most recent annual reports (Form Series 5500 and all audit reports, schedules and financial statements attached thereto), if any, required under ERISA or the Code or by any other applicable legal requirement in connection with each material Company Employee Plan, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable Law with respect to each material Company Employee Plan, and (v) all material correspondence to or from any Governmental Authority from the past three years relating to any Company Employee Plan related to matters involving a material Liability to the Company or any of its Subsidiaries.

(c)         Employee Plan Compliance.

(i)        Each Company Employee Plan has been established, maintained, funded, and administered in all material respects in accordance with the terms of the applicable controlling documents and in material compliance with applicable legal requirements. All material contributions and other material payments required by and due under the terms of each Company Employee Plan have been timely and properly made.

(ii)       Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Employee Plan, in either case, on which the Company and its Subsidiaries, if applicable, can rely and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Employee Plan. Except as would not be material to the Company and its Subsidiaries taken as a whole, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

(iii)       There are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened or that would reasonably be expected to be commenced (other than routine undisputed claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. As of the Agreement Date, there are no audits, inquiries or proceedings pending or threatened by the IRS, Department of Labor, or any other Governmental Authority with respect to any Company Employee Plan. Neither the Company nor any of its Subsidiaries is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(iv)       Each Company Employee Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance thereunder, has been maintained and administered, and is, and within the last three years has been, in material operational documentary compliance with Section 409A of the Code. Each Company Option granted by the Company has a per share exercise price not less than the fair market value (determined in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv)) of a share of Company Common Stock on the grant date of such Company Option. Neither the Company nor any of its Subsidiaries is a party to or is otherwise obligated under any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Law relating to Tax).

(d)         No Pension Plan, Funded Welfare Plans, PEOs or MEWAs. Except as set forth on Section 3.16(d) of the Company Disclosure Schedules, neither the Company nor any of its ERISA Affiliates has maintained, established, sponsored, participated in, or contributed to, any (i) pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “funded welfare plan” within the meaning of Section 419 of the Code, (iii) plan maintained or sponsored by a professional employer organization, or (iv) multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers that are not ERISA Affiliates (including one or more self-employed individuals), or to their beneficiaries.

(e)         No Self-Insured Plan. No Company Employee Plan is a self-insured plan that provides benefits to Company Employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f)          Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has the Company or any of its Subsidiaries contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). Neither the Company nor any of its Subsidiaries (i) has maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code, or (ii) has any Liability by reason of being considered a single employer with any other Person under Section 414 of the Code.

(g)         No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide post-termination or retiree life insurance, or health benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Subsidiaries has any Liability to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other Person would be provided with life insurance, health benefits after termination of employment, except to the extent required by COBRA or other applicable legal requirement.

(h)         Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby would (alone or in combination with one or more events or circumstances, including any termination of employment or service): (i) result in any compensation or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any Company Employee; (ii) increase or otherwise enhance any compensation or benefit otherwise payable to any such individual; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefit under any Company Employee Plan; (iv) result in the acceleration or forgiveness (in whole or in part) of any outstanding loan to any Company Employee; (v) require any contributions or payments to fund any obligations under any Company Employee Plan; or (vi) result in any limitation on the ability of the Company or Parent, or any of their respective Subsidiaries, to amend or terminate any Company Employee Plan.

(i)          International Plans. Without limiting the generality of the other provisions of this Section 3.16, each International Plan that, under applicable legal requirements, is required to be registered or approved by a Governmental Authority, has been so registered or approved and has been maintained in all material respects in good standing with all applicable Governmental Authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such International Plan that would reasonably be expected to adversely affect any such approval or good standing. Each International Plan that is intended to qualify for special Tax treatment meets the requirements for such treatment in all material respects. All contributions to, and payments from, each International Plan under the terms of such plan or applicable legal requirements have been timely made in all material respects, and all contributions that are not yet due have been accrued in accordance with country-specific accounting.

Section 3.17.       Intellectual Property; Technology; Data Security.

(a)         Registered Intellectual Property. Section 3.17(a) of the Company Disclosure Schedules sets forth: (i) all Registered Intellectual Property owned, purported to be owned by, filed in the name of or applied for by the Company or any of its Subsidiaries (“Company Registered Intellectual Property”) (including, as applicable: (A) the country of filing; (B) the registration number and date; and (C) the application number and date). All necessary registration, maintenance and renewal fees in connection with the Company Registered Intellectual Property that are due for payment on or before the Agreement Date have been timely paid prior to the Agreement Date, and all such payments due as of or prior to the Closing Date will have been paid prior to the Closing Date. All necessary documents, instruments and certificates in connection with the Company Registered Intellectual Property that are due for filing on or before the Closing Date and that are necessary to establish, perfect and maintain the rights of the Company in any Company Registered Intellectual Property, have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority (or validly registered with the appropriate registrar in the case of Domain Names and the like). Section 3.17(a) of the Company Disclosure Schedules sets forth any of the foregoing payments or filings that are required to be made or paid, as the case may be, prior to December 31, 2022.

(b)         Outbound and Inbound Licenses.

(i)        Section 3.17(b)(i) of the Company Disclosure Schedules accurately identifies each Contract pursuant to which any Person has been granted any license under, in or to, or otherwise has received any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, any Company Intellectual Property or Company Technology, other than (1) non-exclusive, end-user customer or end-user developer agreements for the Company Products entered into in the ordinary course of business consistent with past practice, (2) non-exclusive licenses of Company Intellectual Property or Company Technology granted to suppliers of goods or services to the Company and its Subsidiaries (including consultants and independent contractors) only for the purposes of the supply of such goods or services in the ordinary course of business consistent with past practice, (3) incidental non-exclusive licenses of Trademarks granted in the ordinary course of business consistent with past practice (which for the avoidance of doubt do not permit the licensee to resell or distribute products or services under the Trademarks) and (4) limited licenses to Confidential Information granted under non-disclosure agreements entered into in the ordinary course of business consistent with past practice.

(ii)       Neither the Company nor any of its Subsidiaries is bound by, and no Company Intellectual Property or Company Product is subject to, any Contract containing any exclusive license or any covenant or other provision that materially limits or restricts the ability of the Company or any of its Subsidiaries to use, distribute, license, market, sell, assert, enforce, transfer, encumber or otherwise exploit any Company Product or Company Intellectual Property anywhere in the world, other than (1) customary license restrictions entered into in the ordinary course of business consistent with past practice with respect to Technology incorporated into a Company Product and licensed from a third Person and (2) the grant of non-exclusive licenses of Company Intellectual Property or Company Products by the Company or its Subsidiaries in the ordinary course of business.

(iii)       Section 3.17(b)(iii) of the Company Disclosure Schedules accurately identifies each Contract pursuant to which the Company has been granted any license under, in or to, or otherwise has received any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any Technology or Intellectual Property Rights of another Person, other than (1) nonexclusive licenses of non-customized “off-the-shelf” software or software-as-a-service for which the Company and its Subsidiaries are not required to pay any royalties, milestones or similar payments and is generally available, and is licensed to the Company or any of its Subsidiaries for less than $500,000 per year, based on the Company’s and its Subsidiaries’ current, historical or anticipated usage, volume or spend, as applicable, (2) Open Source Licenses, (3) limited licenses to Confidential Information under non-disclosure agreements entered into in the ordinary course of business consistent with past practice, (4) standard licenses to customers’ materials, data or feedback under customer agreements for the Company Products entered into in the ordinary course of business consistent with past practice and (5) Contracts with the Company’s or its Subsidiaries’ employees, consultants or individual independent contractors that are substantially similar with respect to Intellectual Property Rights to those contained in any Standard Form Agreement, Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement.

(iv)      Section 3.17(b)(iv) of the Company Disclosure Schedules accurately identifies each Contract pursuant to which the Company or any of its Subsidiaries has received a license under any expressly enumerated Patent owned or controlled by any third party.

(c)         Title to and Enforceability of Company Intellectual Property. The Company and its applicable Subsidiaries are the sole and exclusive owners of each item of Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). The Company Intellectual Property (other than pending applications for Patents and Trademarks) is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i)        No Action (including any interference, opposition, cancellation, reissue, review, reexamination, or other legal proceeding) before any court or tribunal (including the United States Patent and Trademark Office or other similar Governmental Authority anywhere in the world), is pending or threatened in writing in which the ownership, scope, validity, enforceability or infringement of any Intellectual Property Rights included in the Company Intellectual Property is being, has been, or would reasonably be expected to be contested or challenged.

(ii)       Neither the Company nor any of its Subsidiaries has transferred to any other Person full or partial ownership of, or granted any exclusive license with respect to, any material Intellectual Property Rights.

(iii)      No action has been taken or omitted to be taken by the Company or any of its Subsidiaries, as a result of which any material Company Intellectual Property has been, or would reasonably be expected to be, impaired or abandoned. There have been no disclosures by the Company, any of its Subsidiaries or any of their respective current or former directors, officers, employees or other representatives of Trade Secrets without reasonable and customary protective measures applicable to such disclosure (e.g., reasonable and customary confidentiality agreement).

(iv)      No Trademark owned or for which registration has been applied for by the Company or any of its Subsidiaries conflicts or interferes (with respect to the classes in which the Company or any of its Subsidiaries uses or has applied for registration of the Trademark) with any Trademark owned, used or for which registration has been applied for by any other Person, and the Company and its Subsidiaries have commercially reasonable internal policies in place to police the use of the Trademarks owned or for which registration has been applied by the Company or any of its Subsidiaries and have used commercially reasonable efforts to abide by such internal policies.

(v)       Upon and after the Closing, all Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Company without material restriction and without payment of any kind to any third party, except for Permitted Liens or as set forth in Section 3.17(c)(v) of the Company Disclosure Schedules.

(d)         Third Party Intellectual Property Rights. Other than Technology and Intellectual Property Rights licensed to the Company under: (i) Open Source Licenses; and (ii) the licenses set forth in Section 3.17(b)(iii) of the Company Disclosure Schedules (or which are not required by Section 3.17(b)(iii) to be listed in Section 3.17(b)(iii) of the Company Disclosure Schedules pursuant to the exclusions in clauses (1) through (5) thereof), the Company Intellectual Property includes all Intellectual Property Rights that are incorporated or embodied in, or practiced by, any Company Product (including all Company E-Services). The Company and its applicable Subsidiaries own or otherwise have sufficient rights in and to, and, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, immediately after the Closing will continue to own or have sufficient rights in and to, all Technology and Intellectual Property Rights that are used in or necessary for the businesses of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries.

(e)         Standard Form Agreements. To the extent they exist, copies of the Company’s standard forms of: (i) partner, agency, distributor, reseller, OEM, referral or sales representative agreements; (ii) confidentiality agreements; (iii) business associate agreements; (iv) data protection, Processing, and/or transfer agreements; (v) service level agreements; and (vi) customer or subscriber license and/or service or subscription agreements, terms of use or terms of service (including developer terms) for Company E-Services (including each Company Web Site) and Company Products generally, including any Privacy Policies (collectively under this clause (vi), the “Company TOS”) (all of the foregoing, collectively, the “Standard Form Agreements”) have been made available to Parent. All users of Company E-Services and Company Products generally that are subject to clickthrough versions of the Company TOS made available on the Company Web Sites (except for visitors to Company Web Sites that are merely browsing the Company Web Sites and are not using other Company Products or otherwise transacting business with the Company via the Company Web Sites) have affirmatively assented to and are bound by such Company TOS, and the Company and its Subsidiaries have maintained electronic records reasonably designed to meet all applicable Laws pertaining to the enforceability of the Company TOS.

(f)          No Infringement by the Company. The Company has never infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person. None of the Company Products, the conduct of the business of the Company or any of its Subsidiaries, or the use, distribution, import, sale, provision, or licensing of any Company Product infringes, violates or makes unlawful use of any Intellectual Property Rights or Technology of another Person, and no Company Product contains any Intellectual Property Rights or Technology misappropriated from any other Person. Without limiting the generality of the foregoing:

(i)        except as set forth in Section 3.17(f)(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has received written notice or other written communication (A) relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use (either directly or indirectly through customers or partners of the Company or any of its Subsidiaries) by any Company Product or Company Intellectual Property, or by the Company or any of its Subsidiaries, of any Intellectual Property Rights or Technology of another Person, including any letter or other communication suggesting or offering that the Company or any of its Subsidiaries obtain a license to any Intellectual Property Rights or Technology of another Person or (B) requesting, claiming, or demanding that the Company or any of its Subsidiaries indemnify, defend, hold harmless, or reimburse another Person with respect to any actual, alleged, or suspected infringement, misappropriation, violation, or unlawful use of any Intellectual Property Rights or Technology; and

(ii)       no infringement, misappropriation, or similar claim or Action is pending or threatened in writing against (A) the Company or any of its Subsidiaries or (B) any other Person, including but not limited to customers and partners of Company, who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries with respect to any such claim or Action with respect to any Company Product or Company Intellectual Property, in the case of clause (B) that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(g)         Effects of Contemplated Transactions. By the terms of any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets is bound, neither the execution, delivery or performance of this Agreement or any other agreement or instrument to be executed in connection herewith, nor the consummation of any of the transactions contemplated by this Agreement, will result in, or give any other Person the right or option to cause or declare: (i) Parent or any of its respective Affiliates, or the Company or any of its Subsidiaries, to grant, assign or transfer to any other Person any license or other right or interest under, in or to any Company Intellectual Property; (ii) Parent or any of its respective Affiliates, or the Company or any of its Subsidiaries, to be bound by or subject to any non-compete obligation or other material restriction on the operation or scope of their respective businesses; (iii) breach of, an obligation to obtain any consent under, or the right of any Person to terminate any Material Contract pursuant to which the Company has been granted, or has granted to any other Person, any license to or under any Technology or Intellectual Property Rights; (iv) Parent or any of its respective Affiliates, or the Company or any of its Subsidiaries, to be obligated to pay any royalties or other fees with respect to Intellectual Property Rights of any third party in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby; (v) a reduction of any royalties, revenue sharing, or other payments that the Company or any of its Subsidiaries would otherwise be entitled to with respect to any Company Intellectual Property; (vi) a loss of, or Lien (other than a Permitted Lien) on, any Company Intellectual Property; or (vii) the release, disclosure or delivery of any Company Intellectual Property or Company Product by or to any escrow agent or other Person.

(h)         No Third Party Infringement. To the Knowledge of the Company, no Person is infringing, violating, or misappropriating, or has infringed, violated, or misappropriated, any Company Intellectual Property. No infringement, misappropriation or similar claim or Action is pending, or threatened by the Company or any of its Subsidiaries, involving any actual or alleged infringement or misappropriation by any other Person of any Company Intellectual Property.

(i)          Proprietary Information Agreements. Copies of (i) the Company’s standard forms of employee agreement containing any assignment or license of Intellectual Property Rights (including any forms that have been superseded) (the “Employee Proprietary Information Agreement”), and (ii) the Company’s standard form of professional services, outsourced development, consulting or independent contractor agreement containing any assignment or license to the Company of Intellectual Property Rights (including any forms that have been superseded) (the “Consultant Proprietary Information Agreement”) have been made available to Parent. All current and former employees of the Company or any of its Subsidiaries, and all current and former consultants, contractors, developers, and partners of the Company or any of its Subsidiaries who have been involved, in the course of their work for the Company, in the creation or development of Technology or Intellectual Property Rights that are either material to the Company and its Subsidiaries taken as a whole or their businesses taken as a whole or are material and incorporated or embodied in any Company Product, (x) have executed the applicable form of Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement (or, in the case of consultants, contractors, developers, and partners of the Company or any of its Subsidiaries, agreements that do not materially deviate from the Consultant Proprietary Information Agreement with respect to the provisions in “(A)” and “(B)” below) (and true, correct and complete copies of which are in the possession of the Company), and (y) (A) have validly and irrevocably assigned all of their rights in such Technology and Intellectual Property Rights to the Company, and (B) to the extent not assignable under applicable Law, have waived all moral rights in such Technology and Intellectual Property Rights in favor of Company, in each of “(A)” and “(B)” without the exclusion or reservation of any Technology or Intellectual Property Rights that are related to or necessary for the business of the Company as it is currently conducted. The Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of all Trade Secrets and other Confidential Information of the Company and its Subsidiaries or of any third party that has provided any Trade Secrets or other Confidential Information to the Company.

(j)          No Government Funding. No funding, facilities or resources of any Governmental Authority or any university, college, other educational institution, multi-national, binational or international organization, or research center was used in the development of any Company Intellectual Property or Company Product. No Governmental Authority, university, college, other educational institution, multi-national, bi-national or international organization, or research center has any right, title, or interest (including any license rights) in or to any Company Intellectual Property or Company Product as a result of the use of any such funding, facilities, or resources.

(k)         Open Source Software.

(i)        Other than as set forth in Section 3.17(k)(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has used, distributed or made available any Open Source Software in any manner that would or could reasonably be expected to: (A) require the disclosure or distribution of any Company Source Code; (B) require the licensing of any Company Intellectual Property, including for the purpose of making modifications or derivative works; (C) impose any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; (D) create, or purport to create, obligations (other than obligations to provide notice of the ownership of Open Source Software, the text of Open Source Licenses, or the mere fact that Open Source Software has been modified (but not, for avoidance of doubt, to provide such modifications or any other information pertaining to such modifications)) for the Company or any of its Subsidiaries with respect to the Company Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities with respect to any Company Intellectual Property; or (E) impose any other material limitation, restriction, or condition on the right of the Company to use or distribute any Company Intellectual Property. The use of any Company Intellectual Property does not require use of any Open Source Software that would create (or purport to create) any such obligations or grant (or purport to grant) any such rights or immunities.

(ii)       The Company has made available to Parent lists detailing all Open Source Software included in the Company Products.

(iii)      The Company and its Subsidiaries have been and are in compliance in all material respects with all applicable licenses to Open Source Software that is or has been used, distributed or made available by the Company or any of its Subsidiaries in any way.

(l)          Conflicting Personnel Agreements. No employee, consultant, independent contractor, manager, officer or director of the Company or any of its Subsidiaries is (i) bound by or otherwise subject to any contract with that Person’s former employer restricting in any material respect that Person from performing such Person’s duties for the Company or any of its Subsidiaries or (ii) in breach of any contract with any former employer or other Person concerning Technology or Intellectual Property Rights as a result of such Person’s development or disclosure of Technology or Intellectual Property Rights for or to the Company or any of its Subsidiaries or other activities for or with the Company or any of its Subsidiaries.

(m)        Company Source Code. The Company and its applicable Subsidiaries own or have valid licenses to and possess all source code for all software included within the Company Intellectual Property and own or otherwise have sufficient rights in and to all source code, software, tools, programmers’ notes, documentation and other materials that are used in or necessary for the operation of the Company Products. The Company and its Subsidiaries have taken all actions customary in the software industry to document the software that is Company Intellectual Property and its operation, such that such software, including its source code and documentation, contain clear and accurate annotations and programmer’s comments, and have been documented in a way that is sufficient to enable a programmer of reasonable skill to understand, correct errors in, modify, and support and maintain the software in an efficient manner. Neither the Company, any of its Subsidiaries nor any other Person acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code except for disclosures to employees, contractors or consultants of the Company or any of its Subsidiaries under agreements that prohibit use or disclosure except in the performances of services to the Company or with respect to Company Products that constitute developer tools (e.g., SDKs).

(n)         Personal Information. The Company, the Company Web Sites and the Company Products, and all third parties acting on behalf of the Company or any of its Subsidiaries or that have access to or otherwise Process Personal Information materially comply and have, since January 1, 2017, materially complied with all applicable Privacy Laws and Requirements. Neither (i) the Processing of Personal Information by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, nor (ii) the execution, delivery and performance of this Agreement will cause, constitute, or result in a breach or violation of any Privacy Laws, except if such breach or violation is caused by acts or omissions of Parent or any other Subsidiary of Parent after the Closing, or legal settlement or order. Copies of all current and former privacy policies of the Company or any of its Subsidiaries that apply to the Company Web Sites and Company Products since January 1, 2017 (collectively, “Privacy Policies”) and copies of the Company or any of its Subsidiaries’ standard forms of Data Processing Addenda in use as of the Agreement Date (“DPA”) have been made available to Parent. The Privacy Policies make all disclosures to users or customers required by all applicable Privacy Laws and Requirements. The Company and its Subsidiaries have, at all times and in all material respects since January 1, 2017, complied with their applicable Privacy Policies and their applicable security- and marketing-related internal policies that govern the privacy, Processing, protection, transfer or security of Personal Information. There is not currently, and has not been, since January 1, 2017, any written complaint to, or any audit (excluding for the avoidance of doubt any audits requested by customers in the ordinary course of business), proceeding, investigation (formal or informal), or claim against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its customers (specific to the Company Products) by any Person or Governmental Authority with respect to the privacy, security, or data protection practices of the Company or any of its Subsidiaries, including the access to or retention, disclosure, transfer, Processing or disposal of Personal Information maintained by or on behalf of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there is no reasonable basis for any such notice, claim, investigation, litigation, or proceeding.

(o)         Bugs. The Company and its Subsidiaries maintain records of known material bugs which are maintained by their development or quality control groups with respect to the Company Products, and such records are current and complete. None of the Company Products or Company Technology: (i) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Company Product or Company Technology; or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Product or Company Technology or any product or system containing or used in conjunction with such Company Product or Company Technology.

(p)         Contaminants. None of the Company Products (including all parts thereof) or Company Technology used to deliver any Company Products contain or make available any disabling codes or instructions, spyware, malware, Trojan horses, worms, viruses, or other software routines or hardware components that permit or cause unauthorized access to, or disruption, impairment, disablement, unauthorized encryption of, or destruction of, the Company Product or the Company Technology used to deliver such Company Product (or parts thereof) or data, software, or other materials (“Contaminants”) that materially and adversely affects the use, functionality or performance of such Company Product or Company Technology. The Company and its Subsidiaries use commercially reasonable, applicable industry standard measures designed to prevent the introduction of Contaminants into Company Products and the Company Technology used to deliver the Company Products.

(q)         Security Measures. The Company and its Subsidiaries have taken and implemented applicable industry standard, commercially reasonable, technical, administrative, and physical security controls or procedures designed to identify threats and protect the Company’s and its Subsidiaries’ information technology systems, networks and equipment from Contaminants and are designed to preserve the confidentiality, availability, security, and integrity of such systems, networks and equipment and the data and information stored thereon, accessed, or Processed by the Company and any of its Subsidiaries, including Personal Information and Confidential Information and in accordance with applicable Privacy Laws and Requirements (including Company controls or procedures designed to protect such systems from infection by Contaminants, access, modification, destruction, disclosure, use or control by unauthorized Persons, or that exceeds the Person’s authorization) in conformance with Privacy Laws and Requirements and public-facing statements. The Company and its Subsidiaries have at all times contractually required that any authorized third parties acting on behalf of the Company or any of its Subsidiaries to access, Process, or otherwise handle Personal Information or Confidential Information provide commercially reasonable technical, administrative, and physical security controls and safeguards, in each case, in compliance with applicable Privacy Laws and Requirements. The Company’s and its Subsidiaries’ information security practices conform in all material respects to all of the Company’s and its Subsidiaries’ contractual commitments and internal policies with respect to privacy, Processing, protection, transfer or security of Personal Information. The Company and its Subsidiaries have implemented and maintain business continuity, disaster recovery, incident response, and security plans, procedures and facilities for such systems that are commercially reasonable for the size of the Company, Company Products and the industry in which the Company and its Subsidiaries operate. There is not currently, and there have not been any written complaints to, audits (excluding for the avoidance of doubt any audits requested by customers in the ordinary course of business), proceedings, investigations (formal or informal) or claims against, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their customers (specific to the Company Products) by any Person, including: (i) any private party; or (ii) Governmental Authority, with respect to the security, confidentiality, availability, or integrity of information technology assets, Personal Information, Confidential Information, or other data or information that is subject to applicable Privacy Laws and Requirements and Processed by the Company, any of its Subsidiaries or any third party authorized by the Company or any of its Subsidiaries. Other than immaterial incidents in the ordinary course of business, there have been no intrusions or breaches of the security, confidentiality, integrity, or availability of, or other loss, or unauthorized access, use, disclosure or Processing of the information technology assets, Personal Information, Confidential Information, or other data, information or Company Intellectual Property owned, used, stored, received, Processed, transmitted, or controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, use or disclosure of the foregoing that would constitute a breach for which notification to any Person is required under any applicable Privacy Laws and Requirements. All Personal Information and Confidential Information Processed by or on behalf of Company or any of its Subsidiaries is encrypted in accordance with applicable Privacy Laws and Requirements, and where encrypted, done so in accordance with industry standard practices regarding encryption technologies and encryption key management practices. Without limitation to the foregoing, to the extent required by applicable Privacy Laws and Requirements, all Personal Information and Confidential Information stored within the Company E-Services are encrypted when being transmitted via a network; all Personal Information and Confidential Information in the Company E-Services are encrypted when electronically stored; and all so-called “form data” collected by the Company or any of its Subsidiaries is additionally encrypted within the Company E-Services Databases. The Company’s and its Subsidiaries’ employees with access to Personal Information or Confidential Information have been provided with regular privacy and security trainings reasonably designed to meet Company’s and its Subsidiaries’ obligations under Privacy Laws and Requirements. The Company and its Subsidiaries have performed data protection impact assessments (where required by Privacy Laws and Requirements), Security Assessments and regular enterprise-wide penetration testing. Neither the Company nor any of its Subsidiaries has been the subject of a FISA 702 or other government or regulatory request for access to Personal Information except for subpoenas received from Governmental Authorities in the ordinary course of business. The Company and its Subsidiaries have performed regular vulnerability scans on each network owned or operated by the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable efforts to address and fully remediate all high and critical threats and high and critical deficiencies identified in Security Assessments, penetration tests and vulnerability scans conducted on the Company’s information technology systems. The Company Products are compliant with all applicable requirements under the Company’s SOC 2 and ISO/IEC 27001:2013 reports.

(r)         Authority, Consents and Authorizations. The Company and its Subsidiaries have all necessary authority, consents and authorizations, including any necessary evidence or documentation supporting such authority, consent, or authorization under any Privacy Laws and Requirements, to receive, access, collect, use, disclose, transfer, store, and otherwise Process Personal Information and Confidential Information in the possession or under the control of the Company or any of its Subsidiaries in connection with the operation of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have filed any registrations required under applicable Privacy Laws and Requirements with any applicable data protection authority or other Governmental Authority related to their Processing of Personal Information, including any consents or authorizations necessary to operate the business of the Company and its Subsidiaries. The Company and its Subsidiaries have taken reasonable steps to confirm and document: (i) that each third party that provides the Company and its Subsidiaries with Personal Information has and will provide that Personal Information in accordance with applicable Law (including Privacy Laws and Requirements); and (ii) that those third parties have all necessary authority, consents, and other rights to provide that Personal Information to the Company and its Subsidiaries. The Company and its Subsidiaries have provided and will provide access and/or disclosure of Personal Information to third parties to which they provide such Personal Information in accordance with applicable Privacy Laws. The Company and its Subsidiaries have all material authorizations, consents, and other rights required by applicable Privacy Laws to provide Personal Information to the third parties to they provide such Personal Information, and maintain documentation or evidence of the same.

(s)         Intellectual Property Ownership. The Company and its applicable Subsidiaries are the sole and exclusive owners of each item of Company Intellectual Property, neither the Company nor any of its Subsidiaries owns any Intellectual Property Rights outside the United States, and there are no cost sharing agreements or arrangements in respect of any Company Intellectual Property.

Section 3.18.       Material Contracts.

(a)         Except as set forth on Section 3.18 of the Company Disclosure Schedules, as of the Agreement Date, neither the Company nor any of its Subsidiaries has entered into any contract or legally binding arrangement, obligation, commitment or understanding (whether written or oral) (a “Contract”) with respect to (excluding any Company Employee Plan, collectively, the “Material Contracts”):

(i)        any joint venture, limited liability company or partnership agreement or similar Contract involving the sharing of profits or losses with any other party or otherwise (other than any Contract described in Section 3.18(a)(vi));

(ii)       any Contract imposing any material restriction on the Company’s or any of its Affiliates’ (including Parent and its Subsidiaries after the Closing) right or ability: (A) to compete with any other Person, to conduct business in any geographic region or to engage in any line of business; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to design, develop, deliver, use, market, distribute, license out or otherwise exploit any Company Product or Company Intellectual Property, anywhere in the world;

(iii)       any Contract: (A) granting exclusive rights to license, market, sell or deliver any Company Product, or to exclusively supply any product or service to the Company or any of its Subsidiaries; (B) otherwise granting any exclusive license to any Company Product or Company Intellectual Property or contemplating an exclusive relationship between the Company or any of its Subsidiaries and any other Person; (C) under which the Company or any of its Subsidiaries grants “most favored nation” terms, rights of first refusal, rights of first offer or similar rights or terms to any Person, or that limits or purports to limit the ability of the Company or its Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business (other than Permitted Liens); or (D) under which the Company or any of its Subsidiaries grants to any other Person the right to receive updates or new versions of Company Products or new Company Products before other customers (other than beta-testing or similar arrangements entered into in the ordinary course of business);

(iv)      any Contract relating to the acquisition, transfer, development or shared ownership of any Technology or Intellectual Property Rights (including any joint development agreement, technical collaboration agreement or similar agreement entered into by the Company or any of its Affiliates), other than Contracts that are on the form of the Standard Form Agreements, the Employee Proprietary Information Agreement or the Consultant Proprietary Information Agreement, or do not materially deviate from the Standard Form Agreements, the Employee Proprietary Information Agreement or the Consultant Proprietary Information Agreement with respect to Intellectual Property Rights;

(v)       any Contract material to the business of the Company and its Subsidiaries as currently conducted relating to the provision of hosting services;

(vi)      (A) any acquisition or any binding proposal for the acquisition by the Company or any of its Subsidiaries of any capital stock, or a material portion of the assets or business, of any other Person, or (B) any disposition of any equity securities or material assets of the Company or any of its Subsidiaries;

(vii)     Contracts relating to the (A) borrowing of money or to mortgaging, pledging or otherwise placing or granting any Lien (other than a Permitted Lien) on any portion of any material asset of the Company or any of its Subsidiaries, or the granting of any guarantee by the Company or any of its Subsidiaries, or otherwise related to Indebtedness of any kind and (B) Contracts relating to the lending of money (other than advance of expenses to Company employees in the ordinary course of business consistent with past practice);

(viii)    Contracts with any Governmental Authority pursuant to which payments were made to the Company or any of its Subsidiaries in excess of $100,000 during the twelve (12) month period beginning on January 1, 2021 and ending on December 31, 2021;

(ix)       Contracts for the employment of any officer, individual employee or other Person on a full-time or consulting basis providing for base salary compensation in excess of $50,000 per annum, other than “at will” Contracts or Contracts providing for notice/severance required under applicable Law, in either case, as entered by the Company in the ordinary course of business;

(x)        Contracts providing for a change of control payment or the benefits of which will be materially increased, or the vesting of the benefits of which will be accelerated, by virtue of entering into or completing the transactions contemplated hereby, or the value of any of the benefits of which will be calculated on the basis of the transactions contemplated hereby, or that provide for any termination right or payment to be made by the Company or any of its Subsidiaries in connection therewith;

(xi)       Contracts pursuant to which (A) payments made or payable by the Company or any of its Subsidiaries to a third party, or by a third party to the Company or any of its Subsidiaries, were in excess of $5,000,000 during the twelve (12) month period beginning on January 1, 2021 and ending on December 31, 2021, (B) the terms of which provide for (or the Company reasonably expects) payments made or payable by the Company or any of its Subsidiaries to a third party, or by a third party to the Company or any of its Subsidiaries, to be in excess of $5,000,000 during the twelve (12) month period beginning on January 1, 2022 and ending on December 31, 2022 or (C) the terms of which provide for payments made or payable by the Company or any of its Subsidiaries to a third party, or by a third party to the Company or any of its Subsidiaries, to be in excess of $5,000,000 during the twelve (12) month period beginning on (x) January 1, 2023 and ending on December 31, 2023 or (y) January 1, 2024 and ending on December 31, 2024;

(xii)      Contracts involving material obligations of the Company with unexpired terms of more than three (3) years as of the Agreement Date, unless terminable for convenience by the Company without material expense on notice of less than six (6) months;

(xiii)     any Real Property Lease;

(xiv)     any Contract with any labor union or association representing any employee of the Company;

(xv)      any Contract that is a settlement, consent or similar agreement restricting in any respect the operations or the Company or any of its Affiliates (including Parent and its Affiliates after the First Effective Time);

(xvi)     any Affiliate Agreement; or

(xvii)    any Contract with any Major Customer or Major Supplier.

(b)         The Company has made available to Parent a true, accurate and complete copy of each Material Contract. Each Material Contract constitutes the valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other parties thereto, and is in full force and effect enforceable in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions, and except as a result of normal contract expirations or non-renewals in the ordinary course of business after the Agreement Date not as a result of any breach or default by the Company of any material obligation thereunder. Except as set forth on Section 3.18(b) of the Company Disclosure Schedules, neither the Company nor its applicable Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in default of any material obligation thereunder, and there exists no condition, event or act which constitutes, or which after notice, lapse of time or both, would reasonably be expected to constitute, a default of any material obligation by the Company or its applicable Subsidiary or, to the Knowledge of the Company, by any other party thereto, of any material obligation thereunder. Neither the Company nor its applicable Subsidiary has received any written notice or other written communication from any party to a Material Contract relating to such party’s intent to modify, terminate or fail to renew the arrangements and relationships set forth therein (except as a result of normal contract expirations or non-renewals in the ordinary course of business not as a result of any breach or default by the Company of any material obligations thereunder), asserting a material breach by the Company or any of its Subsidiaries of such arrangements, or contesting, objecting to, questioning or otherwise disputing any renewal or extension or any Material Contract.

Section 3.19.       Customers; Suppliers.

(a)         Section 3.19(a) of the Company Disclosure Schedules sets forth complete and accurate lists (separated by applicable fiscal year) of the top twenty-five (25) customers of the Company and its Subsidiaries as measured by the dollar amount of annual recurring revenue, for each of the fiscal years ended December 31, 2020 and December 31, 2021 (the “Major Customers“), together with the amount received by the Company and its Subsidiaries from each Major Customer during such period. Since January 1, 2019 through the Agreement Date: (i) no Major Customer has canceled or otherwise terminated its relationship with the Company or its Subsidiaries or has materially decreased its usage of products or services of the Company or its Subsidiaries, and (ii), to the Knowledge of the Company as of such time, no Major Customer intends to cancel or otherwise terminate (or fail to renew) its relationship with the Company or its Subsidiaries (or, following the First Effective Time, Parent or its Affiliates) or to decrease materially its usage of products or services of the Company or its Subsidiaries.

(b)         Section 3.19(b) of the Company Disclosure Schedules sets forth complete and accurate lists (separated by applicable fiscal year) of the top twenty-five (25) suppliers of goods or services to the Company and its Subsidiaries as measured by the dollar volume of purchases, for each of the fiscal years ended December 31, 2020 and December 31, 2021 (the “Major Suppliers”), together with the amount of payments to each such Major Supplier during such period. Since January 1, 2019 through the Agreement Date, (i) no Major Supplier has canceled or otherwise terminated its relationship with the Company or its Subsidiaries or has materially reduced or changed the pricing or other terms of its business with the Company or its Subsidiaries, and (ii), to the Knowledge of the Company as of such time, no Major Supplier intends to cancel or otherwise terminate (or fail to renew) its relationship with the Company or its Subsidiaries (or, following the First Effective Time, Parent or its Affiliates) or to materially increase the pricing or materially change the other terms of its business with the Company or its Subsidiaries.

Section 3.20.      Insurance. Set forth on Section 3.20 of the Company Disclosure Schedules is an accurate summary of the insurance policies maintained by the Company or any of its Subsidiaries as of the Agreement Date. Neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any such insurance policy and each such insurance policy is in full force and effect. Except as described on Section 3.20 of the Company Disclosure Schedules, there are no claims pending against the Company or any of its Subsidiaries under any insurance policies currently in effect and covering the property, the business or employees of the Company or its Subsidiaries, or any claims which have been denied or disputed by the applicable insurer, and all premiums due and payable with respect to the policies maintained by the Company or any of its Subsidiaries have been paid to date. No written notice of cancellation, termination or non-renewal has been received by the Company or any of its Subsidiaries with respect to any such insurance policy.

Section 3.21.       Indebtedness.

(a)         Except as set forth on Section 3.21 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has any Company Indebtedness as of the Agreement Date. Neither the Company nor any of its Subsidiaries is in default in the payment of the principal of or interest or premium on any such Company Indebtedness, and no event has occurred or is continuing under the provisions of any instrument, document or agreement evidencing or relating to any such Indebtedness which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

(b)        The Company has not applied for a loan under the Paycheck Protection Program or otherwise applied for or received any other direct assistance from any Governmental Authority in connection with the COVID-19 pandemic.

Section 3.22.       Related Party Transactions. Except as set forth on Section 3.22 of the Company Disclosure Schedules, none of the Company, or any of its Affiliates or its or their respective stockholders holding more than 5% of the Vested Shares, members, directors, managers or officers, is involved in any business arrangement or Contract with the Company or any of its Subsidiaries other than employment arrangements entered into in the ordinary course of business, indemnification agreements for officers and directors, the Company Employee Plans, Stockholder Agreements and the Company Stock Plans, and none of the Company or any of its Affiliates or its or their respective stockholders holding more than 5% of the Vested Shares, members, directors, managers or officers has any interest in any property or right, tangible or intangible, which is used by the Company (each such business arrangement or Contract required to be disclosed, an “Affiliate Agreement”); provided that no disclosure will be required under this Section 3.22 as to any agreement (a) solely among the Company and/or its wholly owned Subsidiaries or (b) negotiated on an arms’ length basis involving the portfolio companies of any venture capital, private equity, angel or similar investor in the Company.

Section 3.23.       State Takeover Laws. Neither Section 203 of the DGCL nor any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law or similar provision of the Organizational Documents of the Company (collectively, “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 3.24.       Brokers. Except as set forth on Section 3.24 of the Company Disclosure Schedules, no Person has or will have, in connection with this Agreement or as a result of the Mergers, any right, interest or claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or the stockholders of the Company. A true and complete copy of the engagement letter with Qatalyst Partners LLC has been made available to Parent.

Section 3.25.       Company Information. The information relating to the Company, its Subsidiaries or the holders of any Company Securities that is provided by the Company, any of its Subsidiaries or their representatives for inclusion in any document filed with any Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 3.26.       No Additional Representations. Except for the representations and warranties contained in this Article III, or any certificate delivered by or on behalf of the Company pursuant to this Agreement, neither the Company, its Affiliates, nor any other Person makes or shall be deemed to make any representations or warranties to Parent or Merger Sub, express or implied, at law or in equity, by or on behalf of the Company with respect to the Company or the transactions contemplated by this Agreement, and the Company hereby disclaims any such representations or warranties with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The Company represents, warrants and agrees that the Company has not relied upon any information, or the omission of any information, provided or made available by each of Parent, Merger Sub I and Merger Sub II or any of their respective Representatives, other than the representations and warranties set forth in Article IV.

Article IV

Representations and Warranties of Parent, Merger Sub I and Merger Sub II

Except (a) as set forth in a corresponding section or subsection of the disclosure schedules to this Agreement delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedules”) or (b) as disclosed in any Parent Reports filed by Parent since January 1, 2019, and prior to the Agreement Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent, Merger Sub I and Merger Sub II hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1.         Organization. Each of Parent and Merger Sub I is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and to carry on its business as presently conducted. Merger Sub II is a limited liability company validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to owns its properties and to carry on its business as presently conducted. Parent has made available to the Company true and complete copies of the Organizational Documents of Merger Sub I and Merger Sub II. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent, Merger Sub I or Merger Sub II is in violation of any provision of its Organizational Documents. From the date of incorporation or organization of Merger Sub I and Merger Sub II, as applicable, through the First Effective Time, Parent owns all of the outstanding shares of capital stock or equity interests, as applicable, of Merger Sub I and Merger Sub II. Since the date of its incorporation or formation, as applicable, neither Merger Sub I nor Merger Sub II has engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.2.         Subsidiaries.

(a)         Section 4.2(a) of the Parent Disclosure Schedules sets forth a true, correct and complete list of the name and jurisdiction of organization of each Significant Subsidiary of Parent as of the Agreement Date. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Significant Subsidiary of Parent is duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite power and authority to own its properties and to carry on its business as presently conducted, (ii) each Significant Subsidiary of Parent is in good standing under the laws of its jurisdiction of organization (to the extent such laws recognize such concept) and (iii) each Significant Subsidiary of Parent is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the character or location of the properties and assets owned, leased or operated by it makes such qualification or license necessary.

(b)         (i) All the issued and outstanding shares of capital stock of, or other equity interests in, Parent’s Significant Subsidiaries (A) are wholly owned, directly or indirectly, by Parent and (B) have been duly authorized, validly issued and are fully paid and nonassessable, (ii) all the issued and outstanding shares of capital stock of, or other equity interests in, Parent’s Significant Subsidiaries that are owned, directly or indirectly, by Parent are so owned free and clear of all Liens and (iii) none of Parent’s Significant Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitment or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Significant Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 4.3.         Authorization.

(a)         Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate or limited liability company power and authority and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and each other agreement or instrument to be executed in connection herewith, and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action, in each case, subject to the approval of this Agreement and the Mergers by Parent as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II, which shall be obtained promptly following execution of this Agreement. This Agreement and each other agreement or instrument to be executed in connection herewith has been duly authorized and has been, or will be, as applicable, duly executed and delivered by Parent. Merger Sub I and Merger Sub II and, assuming the due authorization, execution and delivery of this Agreement by the Company and the Representative, constitutes or will constitute, as applicable, a valid and binding agreement of Parent, Merger Sub I and Merger Sub II, enforceable against Parent, Merger Sub I and Merger Sub II in accordance with its terms, except to the extent such enforceability may be limited by the Bankruptcy and Equity Exceptions.

(b)         The shares of Parent Common Stock to be issued in the First Merger pursuant to this Agreement have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and will not be subject to any preemptive rights.

Section 4.4.         Non-contravention. Neither the execution and delivery of this Agreement or any other agreement or instrument required to be executed in connection herewith, the consummation of the Mergers and the other transactions contemplated hereby nor the fulfillment of and the performance by Parent, Merger Sub I or Merger Sub II of its obligations hereunder will (a) violate or result in a breach of any provision contained in its Organizational Documents; or (b) assuming that all consents, authorizations, waiting period expirations or terminations, orders or approvals of, filings or registrations with, and notices to, each Governmental Authority referred to in Section 4.5(a) (including all filings or notifications required under, and all consents, authorizations, waiting period expirations or terminations, orders or approvals are required under, the HSR Act and any other applicable Antitrust Law in connection with the transactions contemplated by this Agreement) and all Third Party Consents referred to in Section 4.5(b) have been obtained or made, (i) violate any applicable Law in any material respect or (ii) violate, result in a violation or breach by Parent or Merger Sub of, or the termination or the acceleration of, or conflict with or constitute a default under, any Contract to which Parent or Merger Sub is a party or by which any of its property is bound, except, in the case of clause (b), for any such violation, breach, termination, acceleration, conflict or default as would not prevent or materially impair Parent, Merger Sub I and Merger Sub II from timely consummating the transactions contemplated by this Agreement.

Section 4.5.         No Consents.

(a)         Except (i) for compliance with any applicable requirements under the HSR Act or any other Antitrust Law, (ii) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (iii) the filing by Parent with the SEC of the Form S-4 in which the Consent Solicitation Statement will be included as a prospectus and the declaration of effectiveness of the Form S-4, (iv) the filing of the Certificates of Merger with the Delaware Secretary of State pursuant to the DGCL and the DLLCA, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on Nasdaq and (vi) as described in Section 4.5(a) of the Parent Disclosure Schedules, no Governmental Approval is required for the execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement, the performance by it of its obligations hereunder and its consummation of the transactions contemplated hereby, except in any such case for any such Governmental Approval the failure of which to be obtained or made would not reasonably be expected to prevent or materially impair Parent, Merger Sub I and Merger Sub II from consummating the transactions contemplated hereby.

(b)         Except as described in Section 4.5(b) of the Parent Disclosure Schedules no Third Party Consent with respect to any contract to which Parent, Merger Sub I or Merger Sub II is a party or by which any of their property is bound is required for the execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement, the performance by Parent, Merger Sub I and Merger Sub II of their respective obligations hereunder and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby, except in any such case for any such Third Party Consent, the failure of which to be obtained or made would not reasonably be expected to prevent or materially impair Parent, Merger Sub I and Merger Sub II from consummating the transactions contemplated by this Agreement.

Section 4.6.         Capitalization.

(a)         The authorized capital stock of Parent consists of (i) 900,000,000 shares of Parent Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock“). As of September 2, 2022, (I) 466,946,279 shares of Parent Common Stock were issued and outstanding, (II) no shares of Parent Preferred Stock were issued and outstanding and (III) 18,592,590 shares of Parent Common Stock were available for issuance pursuant to Parent’s equity compensation plans (including pursuant to outstanding equity awards and assuming that all applicable performance-based vesting conditions are achieved at the target level). Except as set forth in this Section 4.6(a), and for shares of Parent Common Stock issued pursuant to outstanding Parent equity awards since September 2, 2022, as of the Agreement Date, there are no issued, reserved for issuance or outstanding, and there are no commitments (whether written or verbal) to issue or grant, (w) shares of capital stock or other voting securities of, or other equity or ownership interests in, Parent, (x) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, Parent, (y) subscriptions, warrants, calls, puts, options, exchangeable and convertible securities or other rights to acquire from Parent, or other contracts to which Parent is a party or by which Parent is bound obligating Parent to issue, any shares of capital stock or other voting securities of, or other equity or ownership interests in, or securities convertible into or exchangeable for shares of capital stock or other voting securities of, or other equity or ownership interests in, Parent, or (z) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities issued by Parent that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other equity or ownership interests in, Parent (the items in clauses (w) through (z) being referred to collectively as the “Parent Equity Securities”).

(b)         As of the Agreement Date, all outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens created by Parent, and not subject to preemptive rights created by Parent, and there are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote. Other than as set forth on Section 4.6(b) of the Parent Disclosure Schedules, as of the Agreement Date there are no shareholder agreements, voting trusts or other agreements or understandings to which Parent is a party or (to the Knowledge of Parent) which otherwise exist with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any Parent Equity Securities.

Section 4.7.         SEC Reports. An accurate copy of each final registration statement, prospectus, form, report, schedule and definitive proxy statement filed by Parent with the SEC since January 1, 2019 (collectively, the “Parent Reports”) is publicly available, and no such Parent Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the Agreement Date) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent Reports filed under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), complied in all material respects with to the extent applicable, the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) as well as the published rules and regulations of the SEC with respect thereto. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. As of the Agreement Date, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports. The information relating to Parent or its Subsidiaries that is provided by Parent or its representatives for inclusion in any document filed with any Governmental Authority in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.8.         Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have since January 1, 2019, been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

Section 4.9.         Reorganization. Neither Parent, Merger Sub I, nor Merger Sub II have taken or agreed to take any action that is not contemplated by this Agreement that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Merger Sub I is, at all times since its formation has been, and at all times prior to the First Effective Time will be, a direct, wholly owned subsidiary of Parent. Merger Sub II is, at all times since its formation has been, and at all times through and including the Second Effective Time will be, a direct, wholly owned subsidiary of Parent and an entity disregarded as separate from Parent for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3.

Section 4.10.       No Undisclosed Liabilities. There are no liabilities of Parent or any of its Subsidiaries, other than: (i) liabilities expressly described and adequately reserved against in accordance with GAAP in the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports or the notes thereto; (ii) liabilities incurred by Parent or any of its Subsidiaries after the date of the latest balance sheet included (or incorporated by reference) in the Parent Reports in the ordinary course of business and (iii) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11.       Litigation. As of the Agreement Date, there are no Actions or investigations (of which investigation Parent has Knowledge) by or before any Governmental Authority in effect, pending or threatened in writing against Parent, Merger Sub I or Merger Sub II which would reasonably be expected to prevent or materially impair Parent, Merger Sub I and Merger Sub II from consummating the transactions contemplated hereby, including the Mergers.

Section 4.12.        Absence of Certain Developments. Since December 31, 2021, there has not occurred any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13.       Compliance with Laws. Parent and its Subsidiaries are and since January 1, 2019 have been in compliance with, and have not received any notices or other communication of any material violation with respect to, any applicable Law, except as would not reasonably be material to Parent and its Subsidiaries.

Section 4.14.       Brokers. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Parent, Merger Sub I or Merger Sub II in connection with this Agreement or any of the transactions contemplated hereby, other than any such fee that will be payable solely by Parent or its Affiliates.

Section 4.15.       Available Funds. As of the Closing, Parent will have available all funds necessary to satisfy all of its payment obligations hereunder and in connection with the transactions contemplated hereby required to be satisfied as of the Closing, and its ability to consummate such transactions is not dependent or conditional upon the receipt of financing (whether debt or equity) from any third party.

Section 4.16.       R&W Insurance Policy. Parent has conditionally bound a representations and warranty insurance policy (the “R&W Insurance Policy”), a copy of which has been provided to the Company prior to the execution of this Agreement.

Section 4.17.       No Additional Representations. Except for the representations and warranties contained in this Article IV, or any certificate delivered by or on behalf of Parent, Merger Sub I or Merger Sub II pursuant to this Agreement, neither Parent, Merger Sub I, Merger Sub II nor any of their respective Affiliates, nor any other Person makes any representations or warranties to the Company or the Representative, express or implied, at law or in equity, by or on behalf of Parent, Merger Sub I or Merger Sub II with respect to Parent, Merger Sub I or Merger Sub II (and their respective business, assets, liabilities, condition, operations or results of operations) or the transactions contemplated by this Agreement, and Parent, Merger Sub I and Merger Sub II hereby disclaim any such representations or warranties with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Each of Parent, Merger Sub I and Merger Sub II represents, warrants and agrees that Parent, Merger Sub I and Merger Sub II have not relied upon any information, or the omission of any information, provided or made available by the Company, any Subsidiary of the Company or any of their respective Representatives, other than the representations and warranties set forth in Article III.

Article V

Covenants and Agreements

Section 5.1. Conduct of Business of the Company and its Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the date of termination of this Agreement and the Closing (the “Pre-Closing Period“), except as (w) expressly required by this Agreement, (x) set forth in a corresponding subsection of Section 5.1 of the Company Disclosure Schedules, (y) with the prior written consent of Parent pursuant to Section 11.1(b) or (z) required by applicable Law (including any COVID-19 Law), the Company shall use commercially reasonable efforts to, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, (i) carry on its business in the ordinary course of business (provided that any commercially reasonable action taken, or omitted to be taken that (1) is required by COVID-19 Law or (2) is determined by the Company in good faith, after prior written notice to, and good faith consultation with, Parent, to be in its best interest in response to COVID-19, shall be deemed to be in the ordinary course of business); and (ii) use commercially reasonable efforts to (A) preserve intact its business organization and relationships with customers, suppliers, licensors, licensees, Governmental Authorities with jurisdiction over its operations and other third parties having material business relationships with the Company or any such Subsidiary, (B) keep available the services of its present directors, officers and employees (other than any terminations for cause or voluntary resignations) and (C) maintain in effect all material Permits (or enter into new Permits to cover those that may lapse). Without limiting the generality of the foregoing, except (I) as expressly required by this Agreement, (II) as set forth in a corresponding subsection of Section 5.1 of the Company Disclosure Schedules, (III) with the prior written consent of Parent pursuant to Section 11.1(b) (such consent not to be unreasonably withheld, conditioned or delayed), or (IV) as required by applicable Law (including any COVID-19 Law), the Company agrees that it shall not, and shall not permit any of its Subsidiaries to:

(a)         cause any amendments to the Organizational Documents of the Company or any material amendments to the Organizational Documents of its Subsidiaries;

(b)         (i) merge or consolidate with any Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets of a Person) any interest in any other corporation, partnership, other business organization or any division thereof or any assets, equity interests or property (other than purchases of goods and services in the ordinary course) that are in excess of $20,000,000 individually or $100,000,000 in the aggregate, (iii) incorporate, establish, form or otherwise create any legal entity (including any Subsidiary) or (iv) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization or restructuring of the Company;

(c)         (i) other than in the ordinary course of business, sell, transfer, lease, offer to sell, abandon or otherwise dispose of any of its material tangible properties or assets (other than sales of inventory or obsolete assets), or (ii) grant or suffer to exist any Lien (other than Permitted Liens) on any of its properties or assets, except for incurring Company Indebtedness that would not be prohibited by Section 5.1(i);

(d)         make capital expenditures that exceed by more than 5% the capital expenditure budget of the Company set forth on Section 5.1(d) of the Company Disclosure Schedules;

(e)         change its financial accounting methods, principles or practices, except as required by GAAP, applicable Law or official interpretations thereof;

(f)          issue, deliver, grant, sell, dispose of or encumber any Company Equity Securities (other than issuances of Company Common Stock upon the exercise or vesting of Company Equity Awards or the Company Warrant or the conversion of Company Preferred Stock, in each case outstanding as of the Agreement Date in accordance with their terms in effect as of the Agreement Date);

(g)         declare, set aside, make or pay any dividend or other distribution on or in respect of, or redeem, purchase or otherwise acquire any Company Equity Securities or Company Subsidiary Equity Securities except (x) for any such transaction involving only wholly owned Subsidiaries of the Company, (y) for any transaction involving non-U.S. Subsidiaries of the Company in connection with a de minimis amount of director nominee shares if required by Law or (z) other than to effect the repurchase of unvested Company Equity Awards (including Company Restricted Stock) pursuant to their terms in connection with a termination of service; provided the Company may declare and pay a cash dividend or other distribution if and to the extent that the Company determines in good faith that such a dividend or other distribution is reasonably necessary to assure that the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided further, that, if such dividend is declared and paid it shall constitute a transaction requiring an equitable adjustment to the Per Share Closing Cash Consideration, Per Share Closing Stock Consideration, Per Share Equity Award Cash Consideration and Per Share Equity Award Exchange Ratio pursuant to Section 2.13(c);

(h)         adjust, split, combine, subdivide or reclassify any Company Equity Securities or Company Subsidiary Equity Securities (other than Company Subsidiary Equity Securities of any of the Company’s wholly owned subsidiaries in the ordinary course of business);

(i)          incur, assume or permit to exist any Company Indebtedness, other than Company Indebtedness not to exceed $100,000,000 in the aggregate which in each case satisfies all of the following requirements: is (i) borrowed from banks (or similar financial institutions), (ii) reasonably necessary for general corporate purposes or to fund capital expenditures in a manner consistent with the budget for capital expenditures set forth on Section 5.1(d) of the Company Disclosure Schedules, (iii) prepayable at par at any time without premium or penalty and (iv) not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise);

(j)          make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any Subsidiary of the Company or a current Company Employee for routine expense advances in the ordinary course of business;

(k)         other than as required by the terms of any Company Employee Plan as in effect on the Agreement Date, (A) establish, adopt, enter into, amend, modify, accelerate rights under, or terminate any Company Employee Plan, (B) pay or agree to pay, or grant or agree to grant, any bonus, Company Equity Award, other equity or equity-based award, or special compensation to any Company Employee, (C) increase or agree to increase the salaries, wage rates, or other compensation or benefits of any Company Employee, or (D) accelerate the vesting of, or amend or modify, the terms of any Company Equity Award;

(l)          (A) hire, engage, promote or terminate (other than for cause or by the Company Employee) the employment or service relationship of any Company Employee who is or would be at a level of Vice President or above or (B) with respect to any jurisdiction in which the Company does not have active Company Employees as of the Agreement Date, hire or engage any Company Employee in such jurisdiction, or transfer, or provide consent to the transfer of, any Company Employee to such jurisdiction;

(m)        make, change or revoke any material Tax election, change any Tax accounting period, change any material method of Tax accounting, settle or compromise any material Tax liability or right to a material Tax refund, surrender any right to claim a material refund of Taxes, amend any material Tax Return enter into any closing agreement with a Governmental Authority with respect to Taxes, apply for any Tax ruling or waive or extend any statute of limitations in respect of Taxes (other than with respect to an automatically granted extension obtained in the ordinary course of business);

(n)         (i) enter into any Contract that would, if entered into prior to the Agreement Date, be a Material Contract of the type described in Section 3.18(a)(i), Section 3.18(a)(ii), Section 3.18(a)(iii), Section 3.18(a)(xii), Section 3.18(a)(xiii), Section 3.18(a)(xiv), Section 3.18(a)(xv) (except as would not be prohibited by Section 5.1(o)) or Section 3.18(a)(xvi), (ii) except in the ordinary course of business, terminate (other than expirations and/or non-renewals pursuant to their terms), materially modify, materially amend, or intentionally waive, release or assign any material rights or claims under any Material Contract or (iii) except in the ordinary course of business, enter into any Contract (other than any Contract described in clause (i)) that would, if entered into prior to the Agreement Date, be a Material Contract;

(o)         settle or compromise any litigation or other disputes (whether or not commenced prior to the Agreement Date), other than a settlement or compromise that meets each of the following requirements: (i) the terms of such settlement or compromise do not impose any obligation other than the payment of money and customary confidentiality and release of claims provisions, (ii) the settlement or compromise does not involve any admission of guilt by the Company or any affiliated person and does not create an adverse precedent with respect to any potential future litigation or disputes that would be material to the Company and (iii) the amount payable pursuant to such settlement or compromise is, in each case, less than $2,000,000 individually and less than $5,000,000 in the aggregate for all such settlements and compromises, and such amount is paid in full prior to the Closing;

(p)         (i) sell, assign, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Lien (other than a Permitted Lien) on, any material Company Intellectual Property, or (ii) except for non-exclusive licenses in the ordinary course of business, sell, license or sublicense any material Company Intellectual Property;

(q)         change in any material respect, (i) its working capital and/or cash management practices or its policies, practices or procedures with respect to collection of accounts receivable, (ii) prepayment of expenses and payment of accounts payable of the Company or its Subsidiaries (in each case including the timing thereof), including with respect to any acceleration of the collection of accounts receivable or (iii) the manner in which the Company or its Subsidiaries extend discounts or credits to customers;

(r)          (i) enter into any material new business line or (ii) open or voluntarily close any physical office (other than closures required or recommended by any COVID-19 Law);

(s)         (i) voluntarily cancel or terminate any of the Company’s or its Subsidiaries’ insurance policies or fail to pay the premiums on such insurance policies, other than any cancellation or termination in the ordinary course of business, or (ii) fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business; or

(t)          enter into, authorize, resolve, commit or agree, whether in writing or otherwise, to do any of the foregoing referred to in clauses (a)-(s) of this Section 5.1.

Without limiting the foregoing, Parent acknowledges and agrees that: (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations during the Pre-Closing Period, (ii) during the Pre-Closing Period, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations, and (iii) Parent does not have the right to cause the Company to terminate the employment of any Company Employee during the Pre-Closing Period.

Section 5.2. Conduct of Business of Parent and its Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the date of termination of this Agreement and the Closing, except as (w) expressly required by this Agreement, (x) set forth in a corresponding subsection of Section 5.2 of the Parent Disclosure Schedules, (y) with the prior written consent of the Company or (z) required by applicable Law (including any COVID-19 Law), Parent agrees that it shall not, and shall not permit any of its Subsidiaries to:

(a)         cause or permit any amendments to the Organizational Documents of Parent or its Subsidiaries in a manner that would materially and adversely affect the Former Holders disproportionately relative to other holders of Parent Common Stock;

(b)         adjust, split, combine, subdivide or reclassify any Parent Equity Securities;

(c)         declare, set aside, make or pay any extraordinary dividend or other extraordinary distribution on or in respect of any Parent Equity Securities; or

(d)         agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

Section 5.3.         Access and Information.

(a)         Subject to applicable Law, during the Pre-Closing Period, the Company and its Subsidiaries shall provide to Parent and its representatives reasonable access to the personnel, premises, Contracts, books and records, financial statements and other materials of the Company and its Subsidiaries, as reasonably requested by Parent or its representatives, during normal business hours and upon reasonable advance written notice, and the Company and its Subsidiaries shall cooperate to the extent such access does not disrupt the operations, activities and employees of the Company or its Subsidiaries in any material respect. The foregoing access rights shall (i) not include the right to have access to any information the disclosure of which is restricted by applicable Law or which would result in the waiver of or jeopardize any legal privileges, (ii) not require any disclosure that would breach any Contract in effect as of the Agreement Date, including any confidentiality obligations (provided that in each case (i) and (ii) the parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements to the extent practicable), (iii) not require the Company to provide any financial or other information that is not readily available to the Company under its current reporting systems following reasonable efforts and (iv) in all cases be subject to the Clean Team Confidentiality Agreement, dated as of July 27, 2022, by and between the Company and Parent (the “Clean Team Agreement”) to the extent applicable thereto.

(b)         All information disclosed, whether before or after the Agreement Date, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to Parent, Merger Sub I and Merger Sub II (or their representatives or Affiliates) shall be subject to the Clean Team Agreement (to the extent applicable) and that certain Confidentiality Agreement, dated as of May 5, 2022, by and between the Company and Parent (the “Confidentiality Agreement”) and shall not be used by any Person, other than in connection with the transactions contemplated by this Agreement or in accordance with the Confidentiality Agreement. Effective upon, and only upon, the First Effective Time, the Confidentiality Agreement shall terminate.

Section 5.4.          Reasonable Best Efforts.

(a)         The parties each shall use their respective reasonable best efforts to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

(b)         In furtherance and not in limitation of the foregoing, each Party (other than the Representative) agrees to (i) make an appropriate filing required pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within fifteen (15) Business Days following the Agreement Date and (ii) make any other required filings pursuant to other applicable Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable. Each Party shall supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or any other applicable Laws and use its reasonable best efforts to take all other reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Laws in connection with the transactions contemplated hereby as soon as practicable, including using its reasonable best efforts to promptly take steps necessary to avoid, eliminate or resolve any impediment to obtaining the expiration of any applicable waiting period or any other required consent, clearance or approval under the HSR Act or any other applicable Laws so as to enable the consummation of the transactions contemplated by this Agreement by the Outside Date. Parent and the Company acknowledge and agree that their obligation to use reasonable best efforts includes negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, divestiture, hold separate, license or other disposition of any assets, products, product lines, properties or services or businesses of the Company or any of its Subsidiaries necessary to eliminate each and every impediment to close the transactions contemplated hereby prior to the Outside Date (such actions, the “Remedy Actions”); provided that, notwithstanding the foregoing or anything in this Agreement to the contrary, (i) neither Parent nor any of its Affiliates shall be required to proffer, offer, commit to, consent to or agree to or effect any Remedy Action with respect to (A) any assets, products, product lines, properties, services or businesses or portions thereof of Parent or any of its Subsidiaries (other than solely the Company and its Subsidiaries, subject to the following clause (B)) or (B) any assets, products, product lines, properties, services or businesses or portions thereof of the Company or any of its Subsidiaries if, in the case of this clause (B), any such Remedy Action would, individually or in the aggregate, reasonably be expected to be material to the Company, and (ii) in no event shall Parent, the Company or their respective Subsidiaries be required to proffer, offer, commit to, consent to or agree to or effect any Remedy Action unless such Remedy Action is conditioned upon the consummation of the Closing.

(c)         In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, if any administrative or judicial Action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement, including the Mergers, as violative of any Antitrust Law, each of Parent and Company shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d)         Subject to applicable Law, the parties shall use their reasonable best efforts to cooperate with the other in the preparation and filing of any applications, notices, registrations and responses to requests for additional information from Governmental Authorities in connection with the transactions contemplated by this Agreement, including providing such information as may be reasonably necessary for inclusion in such applications, notices, registrations and responses.

(e)         To the extent permitted by applicable Law, each of the Company and Parent shall promptly advise the other Party of any material communication between it or its Affiliates and any Governmental Authority (and if in writing, furnish the other Party with a copy of such communication) regarding the transactions contemplated by this Agreement or otherwise materially affecting its ability to timely consummate the transactions contemplated by this Agreement pursuant to the terms hereof. If the Company or Parent or any Affiliate thereof shall receive any formal or informal request for information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement, then the Company or Parent (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Without limiting the generality or effect of Section 5.3, to the extent permitted by applicable Law and except as may be prohibited by any Governmental Authority, the parties shall (i) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority relating to the transactions contemplated by this Agreement; (ii) not participate in any substantive meeting or conference, or have any substantive communication with, any Governmental Authority unless it has given the other Party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein; (iii) furnish the other Party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to the transactions contemplated by this Agreement; provided that such material may be redacted as necessary or designated as “outside counsel only”; and (iv) furnish the other Party’s outside legal counsel with such necessary information and reasonable assistance as the other Party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority. Without limiting the parties’ obligations set forth in this Section 5.4, Parent will have principal control over devising the ultimate strategy for obtaining any applicable clearances, consents, expiration of waiting periods or approvals of Governmental Authorities and responding to inquiries by Governmental Authorities, including taking the lead in connection with any filings, submissions and communications with or to any Governmental Authority in connection therewith, taking into account in good faith any comments of the Company relating to such strategy; provided that Parent and the Company covenant and agree to consider in good faith all reasonable comments of the other Party (or as appropriate such Party’s outside counsel) with respect to filings, submissions and communications prior to delivery of the same to any Governmental Authority.

(f)         Neither Parent nor any of its Affiliates shall acquire or agree to acquire by merging or consolidating with, or by purchasing all or substantially all of the assets of or equity in, any Person who is a competitor to the Company (a “Specified Acquisition” ) if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would, or would reasonably be expected to prevent Parent from obtaining any Requisite Regulatory Approval prior to the Outside Date.

(g)         The Company will use its commercially reasonable efforts to obtain Third Party Consents to the extent (i) set forth on Section 5.4(g) of the Company Disclosure Schedules or (ii) as reasonably requested by Parent in connection with the consummation of the transactions contemplated by this Agreement on or prior to the Closing Date; provided that the Company shall not be required to pay any non de minimis amount or agree to any accommodation with the counter-party to obtain any such consent unless (i) such payment or accommodation is conditioned upon the Closing and will be paid after the First Effective Time without any impact on the Closing Cash and Cash Equivalents or (ii) Parent agrees to pay or promptly reimburse the Company for such amount upon the earlier of (x) immediately prior to the First Effective Time or (y) the termination of this Agreement in accordance with its terms.

Section 5.5.         Public Announcements. Prior to the Closing, each of the Company and Parent shall consult with the other prior to any public announcement with respect to this Agreement or the transactions contemplated hereby, and shall not release any such announcement without the prior consent of the other party (not to be unreasonably withheld, conditioned or delayed); provided that each Party shall in all events be permitted to make any public announcement required by applicable Law or, in the case of Parent, by any listing agreement with or the listing rules of a national securities exchange or trading market on which securities of Parent are then listed or traded in which event each Party shall to the extent practicable provide an opportunity to the other Party to review and comment upon such press release or other announcement and shall consider any such reasonable comments in good faith.

Section 5.6.         Employee Matters.

(a)         Parent shall take the actions set forth on Section 5.6(a) of the Company Disclosure Schedules.

(b)         For the period commencing at the First Effective Time and ending twelve (12) months after the First Effective Time, except to the extent more employee-favorable terms are provided to a Continuing Employee in any offer letter entered into between Parent and any Continuing Employee prior to the First Effective Time, Parent agrees to provide each Continuing Employee with base salary, target cash bonus, and other employee benefits (collectively, “Employee Benefits“) that are no less favorable (in the aggregate) than the Employee Benefits provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Closing. For the avoidance of doubt, the Employee Benefits for purposes of this Section 5.6(b) shall not include severance, defined benefit, change in control, retention, long-term incentive, incentive equity or equity-based benefits.

(c)         Parent will, and will cause the Company to, grant all Continuing Employees full credit for all service with the Company and its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) prior to the First Effective Time for purposes of eligibility, vesting and determining the level of benefits under any benefit or compensation plan, program, policy, agreement or arrangement made available to Continuing Employees after the First Effective Time (collectively, the “Parent Plans”) (excluding any sabbatical program, defined benefit pension, nonqualified deferred compensation, equity or equity-based or retiree welfare benefits) to the same extent service was recognized for the same purpose under the comparable Company Employee Plan, except to the extent it would result in the duplication of benefits. In addition, for purposes of each Parent Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, to the extent consistent with the governing terms of the applicable Parent Plan, Parent will use commercially reasonable efforts to: (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans that provide such benefits in which Continuing Employees commence participation during the plan year in which the First Effective Time occurs to the extent such exclusions, requirements or limitations were waived or satisfied by a Continuing Employee under any analogous Company Employee Plan providing such benefits in which the Continuing Employee participated immediately prior to the First Effective Time, and (ii) cause any deductible, co-insurance and out-of-pocket expenses paid by any Continuing Employee (or covered dependent thereof) prior to the First Effective Time under an analogous Company Employee Plan that provides such benefits during the plan year in which the First Effective Time occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any Parent Plan that provides such benefits for the plan year in which the First Effective Time occurs.

(d)         If requested by Parent in writing not less than twenty (20) Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary and appropriate to terminate all Company Employee Plans that contain a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “401(k) Plans”), with such termination of the 401(k) Plans to be effective no later than the day immediately preceding the Closing Date (but contingent upon the Closing). For any 401(k) Plans to be terminated as described in this Section 5.6(d), the Company shall deliver to Parent, no later than the day immediately preceding the Closing Date, evidence that its board of directors has validly adopted resolutions to terminate such 401(k) Plans. The form and substance of such resolutions shall be subject to Parent’s review and approval, which shall not be unreasonably withheld, conditioned or delayed, and shall be delivered to Parent in draft form at least three Business Days before their adoption.

(e)         Nothing in this Section 5.6, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Parent or any of their respective Subsidiaries or Affiliates, as applicable (including any Continuing Employee), the right to employment or continued employment or any term or condition of employment for any specified period, of any nature or kind whatsoever, or restrict the ability of Parent or any its Subsidiaries or Affiliates to terminate the employment or service of any Person, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, contract, policy or arrangement, (iii) limit the ability of Parent or any of its Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iv) create any third-party beneficiary rights or obligations in any Person (including any employee of the Company) other than the parties to this Agreement.

Section 5.7.         Available Parent Shares. As of the Closing Date, Parent shall have reserved sufficient shares for issuance, pursuant to Parent’s equity incentive plan or pursuant to an applicable inducement exemption, in order to permit the grant/issuance of shares of Parent Common Stock pursuant to the Parent equity awards issuable pursuant to this Agreement.

Section 5.8.         Form S-8. Parent shall file with the SEC, as soon as reasonably practicable, and no later than five (5) Business Days, after the First Effective Time, a registration statement on Form S-8 (or any successor form, to the extent such form is available) relating to the Parent Common Stock issuable pursuant to the Parent equity awards issuable pursuant to this Agreement. Notwithstanding the foregoing, to the extent that the shares of Parent Common Stock in respect of such Parent equity awards are covered under an existing registration statement on Form S-8 previously filed by Parent, Parent shall not be required pursuant to this Section 5.8 to file an additional registration statement on Form S-8 with respect to such awards.

Section 5.9.         Solicitation of Section 280G Approval. Prior to the Closing, the Company shall (i) take all actions necessary to obtain a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code) that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual (such waivers, the “280G Waivers” ), and (ii) following execution of the 280G Waivers and no later than five (5) days prior to the Closing Date solicit from the Company’s stockholders a vote with respect to such excess parachute payments in compliance with the requirements of Section 280G(b)(5)(B) of the Code, including by delivering to the Company’s stockholders a disclosure statement in a form reasonably satisfactory to Parent which satisfies the disclosure obligations under Section 280G(b)(5)(B) of the Code. The Company shall not make any such excess parachute payments that are not so approved. The Company shall provide Parent with a copy of the form of such waiver and such disclosure statement for its review and approval (not to be unreasonably delayed, withheld, or conditioned) no less than three (3) Business Days prior to delivery to each such disqualified individual and the Company’s stockholders, respectively. Not less than fifteen (15) Business Days prior to the Closing Date, with respect to each “disqualified individual” of the Company, the Company shall provide to Parent a customary Section 280G analysis prepared by or on behalf of the Company that includes: (x) the Company’s reasonable, good faith estimate of all payments or benefits that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (y) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual. If requested by Parent not less than fifteen (15) Business Days prior to the Closing Date and in all cases prior to solicitation of the Section 280G stockholder consent, the Company shall provide an updated version of such analysis reflecting the impact of the payments and benefits to be provided by Parent pursuant to any offer letter entered into with a disqualified individual prior to the Closing Date, subject to Parent providing to the Company the information reasonably required in order for such updated version of the analysis to be prepared.

Section 5.10.        Indemnification of Directors and Officers.

(a)         At or prior to the Closing Date, the Company shall obtain a “tail” or “run off” insurance policy for directors’ and officers’ liability insurance, on mutually agreeable terms with a claims period of six (6) years from the First Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of the Company as to the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the First Effective Time (including in connection with the transactions contemplated by this Agreement). For the avoidance of doubt, the cost of such tail insurance policy shall constitute Company Expenses.

(b)         From and after the First Effective Time, in the event of any threatened or actual Action, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the Agreement Date, or who becomes prior to the First Effective Time, a director or officer of the Company or any of its Subsidiaries, or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, is, or is threatened to be, made a party or witness based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, (i) the fact that such Person is serving or did serve in any such capacity, or (ii) this Agreement (including the negotiation, entry into or performance thereof), or (iii) any acts or omissions by such Person in such capacity that occurred at or prior to the First Effective Time, the Company shall, and Parent shall cause the Surviving Company to, (1) indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law, each such Person against any Losses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any such matter or investigation to the fullest extent permitted by applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), judgments, fines and amounts paid in settlement in connection with any such threatened or actual Action and (2) fulfill its indemnification, exculpation and expense advancement obligations to each such Person pursuant to the terms of the Organizational Documents of the Company and, to the extent set forth on Section 5.10(b) of the Company Disclosure Schedules and provided to Parent prior to the Agreement Date, indemnification agreements as in effect on the Agreement Date (the “Indemnification Agreements“). Such Persons shall reasonably cooperate with Parent, Merger Sub I, Merger Sub II, Parent’s Subsidiaries and the Company in the defense of any such threatened or actual Action and none of Parent, Merger Sub I, Merger Sub II, Parent’s Subsidiaries or the Company shall have any liability hereunder in respect of any compromise or settlement of any Action or claim effected without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

(c)         This Section 5.10 shall survive the consummation of the Mergers, and from and after the First Effective Time is intended to benefit the Company, the Surviving Company and the indemnified Persons pursuant to this Section 5.10, shall be binding on all successors and assigns of the Surviving Company and from and after the First Effective Time shall be enforceable by the Persons entitled to indemnification pursuant to this Section 5.10. From and after the First Effective Time, the obligations of Parent, the Surviving Corporation, the Surviving Company, and their respective successors under this Section 5.10 shall not be terminated, amended, or otherwise modified in such a manner as to adversely affect any such indemnified Person (or his or her heirs, personal representatives, successors, or assigns) without the prior written consent of such indemnified Person (or his or her heirs, personal representatives, successors, or assigns, as applicable).

Section 5.11.       Merger Subs. Parent will take all actions necessary (a) to cause each of Merger Sub I and Merger Sub II to perform its obligations under this Agreement and (b) to ensure that, prior to the First Effective Time, each of Merger Sub I and Merger Sub II shall not conduct any business or make any investments other than as specifically contemplated by this Agreement or incidental to the transactions contemplated hereby. From and after the First Effective Time, Parent agrees to cause the Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.12.       Notices of Certain Events. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to give prompt notice to Parent: (i) of any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with this Agreement or the consummation of the transactions contemplated by this Agreement (and is not already contemplated pursuant to this Agreement), that such Person is or may be entitled to any payment of any sort of compensation in connection with this Agreement or the transactions contemplated by this Agreement (in addition to what is provided under this Agreement), or making any claims or disputes with respect to such Person’s ownership or alleged ownership of (or entitlement to) any equity interest in the Company; and (ii) of any lawsuit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company relating to the transactions contemplated by this Agreement. Parent shall, prior to the Closing, give prompt notice to the Company of any lawsuit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub I or Merger Sub II relating to the transactions contemplated by this Agreement.

Section 5.13.       Termination of Affiliate Agreements. Except for the Indemnification Agreements and as set forth on Section 5.13 of the Company Disclosure Schedules, effective upon the Closing, the Company shall cause the Affiliate Agreements, including the Stockholder Agreements, to terminate, without any liability to or obligation on the part of the Company or any of its Affiliates (including, from and after the First Effective Time, Parent and its Subsidiaries).

Section 5.14.       Preparation of the Form S-4 and Consent Solicitation Statement.

(a)         As promptly as practicable (but no later than sixty (60) days) after the Agreement Date, (i) the Company and the Parent shall prepare a consent solicitation statement with respect to the solicitation of consents from the Company’s stockholders in connection with the Company Stockholder Approval (as amended or supplemented from time to time, the “Consent Solicitation Statement“) and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Consent Solicitation Statement will be included as a prospectus, in connection with the registration under the Securities Act of the issuance of Parent Common Stock in connection with the First Merger (as amended or supplemented from time to time, the “Form S-4“). Each of Parent and the Company shall use its commercially reasonable efforts to (A) cause the Form S-4 and the Consent Solicitation Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC) and (C) keep the Form S-4 effective as long as necessary to consummate the transactions contemplated hereby, including the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing or distribution, as applicable, of the Form S-4 and the Consent Solicitation Statement. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Consent Solicitation Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, without limiting Section 5.5, this right to review and comment shall not apply with respect to information or documents incorporated by reference in the Form S-4 or the Consent Solicitation Statement. If, at any time prior to the First Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Consent Solicitation Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders. Subject to applicable Law, each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Form S-4 or the Consent Solicitation Statement for additional information and shall supply each other with copies of all correspondence between either Party or any of their respective Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Form S-4, the Consent Solicitation Statement or the transactions contemplated hereby, including the Mergers.

(b)        Subject to the other provisions of this Agreement, the Company shall (i) as soon as practicable following the date on which the Form S-4 is declared effective under the Securities Act, cause the Consent Solicitation Statement to be delivered to the Company’s stockholders, (ii) take all actions required under the DGCL and the Organizational Documents of the Company for the purpose of obtaining the Company Stockholder Approval via written consent, and (iii) use its commercially reasonable efforts to solicit from all of its stockholders consent in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except as Parent shall have otherwise consented to in writing in advance, the approval and adoption of this Agreement and the transactions contemplated hereby shall be the only matter (other than procedural matters and matters that are required by applicable Law to be voted on by the Company’s stockholders in connection therewith, if any) which the Company shall propose to be acted on by the Company’s stockholders via written consent. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts following the dissemination of the Consent Solicitation Statement to the Company’s stockholders.

(c)         As promptly as practicable after the Agreement Date, Parent shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the transactions contemplated hereby, and the Company shall assist Parent as may be necessary to comply with such state securities or “blue sky” laws.

(d)         Within twenty-four (24) hours following the Agreement Date, the Company will deliver to Parent duly executed counterparts of the voting agreement (the “Key Stockholder Voting Agreement”) attached hereto as Exhibit D, duly executed by each of the persons listed on Exhibit E (the “Key Stockholders”), which Key Stockholders collectively hold shares of Company Capital Stock and voting power sufficient to deliver the Company Stockholder Approval in accordance with Section 3.3.

Section 5.15.       Third-Party Proposals. The Company shall not, and shall cause its controlled Affiliates and its and its controlled Affiliates’ respective officers, directors, employees, representatives and agents, including any investment banker, attorney or accountant engaged by any of them, not to, directly or indirectly solicit, knowingly encourage or knowingly facilitate inquiries or proposals for, or enter into any agreement with respect to, or initiate, continue or conduct any negotiations or discussions with any Person concerning, the purchase of all or a significant portion of the assets of the Company or any of its Subsidiaries or of any capital stock of or other ownership interest in the Company or any of its Subsidiaries (other than (i) issuances of Company Common Stock upon the exercise or vesting of Company Equity Awards or the Company Warrant or the conversion of Company Preferred Stock, in each case outstanding as of the Agreement Date in accordance with their terms in effect as of the Agreement Date or (ii) any issuance that is not prohibited by Section 5.1 (as modified by Section 5.1 of the Company Disclosure Schedules, as applicable) or any merger or business combination involving the Company or any of its Subsidiaries (each, an “Acquisition Proposal”), or furnish any confidential information to any Person contacting them or making an inquiry with respect to a potential Acquisition Proposal.

Section 5.16.       Director Resignations. Prior to the Closing, the Company shall use commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company as of immediately prior to the First Effective Time, which resignations shall be effective upon the First Effective Time, and the Company shall cooperate with Parent in preparing for the replacement, upon the First Effective Time, of directors and officers of the Company with those Persons designated by Parent.

Section 5.17.       Takeover Statutes. The Company shall not take any action that would cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 5.18.       Quarterly Financial Statements. The Company shall deliver to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries, and related consolidated statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries, for each quarter of the fiscal year of the Company following the Agreement Date until the full quarter ending at least forty-five (45) days prior to the First Effective Time.

Section 5.19.       Stockholder Matters. The Company shall give Parent prompt notice of any written demand for appraisal or payment with respect to any Company Securities, relating to any dissenters’ or appraisal rights or otherwise. Parent shall have the right to participate in all negotiations and proceedings with respect to any demands for appraisal or payment in connection with the Mergers, and the Company shall not voluntarily make or offer any payment with respect to any such demand or settle or offer to settle any such demand, in each case without the prior written consent of Parent. The Company shall not, and shall direct its directors, officers and other representatives not to, make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares, in each case without the prior written consent of Parent.

Section 5.20.       Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the First Merger pursuant to this Agreement to be approved for listing on Nasdaq and in accordance with Nasdaq’s rules, subject to official notice of issuance, prior to the First Effective Time, and shall use commercially reasonable efforts to take all other action required to effectuate the listing of such shares pursuant to Nasdaq’s rules.

Section 5.21.       R&W Insurance Policy. From and after the period commencing on the Closing Date and terminating on the expiration of the applicable coverage period as set forth in the R&W Insurance Policy delivered to the Representative at the Closing, Parent shall (and shall cause its Affiliates to) maintain the R&W Insurance Policy on substantially the same terms and conditions set forth in the R&W Insurance Policy delivered to the Representative at the Closing; shall use commercially reasonable efforts to cause the R&W Insurance Policy at Closing to provide that the insurer shall waive and not pursue any subrogation rights against the Representative or the Former Stock Holders, other than subrogation rights against a Former Stock Holder in the case of Fraud committed by such Former Stock Holder with respect to this Agreement and the transaction agreements contemplated hereby to which such Former Stock Holder is a party; and shall not (and shall cause its Affiliates to not) amend, modify, terminate or waive any waiver of subrogation set forth in the R&W Insurance Policy in a manner adverse to the Former Stock Holders without the prior written consent of the Representative (not to be unreasonably withheld, conditioned or delayed).

Section 5.22.       Further Assurances. If at any time after the First Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or the transactions contemplated hereby, including the Mergers, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, each Party shall take, or cause to be taken, all such necessary action as may be reasonably requested by any other Party.

Section 5.23.        Payoff Letters and Lien Releases. The Company agrees that it shall, and shall cause its Subsidiaries to, and that it and its Subsidiaries shall cause their respective Representatives to:

(a)         to the extent requested by Parent (such request, a “Payoff Election“), (i) deliver notices of prepayment in respect of any Indebtedness for borrowed money of the Company or any of its Subsidiaries (the “Company Indebtedness“) (which shall be delivered in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) within the time periods reasonably requested by Parent, and taking any actions at or prior to the Second Effective Time reasonably requested by Parent to facilitate the prepayment of all amounts outstanding under any of such Company Indebtedness on or following the Closing and (ii) arrange for delivery of Payoff Documentation to Parent at least three Business Days prior to the Closing Date, with agreed-form drafts of such Payoff Documentation to be delivered at least five Business Days prior to the Closing Date;

(b)         take all other reasonable actions reasonably requested by Parent (including actions to make available cash of the Company and its Subsidiaries) to facilitate the payoff, discharge and termination in full at the Closing of all amounts outstanding under the Company Indebtedness and the release of all related Liens on the assets of the Company or its Subsidiaries, if any;

(c)         assist Parent in connection with the unwinding or novation at the Closing of any swaps or hedges to which the Company or any of its Subsidiaries is a party as designated by Parent (notice of which may be delivered at Parent’s request in advance of the Closing Date so long as permitted by the underlying swap or hedge documentation to be contingent upon the occurrence of the Closing, and no actions shall be required pursuant to this clause which would obligate the Company or its Subsidiaries to complete such unwind or novation prior to the occurrence of the Closing); and

(d)        assist with the migration, cash collateralization, backstopping, or other treatment determined by Parent of any letters of credit, bank guarantees, or similar instruments or arrangements of the Company and its Subsidiaries in connection with Closing.

Section 5.24.       Financing Cooperation. During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause the Company’s investment bankers, attorneys, advisors, accountants and other representatives (as to any Party, their “Representatives“) to provide, all cooperation that is customary and reasonably requested by Parent to assist Parent in the arrangement of any third party debt financing for the purpose of financing the Mergers, the fees and expenses incurred in connection therewith, and the other transactions contemplated hereby or to be undertaken in connection therewith (the “Debt Financing“) (it being understood that the receipt of such Debt Financing is not a condition to the Closing or to the consummation of the Mergers); provided that (v) nothing herein shall require such cooperation to the extent it would (A) in the Company’s reasonable judgement, unreasonably disrupt or interfere the conduct of the Company’s business or operations or (B) require the Company, any of its Subsidiaries or the Company’s Representatives to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Second Effective Time for which it is not promptly reimbursed or simultaneously indemnified, (w) the Company and its Subsidiaries shall not be required to disclose any information to Parent or any of its Affiliates or any Debt Financing source or any of their respective Representatives if doing so would (A) violate, or result in the waiver of any benefit under, any material agreement, material contract not being entered in contemplation hereof, fiduciary duty or any applicable federal, state, provincial, municipal, local or foreign Law and any judicial or administrative interpretation thereof including any judicial or administrative order, consent decree or judgment to which the Company or its Subsidiaries is a party or to which the Company or its Subsidiaries is subject or (B) result in the waiver of any attorney-client privilege of the Company or any of its Subsidiaries, (x) any documentation executed by the Company or any of its Subsidiaries in connection with the Debt Financing shall not become effective until the consummation of the Closing, (y) the Company and its Subsidiaries (including their respective boards of directors) shall not be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing that are not contingent upon the Closing or that would be effective prior to the Closing and (z) the Company, its Subsidiaries and the Company’s Representatives shall not be required to provide, and Parent shall be solely responsible for, (A) the preparation of any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (other than such information that can be reasonably obtained from the books and records of the Company and its Subsidiaries without undue effort or expense), (B) any description of all or any component of the Debt Financing or (C) projections, risk factors or other forward-looking statements solely relating to all or any component of the Debt Financing.

Section 5.25.       Security Deposits. From and after the Closing and until the Escrow Agent has released all Escrow Funds pursuant to the terms of the Escrow Agreement, to the extent that any security deposit existing as of the Closing that would have been included in Closing Cash and Cash Equivalents but for the parenthetical in clause (i)(a)(x) of the definition thereof is released from the restriction that caused such cash to be excluded from Closing Cash and Cash Equivalents, Parent shall promptly pay such released amount to the Exchange Agent (for further distribution to the Former Stock Holders in accordance with their Allocation Percentages).

Article VI

Tax Matters

Section 6.1.          Tax Indemnification.

(a)         Subject to the provisions of this Article VI, as of and after the Closing, the Former Stock Holders shall (provided that, in the case of Taxes described in clause (b) of the definition of Excluded Taxes or in clause (ii) of this Section 6.1(a), solely the applicable Former Holders shall), on a several and not a joint basis (in accordance with their Allocation Percentages), indemnify, defend and hold harmless the Parent Indemnitees against and from any and all (i) Excluded Taxes (calculated taking into account the effect of any net operating losses, Tax credit carryovers and other Tax Attributes of the Company and its Subsidiaries for Pre-Closing Tax Periods, including any Tax deductions as a result of payments required hereunder, including the Company Expenses, Indebtedness or payments in respect of Vested Company Options or Vested Company RSU Awards to the extent such Tax Attributes offset Excluded Taxes or reduce an item of gain or income that would otherwise give rise to Excluded Taxes in a Pre-Closing Tax Period (or, solely with respect to Excluded Taxes described in clause (e) or (f) of the definition of Excluded Taxes, in a taxable period beginning after the Closing Date), (ii) Taxes imposed on such Former Holder (including any Taxes required to be withheld from the payment of the consideration or other payments hereunder) or any of such Former Holder’s Affiliates (other than the Company and its Subsidiaries) for any taxable period, (iii) any Taxes imposed on the Company or any of its Subsidiaries with respect to any actions taken pursuant to Section 5.13 or Section 6.6, (iv) any Taxes attributable to or arising from any breach (A) by the Company of its representations or warranties in Section 3.13(d), Section 3.13(g), Section 3.13(h) or Section 3.13(i) (or any inaccuracy therein, as of the Agreement Date or as of the Closing Date as if made as of the Closing Date and in each case without giving effect to any limitations as to materiality or “Company Material Adverse Effect” set forth therein) or (B) by the Company or the Representative of any of its covenants in this Agreement and (v) reasonable costs and expenses (including outside attorneys’ and other advisors’ fees) incurred, paid or otherwise suffered, directly or indirectly, by the Parent Indemnitees as a result of any item described in the foregoing clauses (i) through (iv).

(b)         Except as otherwise provided in Section 11.3, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes not based on net income or on receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Taxes based on net income or on receipts (e.g., sales and use Taxes), be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

Section 6.2.         Company Tax Returns.

Except as otherwise provided in Section 11.3, Parent shall be responsible for preparing and filing all Tax Returns of the Company and its Subsidiaries for all periods ending on or prior to the Closing Date and due after the Closing Date (“Company Tax Returns”). All Company Tax Returns shall be prepared on a basis consistent with the past practices of the Company or its applicable Subsidiary except to the extent otherwise required by applicable Law; provided that in the case of any Company Tax Return required to be signed by Parent or any of its Affiliates (including the Company or any of its Subsidiaries after the Closing), such Company Tax Return shall not reflect any material position for which the likelihood of prevailing on the merits is not at least “more likely than not”; provided, further, that Parent shall report any net operating losses, Tax credit carryovers and other Tax Attributes of the Company and its Subsidiaries for Pre-Closing Tax Periods, including any Tax deductions as a result of payments required hereunder, including the Company Expenses, Indebtedness or payments in respect of Vested Company Options and Vested Company RSU Awards, on the appropriate Company Tax Returns or, in the case of any such Tax Attributes that may reduce Excluded Taxes described in clause (e) or (f) of the definition thereof, on the appropriate Tax Returns required to be filed in respect of the applicable taxable period ending after the Closing Date, in each case, to the extent such reporting position is at least “more likely than not” to prevail on the merits; provided, further, that Parent shall determine in its sole discretion exercised in good faith the extent to which any items of income, gain, loss and deduction that may be reportable on any Company Tax Return are subject to the “next day rule” pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(B). Parent shall deliver, or cause to be delivered, to the Representative each Company Tax Return reflecting Taxes indemnified pursuant to Section 6.1(a) at least thirty (30) calendar days prior to the due date thereof (taking into account any extensions thereof) and Parent shall reflect on the filed return any reasonable comments received from the Representative in writing within twenty (20) calendar days following the date such Tax Returns are delivered by Parent to the Representative to the extent such comments reflect a position that is at least “more likely than not” to prevail on the merits. The Company shall prepare and file all Tax Returns of the Company and its Subsidiaries due prior to the Closing Date (“Pre-Closing Tax Returns”). All Pre-Closing Tax Returns shall be prepared on a basis consistent with the past practices of the Company or its applicable Subsidiary except to the extent (x) failure to do so would not adversely affect Parent or any of its Affiliates (including the Company and its Subsidiaries) or (y) otherwise required by a change in Law. The Company shall provide Parent with copies of each such U.S. federal or state income or any other material Tax Return promptly after the Company has prepared such Tax Return but in no event later than twenty (20) calendar days prior to the due date for filing the return. If Parent disputes any items shown on any such Tax Return, Parent shall notify the Company within ten (10) calendar days after receiving such Tax Return. Parent and the Company shall negotiate in good faith and use commercially reasonable efforts to resolve any disputed items.

Section 6.3.         Representative Review of Tax Returns.

Except as otherwise provided in Section 11.3, with respect to any Tax Return not described in Section 6.2 and reflecting any Excluded Taxes, Parent shall be responsible for preparing and filing all such Tax Returns of the Company and its Subsidiaries. Parent shall provide the Representative with copies of each such Tax Return promptly after Parent has prepared such Tax Return but in no event later than twenty (20) calendar days prior to the due date for filing the return (in the case of annual Tax Returns) and fifteen (15) calendar days prior to the due date for filing the return (in the case of any Tax Return that is required to be filed more frequently than annually). If the Representative disputes any items shown on any such Tax Return affecting Excluded Taxes, the Representative shall notify Parent within ten (10) calendar days after receiving such Tax Return. Parent and the Representative shall negotiate in good faith and use commercially reasonable efforts to resolve any disputed items.

Section 6.4.         Timing of Indemnity Payments.

If Parent reasonably determines that any amount of Taxes indemnifiable pursuant to Section 6.1(a) that have been paid by Parent is reasonably expected to be recoverable under the R&W Insurance Policy, Parent shall use commercially reasonable efforts to recover such amounts under the R&W Insurance Policy. If Parent reasonably determines that any amount indemnifiable pursuant to Section 6.1(a) is not reasonably expected to be recoverable under the R&W Insurance Policy (which determination may be made at any time), then, to the extent there are funds remaining in the Escrow Account or, in the case of Specified Taxes, the Specified Escrow Account, Parent and the Representative shall deliver Joint Instructions to the Escrow Agent to release an amount equal to any indemnity payment required to be made pursuant to this Article VI within five (5) days after Parent makes written demand upon the Representative. In the event that prior to the Release Date, Parent recovers any amount (or portion thereof) released to Parent from the Escrow Account or the Specified Escrow Account in respect of Taxes indemnifiable pursuant to Section 6.1(a), whether under the R&W Insurance Policy or by way of a refund (or credit against cash Taxes otherwise payable), Parent shall deposit an amount equal to such recovered amount in the Escrow Account or the Specified Escrow Account, as applicable (for the avoidance of doubt, not to exceed the amount previously released from the Escrow Account or the Specified Escrow Account, as applicable, in respect of such Tax).

Section 6.5.         Cooperation in Tax Matters.

(a)         The Representative and Parent shall cooperate reasonably in connection with the filing of Tax Returns of the Company and its Subsidiaries and any Tax Proceeding of the Company or any of its Subsidiaries. Such cooperation shall include the provision of records and information with respect to the Company and its Subsidiaries which are in the possession of the Representative or Parent and are reasonably relevant to any such Tax Proceeding or are necessary or appropriate to establish any available exemption for (or reduction in) any Transfer Tax. Without limiting the foregoing, the Representative will cooperate reasonably with Parent in furnishing information and other reasonable assistance in connection with the filing of any Tax Return or any Tax Proceeding with respect to matters pertaining to any and all periods beginning prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Representative shall have no obligation to prepare or file any Tax Returns.

(b)         Each of Parent and the Representative agree (i) to retain all books and records of the Company and its Subsidiaries in its possession with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods and (ii) to give the other Party reasonable written notice before transferring, destroying or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records.

(c)         Parent agrees and agrees to cause its Affiliates, and the Representative agrees to cause the Former Holders, to, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of the Company or any of its Subsidiaries or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

(d)         Without limiting the foregoing provisions of this Section 6.5, if any claim or demand for Taxes that could reasonably be expected to give rise to a claim for indemnification under Section 6.1 is asserted by any Governmental Authority, the Party first receiving notice of such claim or demand shall notify the other Party of such claim or demand promptly; provided that the failure of Parent to give such prompt notice shall not relieve the Former Stock Holders or other Former Holders of any of their indemnification obligations, except to the extent that the Former Stock Holders or other Former Holders are actually prejudiced by such failure. The Representative may, upon prompt written notice to Parent and at the Former Stock Holders’ expense, control any such Tax Proceeding of or with respect to the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 6.5(f)) for which the Former Stock Holders or other Former Holders are obligated to indemnify Parent under Section 6.1(a); provided that (i) the Representative shall provide Parent with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Representative shall allow Parent to consult in good faith on the positions taken in such Tax Proceeding, (iii) the Representative shall defend such Tax Proceeding diligently and in good faith as if it were the only Person affected by such Tax Proceeding, (iv) Parent and its representatives shall have the right to participate in such Tax Proceeding, assist in the preparation of any written materials in such Tax Proceeding and attend any meetings or telephone conversations with the applicable Governmental Authority and (v) the Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that if the Representative does not provide prompt written notice to Parent of its election to control such Tax Proceeding or does not defend such Tax Proceeding in good faith, Parent shall be entitled to control such Tax Proceeding; provided, further, that (i) Parent shall provide the Representative with such information regarding such Tax Proceeding as the Representative may reasonably request, (ii) Parent shall defend such Tax Proceeding diligently and in good faith as if it were the only Person affected by such Tax Proceeding, and (iii) Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed). Whether or not the Representative chooses to defend or prosecute any claim, all of the parties shall reasonably cooperate in the defense or prosecution thereof.

(e)         In the case of any Tax Proceeding of or with respect to the Company or any of its Subsidiaries for a Straddle Period (other than a Tax Proceeding described in Section 6.5(f)), Parent shall control such Tax Proceeding; provided that, to the extent such Tax Proceeding or the resolution thereof would reasonably be expected to result in a material increase in the Former Stock Holders’ liability for Taxes under Section 6.1(a), (i) Parent shall provide the Representative with a timely and reasonably detailed account of each stage of the relevant portion of Tax Proceeding, (ii) Parent shall allow the Representative to consult in good faith on the positions taken in such portion of such Tax Proceeding, and (iii) Parent shall not settle, compromise or abandon any such portion of such Tax Proceeding without obtaining the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)         Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither the Representative, the Former Holders nor any of their respective Affiliates shall be entitled to participate in, any Tax Proceedings with respect to (i) any Tax Return of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) and (ii) any Tax Return of an affiliated, consolidated, combined, unitary or similar group that includes Parent or any of its Subsidiaries (other than, for clarity, a Tax Return for a Pre-Closing Tax Period of the Company and one or more of its Subsidiaries).

(g)         Except as otherwise provided in this Section 6.5, Parent shall have the exclusive right to control all Tax Proceedings with respect to the Company and its Subsidiaries.

Section 6.6.         Tax Sharing Agreements. All Tax sharing agreements and arrangements between or among (A) the Company or any of its Subsidiaries, on the one hand, and (B) any of the Former Holders or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, other than any Commercial Tax Agreements, shall be terminated effective as of the close of business on the Closing Date, and none of the Company, its Subsidiaries, the Former Holders or any Affiliate thereof shall have any further rights or liabilities thereunder.

Section 6.7.         Survival and Coordination. Anything to the contrary in this Agreement notwithstanding, (a) (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VI, Section 9.3(b), Section 9.3(c)(ii), Section 9.3(d), Section 9.3(g), Section 9.3(h), Section 9.3(i), Section 9.5, Section 9.6 and Section 9.7 and (ii) the provisions of Article IX (other than Section 9.3(b), Section 9.3(c)(ii), Section 9.3(d), Section 9.3(g), Section 9.3(h), Section 9.3(i), Section 9.5, Section 9.6 and Section 9.7 (to the extent not inconsistent with this Article VI)) shall not apply, and (b) the representations and warranties contained in Section 3.13 and the covenants and agreements contained in this Article VI shall survive until the date that is thirty (30) days following the expiration of the full period of all statutes of limitations (giving effect to any extensions thereof); provided that any right to indemnification for breach of covenant, agreement, representation or warranty in respect of which indemnification may be sought under this Article VI shall survive the time at which it would otherwise terminate pursuant to this Section 6.7(b) if notice of the right to indemnification or of the breach or inaccuracy giving rise to such right of indemnification shall have been given prior to such time.

Section 6.8.         Tax Treatment.

(a)         The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Section 1.368 3. If, on or after the Closing Date and prior to the due date for filing the U.S. federal income Tax Return in respect of the taxable year of the Company ending on the Closing Date, the Representative delivers to Parent an opinion of Fenwick or other nationally recognized counsel (or “big four” accounting firm), which opinion (i) is reasonably satisfactory in form and substance to Parent, to the effect that the Mergers, taken together, are at least “more likely than not” to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) has not been modified, withdrawn or adversely affected by a change in Law after the date thereof, then each of Parent and the Company shall report the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code on their respective U.S. federal income Tax Returns for the taxable year that includes or ends on the Closing Date (as applicable) and shall file all applicable U.S. state and local income Tax Returns in a manner consistent with such treatment, unless otherwise required by a change in applicable Law or a “determination” within the meaning of Section 1313(a) of the Code. If requested by Fenwick (or other nationally recognized counsel or “big four” accounting firm) in connection with delivery of such Tax opinion, each of Parent and the Company shall, prior to the Closing, deliver to Fenwick (or other nationally recognized counsel or “big four” accounting firm), a tax representation letter customary for mergers intended to qualify under Section 368(a)(1)(A) of the Code and reasonably satisfactory to Fenwick (or other nationally recognized counsel or “big four” accounting firm) in substantially the form set forth on Section 6.8(a)-1 (Parent letter) and Section 6.8(a)-2 (Company letter) of the Company Disclosure Schedules, with such modifications as are reasonably required to address any changes in facts or Law after the date hereof. Neither the Company nor Parent shall (and Parent shall not permit any other Affiliate of Parent (including the Company after the Closing) to) knowingly take any action (or fail to take any action) which action (or failure to act) would reasonably be expected to prevent the Mergers, taken together, from being treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income Tax purposes, other than any actions that are required by the provisions of this Agreement.

(b)         The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by the holders of Company Securities pursuant to the First Merger under Revenue Procedure 2018-12, 2018 6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be the Average of the Daily Closing Prices as described in Section 4.01(3) of Rev. Proc. 2018-12, (ii) the “Measuring Period” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be each of the 10 consecutive trading days ending on and including the second trading day preceding the execution of this Agreement, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be the Nasdaq and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

(c)         The Transmittal Document shall permit Former Stock Holders to designate specific blocks of Company Capital Stock treated as surrendered and exchanged for either (i) a portion of the Per Share Closing Stock Consideration or (ii) a portion of the Per Share Closing Cash Consideration; provided that the total Per Share Closing Cash Consideration and the total Per Share Closing Stock Consideration so designated must equal the Per Share Closing Cash Consideration and Per Share Closing Stock Consideration that such Former Stock Holder has the right to receive pursuant to Section 2.6(a)(i). Such designation is intended to permit the Former Stock Holder to determine the amount and character of any gain recognized in the Mergers (in the manner contemplated by Treasury Regulations Section 1.356-1(b)), and the Former Stock Holder’s tax basis (in the manner contemplated by Treasury Regulations Section 1.358-2(a)(2)) and holding period under Section 1223(a)(1) of the Code for each share of Parent Common Stock received in the Mergers, with reference to the basis and holding period of the blocks of Company Capital Stock identified by the Former Stock Holder as having been exchanged therefor in the designation. Parent, Merger Sub I and Merger Sub II and their respective Affiliates shall be entitled to rely on such designation for all purposes and shall have no Liability to any Person (including the Exchange Agent) in respect of any action taken by them or any other Person (including the Exchange Agent) in reliance on such designation.

Section 6.9.         Specified Matters. The Parties agree to the matters set forth on Section 6.9 of the Company Disclosure Schedules.

Article VII

Conditions to Closing

Section 7.1.         Mutual Conditions. The respective obligations of the Company, Parent, Merger Sub I and Merger Sub II to effect the Closing shall be subject to the satisfaction at or prior to the Closing, of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Parent, Merger Sub I or Merger Sub II, on the one hand, and the Company, on the other hand to the extent permitted by Law:

(a)         No Legal Restraints. At the Closing, no temporary restraining order, preliminary or permanent injunction or other order that makes illegal, prohibits or prevents the consummation of the Mergers shall have been issued by any court of competent jurisdiction or other Governmental Authority having jurisdiction over any Party and continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority having jurisdiction over any Party (any such order, injunction or Law, a “Legal Restraint“) that, in any case, makes illegal, prohibits or prevents the consummation of the Mergers.

(b)        Competition Clearances. (i) Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and (ii) any consents, authorizations, clearances and approvals from any Governmental Authority set forth on Section 7.1(b)(ii) of the Company Disclosure Schedules shall have been obtained (and any applicable waiting period (and any extension thereof) thereunder shall have expired or shall have been terminated) (collectively, the “Requisite Regulatory Approvals“).

(c)         Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d)         S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)         Nasdaq Listing. The shares of Parent Common Stock to be issued in the First Merger pursuant to this Agreement shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

Section 7.2.         Conditions to the Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to effect the Closing shall be subject to the satisfaction prior to or at Closing of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Parent, Merger Sub I and Merger Sub II to the extent permitted by Law:

(a)         Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.1, Section 3.3, Section 3.4(a), Section 3.6, Section 3.9(a) and Section 3.24 (x) that are qualified by “materiality,” “Company Material Adverse Effect” or words of similar import set forth therein shall be true and correct as qualified in all respects as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as qualified in all respects as of such specific date only) and (y) that are not qualified by “materiality,” “Company Material Adverse Effect” or words of similar import set forth therein shall be true and correct in all material respects (provided that (I) in the case of Section 3.6(a), such representations and warranties shall be true and correct in all respects except for inaccuracies that, individually or the aggregate, would not increase the aggregate consideration payable by Parent in the Mergers by more than a de minimis amount and (II) in the case of Section 3.6(f), such representation and warranty shall be true and correct in all respects except for de minimis errors as of the date thereof) as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects (provided that (I) in the case of Section 3.6(a), such representations and warranties shall be true and correct in all respects except for inaccuracies that, individually or the aggregate, would not increase the aggregate consideration payable by Parent in the Mergers by more than a de minimis amount and (II) in the case of Section 3.6(f), such representation and warranty shall be true and correct in all respects except for de minimis errors as of the date thereof) as of such specific date only) and (ii) set forth in Article III, other than those described in clause (i), shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of such specific date only) except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         Covenants. The Company shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at the Closing.

(c)         No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d)         Closing Deliveries. Prior to or at the Closing, as applicable, the Company shall have delivered the following closing documents:

(i)        a certificate of an executive officer of the Company, dated the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied; and

(ii)       a certification from the Company that complies with Section 1445 of the Code and Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and executed by a responsible corporate officer of the Company, certifying that the Company Preferred Stock and the Company Common Stock are not “United States real property interests” (within the meaning of Section 897(c)(1) of the Code), together with written authorization for Parent to deliver such certification to the IRS on behalf of the Company after the Closing.

(e)         Key Employee. Dylan Field shall continue to be an employee of the Company at the Closing and shall not have given notice of an intent to terminate his employment following the Closing.

(f)         Stockholder Agreements. The Stockholder Agreements shall have been terminated in full at or prior to the Closing.

Section 7.3.         Conditions to the Obligations of the Company. The obligations of the Company to effect the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived in writing in whole or in part by the Company to the extent permitted by Law:

(a)         Representations and Warranties. (i) The Parent Fundamental Representations (x) that are qualified by “materiality,” “Parent Material Adverse Effect” or words of similar import set forth therein shall be true and correct as qualified in all respects as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as qualified in all respects as of such specific date only) and (y) that are not qualified by “materiality,” “Parent Material Adverse Effect” or words of similar import set forth therein shall be true and correct in all material respects (provided that, in the case of Section 4.6(a), such representations and warranties shall be true and correct in all respects except for de minimis errors) as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects (provided that, in the case of Section 4.6(a), such representations and warranties shall be true and correct in all respects except for de minimis errors) as of such specific date only) and (ii) set in Article IV of this Agreement, other than those described in clause (i), shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Agreement Date and as of the Closing Date as though made as of the Closing Date (except, in each case, to the extent any such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” and words of similar import set forth therein) as of such specific date only) except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)         Covenants. Parent, Merger Sub I and Merger Sub II shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by each of them under the terms of this Agreement on or prior to or at the Closing.

(c)         No Parent Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Parent Material Adverse Effect that is continuing.

(d)         Closing Certificate. Prior to or at the Closing, Parent shall have delivered to the Company a certificate of an authorized officer of Parent, dated the Closing Date, to the effect that the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Article VIII

Termination

Section 8.1.         Termination. This Agreement may be terminated and the Merger may be abandoned at any time, notwithstanding the approval thereof by the stockholders of the Company at any time prior to Closing, as follows and in no other manner:

(a)         by mutual written consent of the Company and Parent;

(b)         by the Company or Parent on or after 10:00 a.m., Pacific time, on September 15, 2023 (the “Initial Outside Date”), if the Closing shall not have occurred by the close of business on such date; provided that (i) (x) if on the Initial Outside Date one or both of the conditions set forth in Section 7.1(a) (but for purposes of Section 7.1(a) only if failure to satisfy such condition is attributable to any Antitrust Law) or Section 7.1(b) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied or waived, as applicable (except for those conditions which by their nature are to be satisfied at the Closing, provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended to 10:00 a.m., Pacific time on December 15, 2023 (the “First Extended Outside Date”) and (y) if on the First Extended Outside Date one or both of the conditions set forth in Section 7.1(a) (but for purposes of Section 7.1(a) only if failure to satisfy such condition is attributable to any Antitrust Law) or Section 7.1(b) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied or waived, as applicable (except for those conditions which by their nature are to be satisfied at the Closing, provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the First Extended Outside Date shall automatically be extended to 10:00 a.m., Pacific time on March 15, 2024 (as used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case, the term “Outside Date” shall mean the date to which the Outside Date has been so extended); and (ii) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any provision of this Agreement results in or causes the failure of the Closing to be consummated by such time;

(c)         by the Company or Parent if there shall be in effect a final, nonappealable Legal Restraint; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any provision of this Agreement results in or causes such Legal Restraint;

(d)         by Parent, if there shall be a breach by the Company of any representation or warranty (or any such representation or warranty ceases to be true) or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) if existing as of the Closing Date (a “Terminating Company Breach”); provided that, if such Terminating Company Breach is curable by the Company, Parent may terminate this Agreement under this Section 8.1(d) only if such Terminating Company Breach has not been cured by the Company prior to the earlier of (i) 30 calendar days after receipt by the Company of written notice from Parent of such Terminating Company Breach and (ii) the Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Parent if any of Parent, Merger Sub I or Merger Sub II is then in breach of any representation or warranty or any covenant or agreement contained in this Agreement such that the Company has or would have the right to terminate this Agreement pursuant to Section 8.1(f) if such breach were not cured prior to the earlier of (i) 30 calendar days after receipt by Parent of written notice from the Company of such breach and (ii) the Outside Date;

(e)         by Parent, if the Key Stockholder Voting Agreement, duly executed by each Key Stockholder, is not delivered to Parent within twenty-four (24) hours following the Agreement Date; and

(f)         by the Company, if there shall be a breach by Parent, Merger Sub I or Merger Sub II of any representation or warranty (or any such representation or warranty ceases to be true) or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) if existing as of the Closing Date (a “Terminating Parent Breach”); provided that, if such Terminating Parent Breach is curable by Parent, the Company may terminate this Agreement under this Section 8.1(f) only if such Terminating Parent Breach has not been cured by Parent prior to the earlier of (i) 30 calendar days after receipt by Parent of written notice from the Company of such Terminating Parent Breach and (ii) the Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(f) shall not be available to the Company if it is then in breach of any representation or warranty or any covenant or agreement contained in this Agreement such that Parent has or would have the right to terminate this Agreement pursuant to Section 8.1(d) if such breach were not cured prior to the earlier of (i) 30 calendar days after receipt by Parent of written notice from the Company of such breach and (ii) the Outside Date.

Section 8.2.         Effect of Termination; Termination Fee.

(a)         If this Agreement is validly terminated pursuant to Section 8.1 hereof, (i) all rights and obligations of the parties hereunder shall terminate and no Party shall have any liability to the other Party, except for obligations of the Parties in Section 8.2 (Effect of Termination; Termination Fee), and the applicable sections of Article X and Article XI, which shall survive the termination of this Agreement and (ii) no such termination shall relieve any Party hereto from liability or damages for Fraud or willful breach of any of its representations, warranties, covenants or agreements contained in this Agreement prior to termination, subject in all cases to Section 8.2(c).

(b)         Termination Fee.

(i)        If Parent or the Company terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(c) (only if the Legal Restraint is, or is in respect of, an Antitrust Law) and, in each case, at the time of such termination, one or both of the conditions set forth in Section 7.1(a) (but for purposes of Section 7.1(a) only if the Legal Restraint is, or is in respect of, an Antitrust Law) or Section 7.1(b) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied or waived, as applicable (except for those conditions which by their nature are to be satisfied at the Closing; provided that such conditions would be satisfied if the Closing were to take place on such date), Parent shall pay or cause to be paid to the Company an aggregate fee equal to One Billion Dollars ($1,000,000,000) in cash (the “Termination Fee”).

(ii)       In the event the Termination Fee is payable by Parent pursuant to the preceding clause (i), such amount shall be paid by wire transfer of immediately available funds within three (3) Business Days following such termination of this Agreement to an account designated in writing by the Company. The Company shall promptly provide wire transfer instructions in writing to Parent upon request (and in any event with sufficient time to allow Parent to pay or cause to be paid to the Company any Termination Fee payable hereunder within the time periods required by this Section 8.2(b)). For the avoidance of doubt, in no event shall Parent be obligated to pay the Termination Fee on more than one occasion.

(c)         Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 8.2, Parent shall pay to the Company all reasonable and documented fees, costs and expenses of enforcement (including reasonable and documented outside attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party), together with interest on the amount of the Termination Fee, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. If this Agreement is terminated under circumstances in which Parent is obligated to pay the Termination Fee under Section 8.2(b), upon payment of the Termination Fee, none of Parent, Merger Sub I, Merger Sub II, any other Subsidiary of Parent or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates, agents or Representatives shall have any further liability whatsoever with respect to this Agreement or the transactions contemplated hereby to the Company or any of their respective Affiliates or Representatives and payment of the Termination Fee by Parent shall be the Company’s and its Affiliates’ sole and exclusive remedy for any Action, losses, liabilities, damages, judgments, inquiries, fines, fees, costs and expenses suffered or incurred by the Company, the Subsidiaries of the Company or any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. The parties acknowledge that the right to receive the Termination Fee shall not limit or otherwise affect Company’s right to specific performance as provided in Section 11.12; provided that under no circumstance shall the Company be entitled to receive both (i) a grant of specific performance under Section 11.12 which results in the consummation of the Closing and (ii) the payment of damages or all or any portion of the Termination Fee.

(d)       The Clean Team Agreement and Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms and nothing in this Section 8.2 shall be construed to discharge or relieve the Company, Parent or any other party to the Confidentiality Agreement of its obligations thereunder.

Article IX

Survival of Representations; Indemnification

Section 9.1.         Survival of Representations and Covenants. Subject to the limitations and other provisions of this Agreement, (a) the representations and warranties of the Company in this Agreement (other than the representations and warranties contained in Section 3.13, survival of which is addressed in Section 6.7(b)) and pursuant to any certificate to be delivered pursuant to this Agreement (and any rights arising out of any breach of or inaccuracy in any such representations and warranties) shall survive the Closing and shall remain in full force and effect until 5:00 p.m. Pacific time on the date that is one (1) year following the Closing Date; provided that the Company Fundamental Representations shall survive the Closing and shall remain in full force and effect until the earlier of (x) the expiration of the applicable statute of limitations and (y) 5:00 p.m. Pacific time on the date that is five (5) years following the Closing Date and (b) Claims in respect of Purported Holder Claims or the Capitalization Matters shall survive the Closing until 5:00 p.m. Pacific time on the date that is three (3) years following the Closing Date. The Parent Fundamental Representations (other than Section 4.12) (including pursuant to any certificate to be delivered pursuant to this Agreement to the extent relating to such representations and warranties) (collectively, the “Specified Representations“) shall survive the Closing until 5:00 p.m. Pacific time on the date that is one (1) year following the Closing Date. All other representations and warranties of Parent, Merger Sub I and Merger Sub II in this Agreement and pursuant to any certificate to be delivered pursuant to this Agreement, and all covenants and agreements of Parent, Merger Sub I and Merger Sub II that require performance in full prior to the Closing, shall not survive the Closing. All covenants and agreements of the Company contained in this Agreement that require performance in full prior to the Closing (each, a “Pre-Closing Covenant“) and any rights arising out of any breach of such Pre-Closing Covenant, in each case, shall survive the Closing and shall remain in full force and effect until 5:00 p.m. Pacific time on the date that is one (1) year following the Closing Date. The covenants and agreements of the Parties in this Agreement that by their terms apply or are to be performed, in whole or in part, at or after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing and shall remain in full force and effect for the period provided in such covenants and agreements, if any, or until fully performed. Notwithstanding the foregoing, (x) with respect to any claim asserted in writing by a Parent Indemnitee pursuant to and in accordance with this Article IX prior to the expiration date of the applicable survival period for such claim, the indemnification obligations hereunder with respect to such claim, and the claim so asserted, shall survive until finally resolved in accordance with this Article IX and (y) any claim asserted in writing by the Representative against Parent, Merger Sub I or Merger Sub II arising from a breach of a Specified Representation prior to 5:00 p.m. Pacific time on the date that is one (1) year following the Closing Date shall survive until finally resolved. For the avoidance of doubt, from and after the First Effective Time, any claim against Parent, Merger Sub I or Merger Sub II arising from a breach of a Specified Representation may be brought and enforced only by the Representative.

Section 9.2.         Indemnification of Parent Indemnitees. Subject to the provisions of this Article IX, from and after the Closing, the Former Stock Holders shall, on a several and not a joint basis (in accordance with their Allocation Percentages), indemnify, defend and hold harmless Parent, the Surviving Corporation, the Surviving Company, their Affiliates, and each of their respective officers, directors, employees, agents and other representatives (each, a “Parent Indemnitee”) against and from any and all damages, losses, liabilities, obligations, Taxes, interest or expenses, whether or not related to a Third Party Claim or otherwise (including reasonable and documented outside attorneys’ fees and expenses and reasonable fees and expenses of other outside professionals and experts and the out-of-pocket cost of pursuing any insurance providers) (each, a “Loss”) incurred, paid or otherwise suffered, directly or indirectly, by the Parent Indemnitees as a result of, based upon or arising out of:

(a)         any inaccuracy in or breach of any representations or warranties of the Company contained in this Agreement (other than any representations or warranties contained in Section 3.13) as of the Agreement Date or as of the Closing Date as though made as of the Closing Date (or, to the extent any such representations and warranties are made as of a specific date, as of such specific date);

(b)        any breach or non-fulfillment of any covenant, agreement or obligation of the Company contained in this Agreement, to the extent required to be performed prior to the Closing;

(c)        any claims or actions initiated by any purported former holder of any equity securities of the Company to the extent arising from such purported former holder’s alleged prior ownership interest in the Company (and for the avoidance of doubt not constituting a Capitalization Matter) (“Purported Holder Claims”); or

(d)        any Capitalization Matters.

Section 9.3.         Certain Limitations. The indemnification provided for in Section 9.2 shall be subject to the following limitations:

(a)        The Parent Indemnitees shall not be entitled to recover any Losses under Section 9.2(a) (other than with respect to a claim for indemnification as a result of, based upon or arising out of any inaccuracy in or breach of any Company Fundamental Representations or Fraud committed by the Company with respect to the representations and warranties contained in Article III) until the aggregate amount of all Losses in respect of indemnification under Section 9.2(a) exceeds $40,000,000 (the “Indemnification Deductible”), at which point, subject to the other limitations contained herein, the Parent Indemnitees shall be entitled to recover all Losses in excess of the Indemnification Deductible.

(b)         To the extent available and subject to exclusions, coverage limitations and the applicable retention or deductible amount under the R&W Insurance Policy, Parent and the other Parent Indemnitees shall use commercially reasonable efforts to seek recourse for any Loss with respect to Article VI and Section 9.2(a) from and against the R&W Insurance Policy before seeking recourse against the Former Stock Holders, solely to the extent that such claim is subject to coverage thereunder. The Parent Indemnitees shall not satisfy an indemnification claim through repurchase from a Former Stock Holder of any of the Per Share Stock Consideration to the extent that such repurchase would adversely affect the treatment of the Mergers as a “reorganization” within the meaning of Section 368 of the Code.

(c)         (i) Except for Losses as a result of, arising out of or in connection with Fraud committed by such Former Stock Holder with respect to this Agreement and the transaction agreements contemplated hereby to which such Former Stock Holder is a party, the indemnification obligations of a Former Stock Holder under Article VI (other than Taxes described in clause (b) of the definition of Excluded Taxes or in clause (ii) of Section 6.1(a)), Section 9.2(b) and Section 9.2(c) in the aggregate shall in no event exceed an amount equal to five percent (5%) of the aggregate value, calculated using the Parent Closing Share Price, of the aggregate consideration such Former Stock Holder is entitled to receive in connection with the Mergers and (ii) subject to Section 9.3(f), the indemnification obligations of any Former Stock Holder under Article VI (with respect to Taxes described in clause (b) of the definition of Excluded Taxes or in clause (ii) of Section 6.1(a)), Section 9.2 and Section 11.3 (with respect to Transfer Taxes) or with respect to any breach under any Transmittal Document in the aggregate shall in no event exceed an amount equal to the aggregate value, calculated using the Parent Closing Share Price, of the aggregate consideration such Former Stock Holder is entitled to receive in connection with the Mergers, except for claims pursued against a Former Stock Holder in respect of Fraud committed by such Former Stock Holder with respect to this Agreement and the transaction agreements contemplated hereby to which such Former Stock Holder is a party. For clarity, the liability limits set forth in this Section 9.3(c), Section 9.3(b) and Section 9.3(d) are intended to be overlapping and not separate (which means that (x) each level of liability limit is nested within all higher levels of liability limits and (y) any actual recoveries against a particular liability limit will count simultaneously against any overlapping liability limits and any higher liability limits).

(d)         The amount of any and all Losses will be determined net of (i) payments actually received by the Parent Indemnitees under any insurance policy (other than the R&W Insurance Policy) with respect to such Losses (net of any deductible or retention amount, collection costs, Taxes, and any increase in premium resulting from the coverage for such Loss) (it being agreed that if third-party insurance (other than the R&W Insurance Policy) or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Parent Indemnitees subsequent to the Parent Indemnitee’s receipt of an indemnification payment in satisfaction of the applicable indemnification obligation, such proceeds (net of any deductible or retention amount, collection costs, Taxes, and any increase in premium resulting from the coverage for such Loss), shall be promptly remitted to the Exchange Agent (for further credit to the Former Stock Holders in accordance with their Allocation Percentages) to the extent of the indemnification payment made); and (ii) any recovery actually received by the Parent Indemnitees from any Person with respect to such Losses other than under any insurance policy (including pursuant to any indemnification agreement, contribution or similar obligation, or arrangement with any third party) (it being agreed that if such recovery is received by the Parent Indemnitees subsequent to the party against whom such claims are asserted under Article VI or this Article IX making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds, net of any out-of-pocket collection costs, shall be promptly remitted to the Exchange Agent (for further credit to the Former Stock Holders in accordance with their Allocation Percentages) to the extent of the indemnification payment made). Except in respect of a claim for Fraud committed by a Former Holder with respect to this Agreement and the transaction agreements contemplated hereby to which such Former Holder is a party made against such Former Holder, the Parent Indemnitees shall first make claims for indemnification pursuant to Article VI or Section 9.2 against the Escrow Account or, in the case of claims for Specified Taxes, the Specified Escrow Account (for the avoidance of doubt, after giving effect to Section 6.7 or Section 9.3(a), as applicable) until the funds in the Escrow Account or the Specified Escrow Account, as applicable, are exhausted, and only then shall the Parent Indemnitees be permitted to obtain recovery from the Former Stock Holders, on a several and not a joint basis (in accordance with their Allocation Percentages), subject to the provisions of this Section 9.3, including Section 9.3(f).

(e)         Notwithstanding anything in this Agreement to the contrary, for purposes of this Article IX, all of the representations and warranties set forth in this Agreement that are qualified as to “materiality,” “Company Material Adverse Effect,” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining (x) whether a breach of or inaccuracy in such representation or warranty has occurred and (y) the amount of Losses arising out of or relating to any such breach of or inaccuracy in any representation or warranty (except that this sentence shall not operate to turn references to “Material Contract” to “Contract” or to remove references to such qualifiers in Section 3.9(a) (Absence of Certain Developments) or Section 3.18(a) (Material Contracts)).

(f)         Except in respect of the Company Fundamental Representations and Fraud by the Company with respect to the representations and warranties contained in Article III, with respect to any indemnification pursuant to Section 9.2(a), the Parent Indemnitees shall be entitled to such indemnification solely and exclusively by disbursements from and out of the Escrow Account.

(g)         Notwithstanding anything herein to the contrary, (i) no knowledge of, or investigation by or on behalf of, Parent shall constitute or effectuate a waiver of the Parent Indemnitees’ right to enforce or seek any remedy in respect of any representation, warranty, covenant or agreement contained herein, or in any way limit Parent’s right to indemnification under Article VI or this Article IX, and (ii) the Parent Indemnitees shall be entitled to the indemnification provided for under Article VI and this Article IX even if any of them had knowledge at any time of the matter that is later the subject of a claim for indemnity or waived any of the conditions set forth in Article VII.

(h)         If and solely to the extent that an amount of Losses in connection with an indemnifiable matter was already reflected as a deduction in the calculation of the Consideration Adjustment as a result of being including in the amount of Closing Indebtedness (other than amounts described in clause (xv) thereof that have been repaid pursuant to Section 6.9 of the Company Disclosure Schedules) or Company Expenses (in each case as finally determined in accordance with Section 2.13), the same amount of such Losses may not also be recovered under Article VI or this Article IX to the extent it would result in a duplicative recovery for the Parent Indemnitees.

(i)         Notwithstanding anything herein to the contrary, (i) none of the limitations or exceptions set forth in Article VI or this Article IX, including any periods of survival with respect to the representations, warranties and covenants set forth herein, shall in any way limit or modify the ability of the Parent Indemnitees to make claims under or recover under the R&W Insurance Policy and (ii) nothing in this Agreement will limit the liability of any Former Holder with respect to only such Fraud committed by such Former Holder with respect to this Agreement and the transaction agreements contemplated hereby to which such Former Holder is a party. Nothing in this Agreement will limit the liability of Parent with respect only to Parent’s Fraud with respect to this Agreement and the transaction agreements contemplated hereby to which Parent is a party.

(j)         Notwithstanding any other provision of this Agreement, in no event will any Former Stock Holder be liable for any other Former Stock Holder’s breach of such other Former Stock Holder’s representations, warranties, covenants, or agreements contained in such other Former Stock Holder’s Transmittal Document, Key Stockholder Voting Agreement, any offer letter, restrictive covenant agreement or any other ancillary agreement hereto to which such other Former Stock Holder is a party.

Section 9.4.         Indemnification Procedures.

(a)         Third Party Claims.

(i)         If any Parent Indemnitee receives notice of the assertion or commencement (or receives written notice of the threatened assertion or commencement) of any Action made or brought by any Person who is not a Party or an Affiliate of a Party or a representative of the foregoing (a “Third Party Claim”) against such Parent Indemnitee with respect to which such Parent Indemnitee reasonably believes the Former Stock Holders may be obligated to provide indemnification under this Agreement, the applicable Parent Indemnitee shall give the Representative reasonably prompt (and in any event not later than 30 calendar days after receipt of such notice) written notice of such Third Party Claim. The failure or delay to give such prompt written notice shall not, however, relieve the Former Stock Holders of their indemnification obligations, except and only to the extent that they are actually and materially prejudiced by such failure or delay. Such notice by the Parent Indemnitee shall, to the extent reasonably practicable, describe the Third Party Claim in reasonable detail and the amount of the claimed Loss and be accompanied by copies of any documentation submitted by the third party making such Third Party Claim. The Representative may participate in the defense of any Third Party Claim at the Former Stock Holder’s expense and with the Representative’s own counsel (subject to Parent’s consent, not to be unreasonably withheld, conditioned or delayed) and receive copies of any pleadings or material communication in connection therewith. Parent and the Representative shall reasonably cooperate with each other in connection with the defense of any Third Party Claim.

(ii)       If (i) the Third Party Claim relates to or arises in connection with any criminal or quasi-criminal Action or (ii) an adverse determination of such Action would reasonably be expected to be materially detrimental to or materially injure the Parent Indemnitee’s (or Parent’s, or any of their respective Affiliates), reputation, business or future business prospects, the applicable Parent Indemnitee(s) shall be permitted to admit liability with respect to, or settle, compromise or discharge a Third Party Claim without the prior written approval of the Representative; provided that such admission, settlement, compromise or discharge without the prior written consent of the Representative (which consent if requested shall not be unreasonably withheld, conditioned or delayed) shall not be determinative of the existence of or amount of Losses that are indemnifiable hereunder. In all other situations, Parent or the Parent Indemnitee(s) shall not admit liability with respect to, or settle, compromise or discharge a Third Party Claim without the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), it being understood that it shall be deemed reasonable for the Representative to withhold such consent if it reasonably believes in good faith that there is not a valid underlying basis for indemnification with respect to such admission, settlement, compromise or discharge, and any such admission, settlement, compromise or discharge made without the prior written consent of the Representative shall not be deemed determinative or dispositive of the existence or amount of indemnifiable Losses with respect to such Third Party Claim.

(b)         Direct Claims. Any Parent Indemnitee asserting a claim on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall give the Representative written notice of such Direct Claim, which notice shall describe the Direct Claim in reasonable detail and include, to the extent reasonably practicable, the estimated amount of the Loss incurred or reasonably expected to be incurred by the Parent Indemnitee(s), and shall include a demand for payment pursuant to this Article IX. If the Representative does not provide written notice to the applicable Parent Indemnitee(s) that it disputes such Direct Claim within 30 calendar days after its receipt of notice thereof, such Direct Claim will be conclusively deemed a Loss subject to indemnification hereunder. Upon reasonable request, the applicable Parent Indemnitee(s) shall furnish the Representative with such information in the Parent Indemnitee(s) possession as is reasonably necessary to evaluate the payment demand relating to such Direct Claim. If the Representative disputes such Direct Claim within such 30-day period, then the Parent Indemnitees and the Representative shall attempt in good faith to resolve any such objections raised in the Representative’s dispute notice. If the Parent Indemnitees and the Representative agree to a resolution of such objection, then a memorandum setting forth the matters agreed by the Parent Indemnitees and the Representative shall be prepared and signed by both parties and shall be binding and conclusive upon the parties. If no such resolution can be reached during the 30-day period following the Parent Indemnitee(s) receipt of a dispute notice, then upon the expiration of such 30-day period (or such longer period as may be mutually agreed), either Parent or the Representative shall have the right to submit such dispute to a court of competent jurisdiction in accordance with Section 11.5.

Section 9.5.         Adjustment to Merger Consideration. Any payments made pursuant to Section 2.13, Article VI, this Article IX and Section 11.3 shall be treated for Tax purposes by all Parties as an adjustment to the purchase price to the extent permitted by Law.

Section 9.6.         Exclusive Remedies. Notwithstanding anything in this Agreement to the contrary, from and after the First Effective Time, (a) the indemnification rights set forth in Article VI and this Article IX, shall be the sole and exclusive remedy of the Parent Indemnitees for any money damages from any and all claims arising out of or related to this Agreement or the Mergers, including for a breach of (i) this Agreement, (ii) any Transmittal Document, (iii) the Key Stockholder Voting Agreement or (iv) the Stockholder Written Consent (other than, in the case of clauses (ii)-(iv), any claim by Parent against a party thereto) and (b) the maximum liability of Parent for breaches of any Specified Representations shall be $500,000,000; provided that there shall be no limitation on the liability for Fraud committed by a Former Holder with respect to this Agreement and the transaction agreements contemplated hereby to which the Former Holder is a party or Fraud committed by Parent with respect to this Agreement and the transaction agreements contemplated hereby to which Parent is a party. The limited remedies provided in Section 2.13, Article VI, Article IX and Section 11.12 and the limitations on liability set forth in this Section 9.6 were specifically bargained for by the Parties and were taken into account by the Parties in arriving at the consideration payable pursuant to this Agreement and the terms and conditions of this Agreement. The Company and Parent have specifically relied upon the limited remedies provided in Section 2.13, Article VI, Article IX and Section 11.12 and the limitations on liability set forth in this Section 9.6 in agreeing to the consideration payable pursuant to this Agreement and the terms and conditions of this Agreement. Without in any way limiting the foregoing, the parties acknowledge and agree that in the event the Mergers are not consummated due to a breach by a Party, and subject to Section 8.2, the recoverable damages of the Company and Parent hereunder shall not be limited to reimbursement of out-of-pocket expenses or costs, but rather may include the benefit of the bargain lost by the stockholders of the Company (including any lost premium), on the one hand, or Parent and its stockholders, on the other hand.

Section 9.7.         Release of Escrow Amount.

(a)         Release of Escrow Amount. No later than 5:00 p.m. Pacific time on the fifth Business Day following the one-year anniversary of the Closing Date (the “Release Date”), Parent and the Representative shall instruct the Escrow Agent to pay, and the Escrow Agreement shall provide that the Escrow Agent shall pay after receipt of such instructions, by wire transfer of immediately available funds, the Release Amount. The “Release Amount” means the amount equal to (i) the balance of funds remaining in the Escrow Account as of the Release Date minus (ii) the sum of all amounts represented by Outstanding Claims as of the Release Date. “Outstanding Claims” means, as of the applicable date of determination, all claimed Losses under then-pending indemnification claims subject to Claim Notices or demands for indemnification pursuant to Article VI or this Article IX. The Escrow Agent shall disburse the Release Amount allocable to the Former Stock Holders in the aggregate in accordance with their Allocation Percentages to the Exchange Agent (for further credit to the Former Stock Holders in accordance with their Allocation Percentages).

(b)         Outstanding Claims. With respect to any Outstanding Claim as of the Release Date, the Parties agree that, as and when any such Outstanding Claim is resolved, Parent and the Representative shall instruct the Escrow Agent to pay, by wire transfer of immediately available funds from the Escrow Account, any amount owed to the Parent Indemnitees in respect of such Outstanding Claim, and the applicable Resolved Amount with respect to such Outstanding Claim to the Exchange Agent (for further credit to the Former Stock Holders in accordance with their Allocation Percentages). As used in this Agreement, “Resolved Amount” means, with respect to any Outstanding Claim that is resolved, an amount equal to the lesser of (i) difference of (x) the amount claimed by the Parent Indemnitees with respect to such Outstanding Claim, minus (y) all amounts released from the Escrow Account to the Parent Indemnitees with respect to such Outstanding Claim and (ii) the greater of (x) as of immediately following the time at which all amounts released from the Escrow Account to the Parent Indemnitees with respect to such Outstanding Claim have been released, the difference of (1) the balance of funds remaining in the Escrow Account minus (2) the sum of all amounts claimed by the Parent Indemnitees with respect to all other Outstanding Claims and (y) zero dollars ($0).

(c)         Joint Direction. Notwithstanding anything to the contrary contained herein or in the Escrow Agreement, any amounts to be released from the Escrow Account pursuant to this Agreement or the Escrow Agreement shall be released upon (and only upon) the receipt by the Escrow Agent of Joint Instructions or a Final Determination. As used herein, (i) “Joint Instructions” means joint written instruction to the Escrow Agent, signed by Parent and the Representative, directing the Escrow Agent to disburse all or a portion of the funds in the Escrow Account or the Specified Escrow Account, and (ii) “Final Determination” means a final judgment, decree or order (for which purpose, a judgment, decree or order of a court will be deemed final when the time for appeal, if any, will have expired and no appeal will have been taken or when all appeals taken will have been finally determined) of any court of competent jurisdiction which may be issued, together with (x) a certificate of outside counsel to the prevailing Party to the effect that such order is final and non-appealable and from a court of competent jurisdiction having proper authority and (y) the written payment instructions of the prevailing Party to effectuate such order, in each case provided to the Escrow Agent and either the Representative (in the case of a release to a Parent Indemnitee) or Parent (in the case of a release to the Representative (in the case of Section 10.1(b)) or the Exchange Agent). Parent and the Representative shall deliver Joint Instructions to the Escrow Agent pursuant to, and as set forth in, this Section 9.7. Promptly following the resolution of any claim by a Parent Indemnitee for indemnification in accordance with Article VI (except as otherwise provided in Article VI) or this Article IX, Parent and the Representative shall deliver Joint Instructions to the Escrow Agent to release the amount payable in respect of such claim to the applicable Parent Indemnitee.

Article X

Representative of the Stockholders of the Company

Section 10.1.        Authorization of Representative.

(a)         By virtue of the approval of Company Stockholder Approval and without any further action of any of the Former Stock Holders or the Company, Fortis Advisors LLC, a Delaware limited liability company (and any successor or assign thereof) is hereby appointed, authorized and empowered by the Company, as of the Closing Date, to act as the Representative, for the benefit of the Former Stock Holders, as the exclusive agent and true and lawful attorney-in-fact to act on behalf of each Former Stock Holder, in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority:

(i)        to execute and deliver the Escrow Agreement (with such modifications or changes therein as to which the Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable;

(ii)       to execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby as the Representative, in its sole discretion, may deem necessary or desirable;

(iii)       as Representative, to enforce and protect the rights and interests of the Former Stock Holders and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and the Escrow Agreement, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein (including in connection with (i) any Consideration Adjustment Dispute Notice under Section 2.13 or (ii) any and all claims for indemnification brought under Article VI or Article IX hereof), and to take or refrain from taking any and all actions which the Representative believes are necessary or appropriate under this Agreement, the Escrow Agreement or the Representative Engagement Agreement for and on behalf of the Former Stock Holders, including asserting or pursuing any claim, action, proceeding or investigation (a “Claim”) against Parent, Merger Sub I, Merger Sub II, the Surviving Corporation and/or Surviving Company, defending any Third Party Claims or Claims by the Parent Indemnitees, consenting to, compromising or settling any such Claims, conducting negotiations with Parent, Merger Sub I, Merger Sub II, the Surviving Corporation and/or the Surviving Company and their respective representatives regarding such Claims, and, in connection therewith, to (A) assert any Claim; (B) investigate, defend, contest or litigate any Claim initiated by Parent, the Surviving Corporation or any other person, or by any federal, state or local Governmental Authority against the Representative and/or any of the Former Stock Holders, and/or the Escrow Funds, and receive process on behalf of any or all of the Former Stock Holders in any such Claim and compromise or settle on such terms as the Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Claim; (C) file any proofs of debt, claims and petitions as the Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under the Escrow Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(iv)      to refrain from enforcing any right of the Former Stock Holders or any of them and/or the Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or any other agreement, instrument or document in connection with the foregoing; and

(v)       to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement, the Representative Engagement Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Former Stock Holders, except as expressly provided herein, in the Escrow Agreement and in the Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Representative to the Former Stock Holders in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedules. All actions taken by the Representative under this Agreement, the Escrow Agreement or the Representative Engagement Agreement shall be binding upon each Former Stock Holder and such Former Stock Holder’s successors as if expressly confirmed and ratified in writing by such Former Stock Holder, and all defenses which may be available to any Former Stock Holder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Escrow Agreement or the Representative Engagement Agreement are waived.

(b)         Pursuant to the terms of the Representative Engagement Agreement, the Representative shall be entitled to the payment of all losses, claims, damages, liabilities, fees, costs, judgments, fines, amounts paid in settlement or expenses incurred (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), as and when incurred, as the Representative (such expenses, collectively, the “Representative Expenses”). The Representative may use the Representative Fund for the payment of Representative Expenses. If not paid from the Representative Fund or directly to the Representative by the Former Stock Holders, any such Representative Expenses may be recovered by the Representative from the amounts in the Escrow Account that would otherwise be distributable to the Former Stock Holders pursuant to the terms hereof and the Escrow Agreement at the time of the distribution of such amounts in accordance with Section 9.7 and the written instructions delivered by the Representative to the Escrow Agent. In the event that the Representative Fund and the unused portion of the available Escrow Funds are insufficient to fully reimburse the Representative for its Representative Expenses hereunder, then upon notice to the Former Stock Holders of such deficiency, each Former Stock Holder shall promptly deliver to the Representative its portion of such deficiency pro rata based upon such Former Stock Holder’s Allocation Percentage. The Former Stock Holders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions it being understood that neither Parent nor its Affiliates (including, following the Closing, the Surviving Corporation) shall have any obligation to provide such funds, security or indemnities. The Representative Fund shall be held by the Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Representative for any Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group in accordance with the terms of the Representative Engagement Agreement. The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Fund other than as a result of its gross negligence or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Fund and has no tax reporting or income distribution obligations. The Former Stock Holders will not receive any interest on the Representative Fund and assign to the Representative any such interest. Subject to Advisory Group approval in accordance with the Representative Engagement Agreement, the Representative may contribute funds to the Representative Fund from any consideration otherwise distributable to the Former Stock Holders. At any time and from time to time when determined by the Representative in good faith that some or all of the amounts then remaining in the Representative Fund are no longer required for Representative Expenses, the Representative shall pay such amounts to the Exchange Agent for further distribution to the Former Stock Holders in accordance with their Allocation Percentages. For U.S. federal income and other applicable Tax purposes, the Representative Fund Amount shall be treated as having been received by the Former Stock Holders (in accordance with their respective Allocation Percentages) and voluntarily set aside at the time of the Closing.

(c)         Certain Former Stock Holders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement, the Escrow Agreement and the Representative Engagement Agreement (such Former Stock Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). In connection with this Agreement, the Escrow Agreement, the Representative Engagement Agreement and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder (i) neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”) shall incur any responsibility whatsoever to any Former Stock Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with the Escrow Agreement or the Representative Engagement Agreement or any such other agreement, instrument or document, accepting only responsibility for any act or failure to act which represents gross negligence, bad faith or willful misconduct, and (ii) the Representative shall be entitled to rely in good faith on the advice of counsel, public accountants or other experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any Former Stock Holders. Each Former Stock Holder shall indemnify, defend and hold harmless, pro rata based upon such Former Stock Holder’s Allocation Percentage, the Representative Group from and against any and all Representative Expenses arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, under the Escrow Agreement or under the Representative Engagement Agreement; provided that in the event of any action or proceeding which finally adjudicates the liability of the Representative hereunder for its gross negligence, bad faith or willful misconduct to have primarily caused such Representative Expense, the foregoing indemnification shall not apply to any such Representative Expense attributable to such gross negligence, bad faith or willful misconduct. The Representative shall look to the amounts in the Escrow Account otherwise distributable to the Former Stock Holders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Representative to the Escrow Agent for recovery in its indemnifiable losses and, if and only to the extent that the unused portion of the available Escrow Funds are insufficient for the Representative to fully recover its indemnified Representative Expenses, then upon notice to the Former Stock Holders of such deficiency, each Former Stock Holder shall promptly deliver to the Representative its portion of such deficiency pro rata based upon such Former Stock Holder’s Allocation Percentage. For the avoidance of doubt, neither Parent, Merger Sub I, Merger Sub II, the Surviving Corporation, the Surviving Company, the Escrow Agent nor any other Person shall have any obligation to pay additional amounts to the Former Stock Holders as a result of such deficiency. The Representative shall be entitled to reasonably and in good faith: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) assume that a signatory has proper authorization to sign on behalf of the applicable Former Stock Holder or other party.

(d)         The Representative may resign at any time and may be removed or replaced by the vote of Former Stock Holders with a majority of the Allocation Percentage. All of the indemnities, immunities and powers granted to the Representative and/or the Representative Group under this Agreement shall survive the First Effective Time, the resignation or removal of the Representative, and/or any termination of this Agreement and/or the Escrow Agreement.

(e)         Parent, Merger Sub I, Merger Sub II, the Surviving Corporation and the Surviving Company shall have the right to rely upon all actions taken by the Representative pursuant to this Agreement and the Escrow Agreement, all of which actions shall be legally binding upon the Former Stock Holders. For the avoidance of doubt, none of Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company or any of their respective Affiliates shall have any liability to the Representative, which expressly acknowledges the foregoing. None of Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company shall have any liability for any action taken in accordance with or in reliance upon any instruction from, or action by, the Representative.

(f)          The powers, immunities, and rights to indemnification granted to the Representative Group herein (i) are coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Former Stock Holder and shall be binding on any successor thereto; and (ii) shall survive the consummation of the Merger or the delivery of an assignment by any Former Stock Holder of the whole or any fraction of his, her or its interest in the Escrow Funds.

Article XI

Miscellaneous

Section 11.1.        Notices.

(a)         All notices and other communications hereunder shall be in writing and shall be deemed given (i) on the day sent if delivered prior to 5:00 p.m., Pacific time (or the following day if delivered after such time), if delivered personally, or sent by electronic mail (provided that no notice is received by the electronic mail sender within one (1) hour thereafter indicating that such electronic mail was undeliverable or otherwise not delivered), (ii) on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, fees prepaid, or (iii) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid; provided that with respect to notices delivered to the Representative, such notices must be delivered by email. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.

If to Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company:

Adobe Inc. 345 Park Avenue San Jose, CA 95110 Attention: Allison Blais Email: blais@adobe.com with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Edward D. Herlihy, Esq. Jacob A. Kling, Esq. Email: EDHerlihy@wlrk.com JAKling@wlrk.com

If to the Company, prior to the Closing Date:

Figma, Inc. 760 Market St. Floor 5 San Francisco, CA 94102 Attention: Dylan Field, CEO Email: *****@figma.com; legal-notices@figma.com with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention:      Michael Esquivel

        Kris Withrow

        Stephen M. Fisher

Email:             MEsquivel@fenwick.com

        KWithrow@fenwick.com

        SFisher@fenwick.com

with a copy to the Representative.

If to the Representative:

Fortis Advisors LLC Attention: Notices Department (Project Saratoga) Email: notices@fortisrep.com with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention:     Michael Esquivel

       Kris Withrow

       Stephen M. Fisher

Email:            MEsquivel@fenwick.com

       KWithrow@fenwick.com

       SFisher@fenwick.com

or to such other address as any Party shall notify the other Parties (as provided above) from time to time.

(b)         If the Company or any of its Subsidiaries desires to take any action prohibited by Section 5.1, a representative of the Company will request consent to take such action by sending an email to the representatives of Parent set forth on Section 11.1(b) of the Company Disclosure Schedules (the “Parent Representatives“), and approval by any Parent Representative via email will be deemed “written consent of Parent” for purposes of Section 5.1.

Section 11.2.      Exhibits and Schedules. All Exhibits and Schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. For the purposes of this Agreement, any matter that is disclosed in a Schedule to this Agreement shall be deemed to have been included in other Schedules if the purpose for disclosure in such other Schedule is reasonably apparent on its face, notwithstanding the omission of a cross reference thereto. Disclosure of any fact or item in any Schedule shall not necessarily mean that such fact or item is material to the Company and its Subsidiaries taken as a whole. Prior to the Agreement Date, Parent, Merger Sub I and Merger Sub II have received an electronic copy of all materials made available to Parent, Merger Sub I and Merger Sub II or their respective representatives in the Data Room.

Section 11.3.       Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein. For the avoidance of doubt, Parent shall pay all filing fees under the HSR Act and other antitrust and foreign investment filings and all costs, premiums and expenses of the Escrow Agent and the Exchange Agent. Any transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (collectively, “Transfer Taxes“) incurred in connection with consummation of the transactions contemplated by this Agreement, shall be borne fifty-percent (50%) by the Former Stock Holders (based on their respective Allocation Percentages, or in the case of Transfer Taxes with respect to a share transfer, solely by the Former Holder to which such transfer tax applies) and fifty-percent (50%) by Parent. Parent shall prepare and timely file any Tax Returns with respect to Transfer Taxes and promptly provide a copy of such Tax Return to the Representative, and shall timely pay the applicable Transfer Tax, subject to partial reimbursement by the Former Stock Holders (or other Former Holders) in accordance with Article VI; provided that the Former Stock Holders and other Former Holders shall not be required to pay any amounts to the extent such amounts were specifically accounted for on the Final Closing Statement. Parent and the Representative shall, and the Representative shall cause the Former Stock Holders and other Former Holders to, cooperate in furnishing information and other reasonable assistance in connection with the filing of any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 11.4.       Governing Law. This Agreement shall be governed in all respects (including as to validity, interpretation and effect) by the internal laws of the State of Delaware, without giving effect to any conflict of laws rules or principles that would require or permit the application of another jurisdiction’s laws.

Section 11.5.       Jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or proceeding, of the United States District Court for the District of Delaware over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent that they may effectively do so under applicable law, the Parties irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 11.1, such service to become effective ten (10) days after such mailing.

Section 11.6.       Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void; provided that Parent may assign its rights (but not its obligations) under this Agreement to any Affiliate and/or insurer(s) or underwriter(s) providing any representations and warranties insurance for the benefit of Parent, Merger Sub I or Merger Sub II. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective heirs, successors and permitted assigns, any legal or equitable right, remedy or claim hereunder, except (i) as set forth in Section 5.10, Article VI, Article IX and Section 10.1(a) and (ii) the holders of Company Preferred Stock and Company Common Stock as of the time of such termination of this Agreement shall be beneficiaries of the last sentence of Section 9.6; provided that, without limiting Section 9.6, the rights granted to the holders of Company Preferred Stock and Company Common Stock pursuant to the last sentence of Section 9.6 shall only be enforceable on behalf of such stockholders by the Company in its sole discretion.

Section 11.7.       Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties.

Section 11.8.       Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 11.9.       Entire Agreement. This Agreement, including the Exhibits and Schedules attached hereto, and the Confidentiality Agreement, the Escrow Agreement and the Exchange Agent Agreement constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.10.     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11.    No Strict Construction. Each of the Parties acknowledges that this Agreement has been prepared jointly by the Parties, and shall not be strictly construed against either party. As a consequence, the parties do not intend that the presumptions of any Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

Section 11.12.      Specific Performance. The parties agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, including if the Parties fail to take any action required of them hereunder to consummate this Agreement. It is accordingly agreed that, in addition to any other applicable remedies at law or equity, the parties shall be entitled to an injunction or injunctions, without proof of damages or posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

Section 11.13.     WAIVER OF JURY TRIAL. EACH SIGNATORY TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL OF ANY PERMITTED CLAIM OR CAUSE OF ACTION ARISING OUT OF THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY DEALINGS BETWEEN ANY OF THE SIGNATORIES HERETO RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. Each party (i) certifies that no representative, agent or attorney of any person has represented, expressly or otherwise, that any person would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that the other parties have been induced to enter into this Agreement and the transactions contemplated hereby by, among other things, the waivers and certifications contained herein.

Section 11.14.     Failure or Indulgence not Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single party’s or parties’ exercise of any such right preclude any other or further exercise thereof or any other right. Except as expressly set forth in this Agreement, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 11.15.     Amendments; Waivers.

(a)         This Agreement may be amended, at any time prior to the First Effective Time, by Parent, Merger Sub I, Merger Sub II and the Company, and after the First Effective Time by Parent and the Representative. This Agreement (including the provisions of this Section 11.15) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties required pursuant to the preceding sentence.

(b)         At any time prior to the Closing, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in the Company Disclosure Schedules, the Parent Disclosure Schedules or any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid if set forth in an instrument in writing signed and delivered on behalf of such party. Waivers shall operate to waive only the specific matter described in the writing and shall not impair the rights of the party granting the waiver in other respects or at other times. A party’s waiver of a breach of a provision of this Agreement, or failure (on one or more occasions) to enforce a provision of, or to exercise a right under, this Agreement, shall not constitute a waiver of a similar breach, or of such provision or right other than as explicitly waived.

Section 11.16.      Consent to Representation; Conflict of Interest. If the Representative so desires, acting on behalf of the Former Stock Holders and without the need for any consent or waiver by the Surviving Company, Parent, Merger Sub I or Merger Sub II, Fenwick & West LLP (“Fenwick“) shall be permitted to represent the Former Stock Holders after the Closing in connection with any matter, including anything related to the transactions contemplated hereby, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Fenwick shall be permitted to represent the Representative, the Former Stock Holders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction, or dispute (including any litigation, arbitration, or other adversary proceeding) with Parent, the Surviving Company, or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Parent, Merger Sub I, Merger Sub II and the Surviving Company and the Former Stock Holders further agree that the attorney-client privilege of the Company shall continue to belong to the Surviving Company following the Closing and shall not pass to or be claimed by any Former Stock Holder (and any attorney-client privilege of the Former Stock Holders shall continue to belong to the Former Stock Holders following the Closing and shall not pass to or be claimed by the Surviving Company), provided that, as to all communications prior to the Closing among Fenwick and the Company and the Former Stock Holders and their respective Affiliates that relate to the transactions contemplated by this Agreement and are subject to the attorney-client privilege and the exception of client confidence, none of Parent, Merger Sub I, Merger Sub II, the Surviving Company or any of their Affiliates shall use (nor shall any Former Stock Holder or any of its Affiliates be required to disclose) any such communications in any legal proceeding in support of a claim by any of them against any Former Stock Holder or any of its Affiliates (unless such communication is no longer subject to attorney-client privilege for reasons other than the actions of Parent, Merger Sub I, Merger Sub II, the Surviving Company or any of their Affiliates taken after the Closing).

Section 11.17.     Parties of Interest. Notwithstanding anything to the contrary contained herein or otherwise, but except as provided in Article VI, Article IX, Section 11.6 and the last sentence of this Section 11.17, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party“) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement. Without limiting the rights of any Party against the other Parties or any provision in Article VI, Article IX or the last sentence of this Section 11.17, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. Nothing in this Section 11.17 shall limit (i) the rights or remedies against any Person with respect to such Person’s Fraud or (ii) any liability or obligation of, or right or remedy available to, the express parties or express third-party beneficiaries to any ancillary agreement hereto (including any offer letter or restrictive covenant agreement) in accordance with the terms thereof.

* * * * * * *

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

ADOBE INC.

By:	/s/ Dan Durn
Name: Dan Durn
Title: Chief Financial Officer and Executive Vice President

Saratoga Merger Sub I, INC.

By:	/s/ Allison Blais
Name: Allison Blais
Title: President

SAratoga Merger Sub II, LLC

By ADOBE INC., its sole member

By:	/s/ Dan Durn
Name: Dan Durn
Title: Chief Financial Officer and Executive Vice President

FIGMA, INC.

By:	/s/ Dylan Field
Name: Dylan Field
Title: Chief Executive Officer

FORTIS ADVISORS LLC, solely in its capacity as the Representative

By:	/s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director